FILING STATEMENT

THE NEEDLE CAPITAL CORP.

IN RESPECT OF

THE QUALIFYING TRANSACTION OF THE NEEDLE CAPITAL CORP.

INVOLVING THE AMALGAMATION OF

THE FLOWR CORPORATION

AND

2652253 ONTARIO INC.
A WHOLLY-OWNED SUBSIDIARY OF THE NEEDLE CAPITAL CORP.

DATED September 19, 2018

Neither the TSX Venture Exchange Inc. (the “Exchange”) nor any securities regulatory authority has in any way passed upon the merits of the Qualifying Transaction described in this filing statement.

TABLE OF CONTENTS

SUMMARY OF FILING STATEMENT	16

Principal Terms of the Transaction	16

Information Concerning Flowr	16

Not a Non-Arm's Length Qualifying Transaction	17

Interests of Insiders, Promoters or Control Persons of the Corporation	17

Estimated Available Funds and Proposed Principal Uses Thereof	17

Selected Pro Forma Consolidated Financial Information	18

Listing on the Exchange	19

Market Price of the Needle Shares	19

Sponsorship	20

Conditional Listing Approval	20

Conflicts of Interest	20

Interests of Experts	20

Risk Factors	20

INFORMATION CONCERNING NEEDLE	22

Corporate Structure	22

General Development Of The Business	22

Principal Terms of the Transaction	22

Selected Consolidated Financial Information And Management's Discussion And Analysis	23

Description of the Securities	24

Dividends or Distributions	24

Stock Option Plan	25

Prior Sales of Securities	25

Stock Exchange Price	26

Arm's Length Transaction	26

Legal Proceedings	26

Auditor, Transfer Agent And Registrar	26

INFORMATION CONCERNING FLOWR	28

Corporate Structure	28

Marketing Plans and Strategies	36

Competitive Conditions	37

Research and Development	38

Future Developments	38

Proprietary Protection	39

Risk Factors	40

Selected Consolidated Financial Information And Management's Discussion And Analysis	41

Management's Discussion and Analysis	41

Trends	41

Description of Securities	42

Consolidated Capitalization	44

Prior Sales	44

Stock Exchange Price	45

Executive Compensation	45

Summary Compensation Table	46

Outstanding Share-Based and Option-Based Awards	47

Incentive Plan Awards – Value Vested or Earned During Year	48

Legal Proceedings	49

Auditor, Transfer Agent And Registrar	49

Material Contracts	49

INFORMATION CONCERNING THE RESULTING ISSUER	51

Corporate Structure	51

Narrative Description Of The Business	51

Description Of Securities	52

Pro Forma Fully Diluted Share Capital	52

Estimated Available Funds And Principal Purposes	54

Principal Securityholders	54

Directors, Officers and Promoters	55

Anticipated Executive Compensation	61

Base Salaries	61

Summary Compensation Table	62

Option-Based Awards and Incentive Plan Awards	63

Pension Plan Benefits	63

Deferred Compensation Plans	64

Director Compensation	64

Indebtedness Of Directors And Officers	64

Investor Relations Arrangements	64

Options to Purchase Securities	64

Escrowed Securities	65

Auditors, Transfer Agent And Registrar	70

Risk Factors	70

Sponsorship	85

Relationships	85

Experts	85

Other Material Facts	85

Board Approval	85

SCHEDULE “A” FINANCIAL STATEMENTS OF NEEDLE FOR THE YEAR ENDED JUNE 30, 2017	90

SCHEDULE “B” MANAGEMENT’S DISCUSSION AND ANALYSIS OF NEEDLE FOR THE YEAR ENDED JUNE 30, 2017	91

SCHEDULE “C” FINANCIAL STATEMENTS OF NEEDLE FOR THE INTERIM PERIOD ENDED March 31, 2018	92

SCHEDULE “D” MANAGEMENT’S DISCUSSION AND ANALYSIS OF NEEDLE FOR THE INTERIM PERIOD ENDED MARCH 31, 2018	93

SCHEDULE “E” FINANCIAL STATEMENTS OF FLOWR FOR THE YEAR ENDED DECEMBER 31, 2017	94

SCHEDULE “F” MANAGEMENT’S DISCUSSION AND ANALYSIS OF FLOWR FOR THE YEAR ENDED DECEMBER 31, 2017	95

SCHEDULE “G” FINANCIAL STATEMENTS OF FLOWR FOR THE INTERIM PERIOD ENDED JUNE 30, 2018	96

SCHEDULE “H” MANAGEMENT’S DISCUSSION AND ANALYSIS OF FLOWR FOR THE INTERIM PERIOD ENDED JUNE 30, 2018	97

SCHEDULE “I” PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF THE RESULTING ISSUER	98

GLOSSARY OF TERMS

In this filing statement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is clearly inconsistent therewith:

“ABCA” means the Business Corporations Act R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations to the CDSA in effect since August 24,2016, and which replaced the MMPR.

“ACMPR Licence” means Licence No. 10-MM0263/2017 originally issued by Health Canada pursuant to the ACMPR, with an effective date of December 1, 2017 and expiry date of December 1, 2020, granting Flowr Okanagan, the authority to produce, possess, ship, transport, deliver and destroy dried cannabis and cannabis plants (including live clippings and seed).

“ACMPR Patients” means patients registered under the ACMPR and that are eligible to purchase medical cannabis from Licensed Producers under the ACMPR.

“Agency Agreement” means the agency agreement entered into between Flowr and the Agents in respect of the Brokered Private Placement and dated as of August 28, 2018.

“Agents” means Clarus Securities Inc., Eight Capital, Sprott Capital Partners, Echelon Wealth Partners Inc. and Industrial Alliance Securities Inc.

“Agents’ Commission” means the cash fee payable to the Agents (a) equal to 6.0% of the gross proceeds raised from the sale of Flowr Subscription Receipts pursuant to the Brokered Private Placement, and such Agents' Commission being reduced to 3.0% in respect of sales of Flowr Subscription Receipts to the subscribers on the Non-Brokered Private Placement, and (b) equal to 1% of the gross proceeds raised from the Lead Investor, provided that the Lead Investor is a current shareholder of Flowr or an affiliate thereof.

“Agents’ Expenses” means the reasonable and documented out-of-pocket expenses incurred by the Agents in connection with the Brokered Private Placement, including, but not limited to, the reasonable fees and disbursements of Agents’ legal counsel.

“Affiliate” means a company that is affiliated with another company as follows:

(a)	a company is an “Affiliate” of another company if:

(i)	one of them is the subsidiary of the other; or

(ii)	each of them is controlled by the same Person.

(b)	a company is “controlled” by a Person if:

(i)	voting securities of the Corporation are held, other than by way of security only, by or for the benefit of that Person; and

(ii)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the Corporation.

(c)	a Person beneficially owns securities that are beneficially owned by:

(i)	a company controlled by that Person; or

(ii)	an Affiliate of that Person or an Affiliate of any company controlled by that Person.

“Amalco” means the OBCA corporation formed pursuant to the Amalgamation, which will be a wholly-owned subsidiary of the Resulting Issuer.

“Amalgamation” means the amalgamation of Flowr and Subco pursuant to section 174 of the OBCA and on the terms and conditions set forth in the Amalgamation Agreement, which shall result in the indirect acquisition by Needle, of all of the issued and outstanding securities of Flowr.

“Amalgamation Agreement” means the amalgamation agreement dated August 27, 2018, among Needle, Flowr and Subco, as amended by an amending agreement dated September 10, 2018, pursuant to which Flowr will amalgamate with Subco to form Amalco.

“Amendment Application” means the application made by Flowr Okanagan to Health Canada to amend the ACMPR Licence, including the materials submitted to Health Canada in respect to the application for the Sales Licence.

“Articles of Amalgamation” means the articles of amalgamation giving effect to the Amalgamation required to be filed with the Director under the OBCA.

“Associate” when used to indicate a relationship with a Person, means:

(a)

an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer;

(b)	any partner of the Person;

(c)	any trust or estate in which a Person has a substantial beneficial interest or in respect of which an individual or company serves as trustee or in a similar capacity;

(d)	in the case of a Person that is an individual:

(i)	that Person's spouse or child; or

(ii)	any relative of that Person or of his spouse who has the same residence as that individual;

but

(e)

where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D with respect to that Member firm, Member corporation or holding company.

“Audit Committee” means the audit committee of the Board.

“Bill C-45” means Bill C-45 issued by the Government of Canada on April 13, 2017, which proposed the enactment of the Cannabis Act.

“Board” means the board of directors of the Corporation.

“Brokered Private Placement” means the brokered private placement of 980,000 Flowr Subscription Receipts at a price of $2.60 per Flowr Subscription Receipt for aggregate gross proceeds of $2,548,000, completed by Flowr on August 28, 2018, pursuant to the Agency Agreement.

“Business Combination” means the series of transactions, as detailed in the Business Combination Agreement, through which the businesses of Flowr and Needle will be combined, including the Consolidation, the Private Placement, the Amalgamation, the Continuance, the Needle Director Appointments and the Name Change.

“Business Combination Agreement” means the business combination agreement dated August 27, 2018, among the Corporation, Flowr and Subco, as amended by an amending agreement dated September 10, 2018.

“cannabis” means cannabis, its preparations and derivatives, as set out in item 1 of Schedule II to the CDSA.

“Cannabis Act” means the proposed legislation titled An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts.

“Capital Pool Company” or “CPC” means a corporation:

(a)	that has been incorporated or organized in a jurisdiction in Canada;

(b)	that has filed and obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with the CPC Policy; and

(c)	in regard to which the completion of a Qualifying Transaction has not yet occurred.

“CBD” means cannabinoid.

“CDSA” means the Controlled Drugs and Substances Act (Canada).

“Change of Control” means the occurrence of any one or a combination of the following: A. a transaction or series of transactions in which the shareholders of the Corporation immediately before the subject transaction do not retain immediately after the subject transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of directors or, in the case of an asset transfer, the entity to which the assets of the Corporation were transferred, as the case may be; B. the sale or exchange in a single or series of related transactions of securities of the Corporation and/or Flowr ULC resulting in Core Flow Canada Holdings Inc. or Thomas Flow Investments Inc. collectively, holding directly or indirectly less than fifty percent (50%) of the number of shares of the Corporation and/or the Flowr ULC that are held by Core Flow Canada Holdings Inc. and Thomas Flow Investments Inc., collectively, as of the date of the completion of the Flowr Reorganization; provided, however, that a Change of Control shall be deemed not to include a transaction, including an IP, in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of incumbent directors.

“Closing” means the closing of the Transaction.

“Closing Date” means the day that the Transaction occurs, which shall not be prior to the date upon which all regulatory approvals have been obtained for the transactions described herein, and including specifically the approval of the Exchange for the Transaction to be the Qualifying Transaction of Needle and all conditions contained in this Agreement shall be met or waived.

“Completion of the Transaction” or “Completion of the Qualifying Transaction” means the date that the Final Exchange Bulletin is issued by the Exchange.

“Consolidation” means the consolidation of the Needle Shares on the basis of one (1) post-consolidation Needle Share for every thirteen (13) pre-consolidation Needle Shares, completed prior to the Closing of the Transaction.

“Continuance” means the continuance of the Corporation from the ABCA to the OBCA, to be completed prior to the Amalgamation.

“Control Person” means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

“Co-Lead Agents” means Clarus Securities Inc. and Eight Capital.

“Corporation” or “Needle” means The Needle Capital Corp., a corporation incorporated under the ABCA.

“CPC Escrow Agreement” means the Escrow Agreement dated June 17, 2017, among the Corporation, TMX Trust Company and certain securityholders of the Corporation, in the form of Exchange Form 2F – CPC Escrow Agreement.

“CPC Escrow Shares” means the 4,200,000 Needle Shares held in escrow pursuant to the CPC Escrow Agreement.

“CPC Policy” means Policy 2.4 of the Exchange Corporate Finance Manual entitled “Capital Pool Companies”.

“Escrow Agent” means Computershare Trust Company of Canada.

“Escrowed Proceeds” means the gross proceeds of the Private Placement, less 50% of the Agents’ Commission and any Agents’ Expenses payable by Flower in connection with the Brokered Private Placement pursuant to the terms of the Agency Agreement.

“Exchange” or “TSXV” means TSX Venture Exchange Inc.

“Facility” means the 85,000 square foot, scalable, advanced production facility located at 9590 McCarthy Road in Kelowna, British Columbia, which is leased by Flowr Okanagan, under the Lease Agreement, for the purpose of producing cannabis pursuant to the ACMPR Licence.

“Filing Statement” means this filing statement of the Corporation dated September 19, 2018, filed with the Exchange pursuant to the Exchange requirements.

“Final Exchange Bulletin” means the bulletin issued by the Exchange following completion of the Transaction and the submission of all required documentation and that evidences the final Exchange acceptance of the Transaction.

“Flowco US Partners” means, together, Core Flow Canada Holdings Inc. and APMJ Canada Holdings Inc., who prior to the Flowr Reorganization were limited partners of Flowco Services LP and Flowco Investments LP.

“Flowr” means The Flowr Corporation, a corporation formed under the OBCA.

“Flowr Board” means the board of directors of Flowr.

“Flowr Broker Warrants” means the 441,720 broker warrants issued to the Agents on closing of the Private Placement. Each Flowr Broker Warrant will entitle the holder thereof to purchase one Flowr Common Share at an exercise price of $2.60 for a period of twenty-four (24) months following the closing of the Private Placement.

“Flowr Class A Shares” means the Class A preferred shares in the capital of Flowr.

“Flowr Class B Shares” means the Class B preferred shares in the capital of Flowr.

“Flowr Common Shares” means the common shares in the capital of Flowr.

“Flowr ESOP” means the employee stock option plan of Flowr, adopted by Flowr on March 23, 2018, as amended on September 14, 2018.

“Flowr ESOP Options” means the stock options to purchase Flowr Common Shares granted to Flowr’s directors,officers, employees, contractors and other eligible persons pursuant to the Flowr ESOP.

“Flowr Okanagan” means The Flowr Group (Okanagan) Inc., the subsidiary of Flowr, formerly called Cannatech Plant Systems Inc.

“Flowr Reorganization” means the corporate restructuring of Flowr effective December 1, 2017, pursuant to which the Canadian limited partners of Flowco Services LP and Flowco Investments LP became shareholders of Flowr, the Flowco US Partners became shareholders of Flowr ULC (along with Flowr), and Flowco Services LP and Flowco Investment LP were dissolved.

“Flowr Securities” means, collectively, the Flowr Shares, Flowr Stock Options, the Flowr ESOP Options and the Flowr Broker Warrants and “Flowr Security” means any such security.

“Flowr Securityholders” means collectively, the holders of Flowr Securities and “Flowr Securityholder” means any one of them.

“Flowr Share Exchange Agreement” means the share exchange agreement among Flowr, Flowr ULC and the Flowco US Partners dated December 21, 2018, which sets out the rights of the Flowco US Partners to exchange their Flowr ULC Class A Shares for Flowr Common Shares for no additional consideration and the mechanism by which additional Flowr ULC Common Shares will be issued to the Corporation in the event that the Corporation issues additional common shares.

“Flowr Shareholders” means the holders of Flowr Shares and “Flowr Shareholder” means any one of them.

“Flowr Shares” means all of the shares in the capital of Flowr outstanding at the Time of Closing.

“Flowr Stock Options” means stock options of Flowr, each of which entitles the holder thereof to acquire one (1)Flowr Common Share.

“Flowr Subscription Receipt Agreement” means the subscription receipt agreement among Flowr, the Agents and the Subscription Receipt Agent providing for the creation of and governing the terms of the Flowr Subscription Receipts.

“Flowr Subscription Receipts” means the subscription receipts of Flowr issued pursuant to the Private Placement, each such Flowr Subscription Receipt entitling the holder thereof to acquire one Flowr Common Share for no additional consideration and without further action or formality on the part of the holder thereof in accordance with the terms thereof, all in accordance with the terms of the Flowr Subscription Receipt Agreement.

“Flowr ULC” means The Flowr Canada Holdings ULC, a subsidiary of Flowr.

“Flowr ULC Class A Shares” means the class A preferred shares in the capital of Flowr ULC, exchangeable for Flowr Class B Shares (or following Completion of the Transaction, Resulting Issuer Shares pursuant to the Needle Share Exchange Agreement) at any time at the option of the holder.

“Flowr ULC Common Shares” means the common shares in the capital of Flowr ULC.

“GMP” means the Good Manufacturing Practices.

“GPP” means the Good Production Practices standards mandated by the ACMPR.

“IFRS” means the International Financial Reporting Standards set by the International Accounting Standard Board which are applicable on the date on which any calculation is to be effective or the date of any financial statements referred to herein, as the case may be.

“Initial Public Offering” means the offering of 3,000,000 Needle Shares pursuant to the final prospectus of the Corporation dated June 16, 2017.

“Insider” when used in relation to the Corporation, means:

(a)	a director or senior officer of the Corporation;

(b)	a director or senior officer of a company that is an Insider or subsidiary of the Corporation;

(c)	a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Corporation; or

(d)	the Corporation itself if it holds any of its own securities.

“Kelowna Campus” means the series of facilities and properties owned by, or to be owned by, Flowr Okanagan located adjacent to the Facility at 9590 McCarthy Road, Kelowna, British Columbia, currently under construction and once complete, to target 435,000 square feet of grow space dedicated to the cultivation of cannabis. In addition, the Kelowna Campus will have a fully equipped research and development facility, purpose-built cultivation facilities, and a greenhouse.

“Lead Investor” means the subscriber providing the lead order in the Brokered Private Placement.

“Lease Agreement” means the lease dated December 1, 2016, between 0954717 B.C. Ltd. and Cannatech Plant Systems Inc. with respect to the property known for municipal purposes as 9590 McCarthy Road, in the City of Kelowna, British Columbia.

“Licensed Producer” means the holder of a licence issued under section 35 of the ACMPR or any similar licence issued under predecessor legislation.

“Listing Date” means the date on which the Resulting Issuer Shares commence trading on the Exchange.

“Member” means a Person who has executed the Members’ Agreement, as amended from time to time and is accepted as and becomes a member of the Exchange under Exchange requirements.

“Members’ Agreement” means the members’ agreement among the Exchange and each Person who, from time to time, is accepted as and becomes a member of the Exchange.

“MMPR” means the Marihuana for Medical Purposes Regulations (Canada), repealed and replaced with the ACMPR.

“Name Change” means the filing of articles of amendment to change the name of the Corporation to “The Flowr Corporation” or such other name as Flowr may direct in writing and shall be approved by the Board and acceptable to applicable regulatory authorities.

“Needle Director Appointments” means, subject to the completion of the Amalgamation, the reconstitution of the board of directors of Needle to consist of five (5) directors nominated by Flowr, being: Thomas Flow, David Towill, Lyle Oberg, Steven Klein and David Miller.

“Needle Meeting” means the annual and special meeting of the Needle Shareholders held on April 13, 2018.

“Needle Options” means, pre-Consolidation, the 720,000 incentive stock options of the Corporation granted pursuant to the Stock Option Plan, each of which entitles the holder thereof to acquire one (1) Needle Share.

“Needle Share Exchange Agreement” means the share exchange agreement among Flowr, Flowr ULC, Needle and the Flowco US Partners dated as at the closing of the Business Combination, which sets out the rights of the Flowco US Partners to exchange their Flowr ULC Class A Shares for Resulting Issuer Shares, for no additional consideration, following Completion of the Transaction and the mechanism by which additional Flowr ULC Common Shares will be issued to the Resulting Issuer in the event that the Resulting Issuer issues additional common shares.

“Needle Shares” means the common shares in the capital of the Corporation.

“Needle Shareholders” means the holders of the Needle Shares.

“Needle Agent’s Warrants” means, pre-Consolidation, the 300,000 agent’s warrants outstanding to acquire 300,000 Needle Shares at an exercise price of $0.10 per share.

“Non-Arm's Length Party” means in relation to a company, a promoter, officer, director, other Insider or Control Person of that company (including an issuer) and any Associates or Affiliates of any of such Persons. In relation to an individual, means any Associate of the individual or any company of which the individual is a promoter, officer, director, Insider or Control Person.

“Non-Arm's Length Parties to the Qualifying Transaction” means any Target Company(ies) and includes, in relation to Significant Assets or Target Company(ies), the Non-Arm's Length Parties of any Target Company(ies) and all other parties to or associated with the Qualifying Transaction and Associates or Affiliates of all such other parties.

“Non-Arm's Length Qualifying Transaction” means a Qualifying Transaction where the same party or parties or their respective Associates or Affiliates are Control Persons in both the CPC and in relation to the Significant Assets which are to be the subject of the Qualifying Transaction.

“Non-Brokered Private Placement” means the non-brokered private placement of 12,827,734 Flowr Subscription Receipts at a price of $2.60 per Flowr Subscription Receipt for aggregate gross proceeds of $33,352,109, completed concurrently with the Brokered Private Placement on August 28, 2018.

“OBCA” means the Business Corporations Act (Ontario) as amended from time to time, the regulations and policies thereunder and any replacement legislation.

“OCS” means the Ontario Cannabis Store, a subsidiary of the Liquor Control Board of Ontario.

“Person” means a company or individual.

“PIPEDA” means the Personal Information Protection and Electronic Documents Act (Canada).

“Principal” means a person who, upon completion of a Qualifying Transaction, will be:

(a)	a promoter of the Resulting Issuer;

(b)	a director or senior officer of the Resulting Issuer or of a material operating subsidiary of the Resulting Issuer;

(c)

a Person that beneficially owns, directly or indirectly, has control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, securities of the Resulting Issuer carrying more than 20% of the voting rights attached to all of the outstanding voting securities of the Resulting Issuer;

(d)

a person or company that beneficially owns, directly or indirectly, has control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, securities of the Resulting Issuer carrying more than 10% of the voting rights attached to all of the outstanding voting securities of the Resulting Issuer, and:

(i)	has appointed or elected, or has the right to appoint or elect, a director or senior officer of the Resulting Issuer; or

(ii)

one or more directors or senior officers of the Resulting Issuer is also a director or officer of, or beneficially owns, directly or indirectly or has control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, securities of that person or company carrying more than 10% of the voting rights attached to all of the outstanding voting securities of that person or company; or

(e)

a company 20% or more of the voting rights attached to all of the outstanding voting securities of which are beneficially owned, directly or indirectly, by any one of the persons or companies referred to in clauses (a) through (d), or over which one or more of the persons or companies referred to in clauses (a) through (d) has or have control or direction (or a combination of beneficial ownership and control or direction); or

(f)	an Associate of a person or company referred to in clauses (a) through (e).

“Private Placement” means, together, the Brokered Private Placement and the Non-Brokered Private Placement of up to 13,807,734 Flowr Subscription Receipts for aggregate gross proceeds of up to $35,900,108.40.

“Qualifying Transaction” means a transaction where a Capital Pool Company acquires Significant Assets other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means.

“Release Conditions” means the occurrence of all of the following events:

(i)	all conditions precedent to closing the Qualifying Transaction (other than the filing of Articles of Amalgamation) shall have been completed or satisfied;

(ii)

the receipt of all required shareholder, regulatory and court approvals of the Qualifying Transaction including, but not limited to, conditional approval of the TSXV for the listing of the Resulting Issuer Shares; and

(iii)	Flowr and the Co-Lead Agents having delivered a joint direction to the Subscription Receipt Agent confirming that the conditions set forth above have been met or waived.

“Responsible Person in Charge” has the meaning ascribed to it under the ACMPR.

“Resulting Issuer” means the issuer that was formerly a CPC that exists upon issuance of the Final Exchange Bulletin. In the case of the Corporation, the Resulting Issuer will be the Corporation as it exists upon the Completion of the Transaction.

“Resulting Issuer Broker Warrants” means the broker warrants to purchase Resulting Issuer Shares to be issued by the Resulting Issuer to the holders of Flowr Broker Warrants in exchange for the Flowr Broker Warrants.

“Resulting Issuer ESOP” means the employee stock option plan of the Resulting Issuer to be adopted by the Resulting Issuer upon completion of the Transaction.

“Resulting Issuer ESOP Options” means the stock options to purchase Resulting Issuer Shares to be issued by the Resulting Issuer to holders of the Flowr ESOP Options in exchange for the Flowr ESOP Options.

“Resulting Issuer Interests” means the Resulting Issuer Securities as well as the Flowr ULC Class A Shares.

“Resulting Issuer Stock Options” means the incentive stock options of the Resulting Issuer granted pursuant to the Stock Option Plan, each of which entitles the holder thereof to acquire one Resulting Issuer Share, which includes the Needle Options and the Resulting Issuer Stock Options exchanged for the Flowr Stock Options on Completion of the Transaction.

“Resulting Issuer Stock Option Plan” means the stock option plan of the Corporation, approved and adopted by the shareholders of the Corporation on April 13, 2018, which is expected to be maintained by the Resulting Issuer following completion of the Transaction.

“Resulting Issuer Securities” means the Resulting Issuer Stock Options, Resulting Issuer ESOP Options, Resulting Issuer Broker Warrants, the Resulting Issuer Shares and the Resulting Issuer Agent’s Warrants.

“Resulting Issuer Shares” means the common shares of the Resulting Issuer.

“Resulting Issuer Agent’s Warrants” means the warrants of the Resulting Issuer which will be issued to holders of Needle Agent’s Warrants on completion of the Transaction.

“Sales Licence” means an amendment to the ACMPR Licence to include sales directly to patients under the ACMPR.

“Significant Assets” means one or more assets or businesses which, when purchased, optioned or otherwise acquired by the Capital Pool Company, together with any concurrent transactions, would result in the Capital Pool Company meeting the minimum listing requirements of the Exchange.

“Sponsor” has the meaning ascribed in Exchange Policy 2.2 “Sponsorship and Sponsorship Requirements”.

“Stock Option Plan” means the stock option plan of the Corporation, approved and adopted by the shareholders of the Corporation on April 13, 2018.

“Subco” means 2652253 Ontario Inc., the wholly-owned subsidiary of Needle, incorporated for the sole purpose of effecting the Amalgamation.

“Subscription Receipt Agent” means Computershare Trust Company of Canada, in its capacity as subscription receipt agent appointed pursuant to the terms of the Flowr Subscription Receipt Agreement.

“Subscription Receipt Conversion Time” means 12:01 a.m. (Toronto time) on the day upon which the Release Conditions are satisfied in advance of the Termination Deadline.

“Surplus Security Escrow Agreement” means the escrow agreement in the form of the Exchange's Form 5D to be entered into by and among the Escrow Agent, the Resulting Issuer and certain Principals of the Resulting Issuer prior to the Completion of the Transaction.

“Target Company” means a company to be acquired by the CPC as its Significant Asset pursuant to a Qualifying Transaction and, for the purposes of this Filing Statement, means Flowr.

“Termination Deadline” means 5:00 p.m. (Toronto time) on the date that is three months from the closing date of the Private Placement.

“THC” means Tetrahydrocannabinol.

“Time of Closing” means such time on the Closing Date as the parties hereto agree.

“Transaction” means the Name Change, the Continuance, the Needle Director Appointments, the Consolidation,the Amalgamation and the exchange of the Flowr Securities for Resulting Issuer Securities.

CURRENCY

Unless otherwise specified or the context otherwise requires, all references to “$” or “C$” are to Canadian dollars.

MEANING OF CERTAIN REFERENCES

As used in this Filing Statement, unless the context otherwise indicates, the terms “Needle”, “Corporation”, “we”,“us” and “our” mean The Needle Capital Corp.

Statistical information and other data relating to the medical cannabis industry and the cannabis industry in general included in this Prospectus are derived from industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this Prospectus were obtained from various publicly available sources. Although we believe that these independent sources are generally reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

For an explanation of certain technical terms and abbreviations used in this Filing Statement and not otherwise defined, see the “Glossary”.

NOTICE CONCERNING FORWARD-LOOKING STATEMENTS

This Filing Statement contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect beliefs of management of the Corporation or Flowr and are based on information currently available to management of the Corporation or Flowr.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, Flowr or the Resulting Issuer to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include: (A) the intention to complete the Transaction; (B) the description of the Corporation that assumes Completion of the Transaction; and (C) the intention to grow the business and operations of Flowr. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Filing Statement. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: the ability of the Corporation or Flowr to obtain necessary financing; the economy generally; and anticipated and unanticipated costs. These forward-looking statements should not be relied upon as representing the Corporation's or Flowr's views as of any date subsequent to the date of this Filing Statement. Although the Corporation and Flowr have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The factors identified above are not intended to represent a complete list of the factors that could affect the Resulting Issuer. Additional factors are noted under “Information Concerning the Resulting Issuer – Risk Factors” in this Filing Statement. The forward-looking statements contained in this Filing Statement are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Filing Statement are made as of the date of this Filing Statement and neither the Corporation nor Flowr undertakes an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

DATE OF INFORMATION

Unless otherwise stated, the information contained in this Filing Statement is given as of September 19, 2018.

THE NEEDLE CAPITAL CORP.

SUMMARY OF FILING STATEMENT
(as at September 19, 2018, except as otherwise indicated)

The following is a summary of information relating to the Corporation, Flowr and the Resulting Issuer (assuming the Completion of the Transaction), and should be read together with the more detailed information and financial data and statements contained elsewhere in this Filing Statement.

Principal Terms of the Transaction

The following summary is subject to the detailed provisions of the Business Combination Agreement and is qualified in its entirety by reference to the Business Combination Agreement which is available under the Corporation's profile on SEDAR at www.sedar.com.

On August 27, 2018, the Corporation entered into the Business Combination Agreement, pursuant to which the parties have agreed to complete the Transaction on the terms set out therein. The Transaction will involve:

(a)	the completion of the Consolidation of all Needle Shares;

(b)	the Name Change;

(c)	the Private Placement;

(d)	the Needle Director Appointments;

(e)	the Continuance;

(f)

the Amalgamation of Flowr and Subco, and the issuance of 85,692,095 Resulting Issuer Shares at a deemed issue price of $2.60 per Resulting Issuer Share (post-Consolidation). In addition, the Corporation will issue (i) 4,325,000 Resulting Issuer Stock Options; (ii) 8,035,530 Resulting Issuer ESOP Options; and (iii) 441,720 Resulting Issuer Broker Warrants, in exchange for the outstanding (i) Flowr Stock Options; (ii) Flowr ESOP Options; and (iii) Flowr Broker Warrants, respectively.

Amalco, the corporation resulting from the Amalgamation, will be a wholly-owned subsidiary of the Resulting Issuer and will own or control all of: (a) Subco’s assets and be subject to all of Subco’s obligations and liabilities; and (b) Flowr’s assets and be subject to all of Flowr’s obligations and liabilities.

For further information on the proposed Transaction, see “Information Concerning the Corporation – Principal Terms of the Transaction” below.

Information Concerning Flowr

Flowr was incorporated under the OBCA on October 25, 2017. Flowr Okanagan is a Licensed Producer and operates the Facility, a 85,000 square foot production facility in Kelowna, British Columbia. Flowr is focused on producing high-yield, high-quality cannabis for patients and consumers throughout Canada. Flowr also prioritizes research and development; its highly skilled scientific staff use modern genetic techniques, molecular biology and plant physiology, to breed specific cannabis varieties to identify unique characteristics and ultimately work to improve Flowr’s final products.

For further information regarding Flowr, see “Information Concerning Flowr” below.

The information contained or referred to in this Filing Statement with respect to Flowr and its industry has been provided by the management of Flowr and is the responsibility of Flowr. Management of Needle has relied upon Flowr for the accuracy of the information provided by Flowr without independent verification.

Not a Non-Arm's Length Qualifying Transaction

The Transaction is not a Non-Arm's Length Qualifying Transaction.

Interests of Insiders, Promoters or Control Persons of the Corporation

Except as otherwise stated herein, none of the Insiders, promoters or Control Persons of the Corporation or any of their respective Associates and Affiliates (before and after giving effect to the Transaction) have any interest in the Transaction, other than that which arises from their holding of Needle Shares.

In connection with the proposed Transaction, the Corporation will incur legal fees with respect to legal services provided by a law firm whose partner is a shareholder of the Corporation.

Estimated Available Funds and Proposed Principal Uses Thereof

As at August 31, 2018, Flowr had working capital of $5,998,991. As at March 31, 2018, Flowr had estimated working capital of $1,429,000 (including HST receivable of approximately $297,000) and as at December 31, 2017, Flowr had working capital of approximately $6,768,000. The Resulting Issuer will have approximately $45,183,000 available upon Completion of the Transaction.

Principal Purposes of Funds

The following table sets out the estimated available funds after giving effect to the Transaction and the proposed principal uses for those funds:

Item	Approximate Amount ($)
Facility Grow Room Expansion(1)	16,400,000
Unallocated Working Capital	18,526,665
Total	$34,926,665

Notes:

(1)	The $16,400,000 will be spent on Facility grow room expansion during the period from August 2018 to January 2019.

Notwithstanding the proposed uses of available funds as discussed above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. It is difficult, at this time, to definitively project the total funds necessary to effect the planned activities of the Resulting Issuer. For these reasons, management considers it to be in the best interests of the Corporation and its shareholders to afford management a reasonable degree of flexibility as to how the funds are employed among the uses identified above, or for other purposes, as the need arises. Further, the above uses of available funds should be considered estimates.

Selected Pro Forma Consolidated Financial Information

The following table sets out select financial information of each of Needle and Flowr as at March 31, 2018 and June 30, 2018, respectively, as well as the unaudited pro forma financial information of the Resulting Issuer as at June 30, 2018, on a consolidated basis, after giving effect to the Transaction. This table should be read in conjunction with the Corporation's pro forma financial statements attached hereto as Schedule “I”.

Designation of Security	Needle, as at March 31, 2018	Flowr, as at June 30 2018	Resulting Issuer Pro Forma Consolidated, as at June 30, 2018
Long-term Debt	N/A	N/A	N/A
Total Assets	$326,532	$29,149,328	$67,583,456
Total Liabilities	$3,500	$2,258,228	$2,261,728
Total Shareholders’ Equity	$323,032	$26,891,100	$65,321,728

The following table sets out the securities of the Resulting Issuer that will be outstanding after giving effect to the

Designation of Security	Amount Outstanding prior to the Completion of the Transaction	Amount Outstanding after the Completion of the Transaction	Percentage of Total Number of Resulting Issuer Shares to be Issued and Outstanding following Completion of the Transaction on a Fully Diluted Basis
Resulting Issuer Shares based on the outstanding Needle Shares prior to the Completion of the Transaction	7,200,000	553,846	0.39%
Resulting Issuer Shares based on the outstanding Flowr Shares prior to the Completion of the Transaction	71,884,361	85,692,095 (1)	59.83%
Total (non-diluted)	79,084,361	86,245,945	60.22%
Resulting Issuer Shares reserved for issuance upon exercise of the Resulting Issuer Options	720,000	55,384	0.04%
Resulting Issuer Shares reserved for issuance upon conversion of the Flowr ULC Class A Shares	44,100,000	44,100,000	30.79%
Resulting Issuer Shares reserved for issuance upon exercise of the Flowr Stock Options	4,325,000	4,325,000	3.02%
Resulting Issuer Shares reserved for issuance upon exercise of the Flowr ESOP Options	8,035,530	8,035,530	5.61%
Resulting Issuer Shares reserved for issuance upon exercise of the Flowr Broker Warrants	0	441,720 (2)	0.31%
Resulting Issuer Shares reserved for issuance upon exercise of the Resulting Issuer Agent’s Warrants	300,000	23,077	0.02%
Total (fully diluted)	136,564,891	143,226,652	100%

Notes:

(1)	Includes the 13,807,734 Flowr Shares being issued pursuant to the Private Placement.
(2)

Resulting Issuer Broker Warrants were issued in an amount equal to 3% of the total proceeds raised from the sale of Flowr Subscription Receipts in the Brokered Private Placement (reduced to 1.5% in respect of sales to the subscribers as part of the Non- Brokered Private Placement.

(3)	Certain of these Resulting Issuer Securities will be held in escrow after the Completion of the Transaction (See “Information Concerning the Resulting Issuer – Escrowed Securities”).

Listing on the Exchange

The outstanding Needle Shares are listed on the Exchange under the trading symbol “NEDL.P”. Pursuant to the policies of the Exchange, trading in the Needle Shares was halted effective February 13, 2018, and has not yet resumed.

The Flowr Shares are not listed on any stock exchange and there is currently no public market for the Flowr Securities.

Market Price of the Needle Shares

On February 16, 2018, the Corporation issued a press release announcing the proposed Transaction. Pursuant to the policies of the Exchange, trading in the Needle Shares was halted on February 13, 2018, and has not yet resumed. The last trade of the Needle Shares prior to the trading halt was $0.10 per Needle Share. Trading of the Needle Shares will remain halted until Completion of the Transaction.

Sponsorship

On September 12, 2018, the Exchange granted an exemption from applicable sponsorship requirements.

Conditional Listing Approval

The Exchange conditionally accepted the Qualifying Transaction on September 12, 2018, subject to the Corporation fulfilling all of the requirements of the Exchange within ninety days of such conditional acceptance.

Conflicts of Interest

Some of the individuals proposed for appointment as directors or officers of the Resulting Issuer upon the Completion of the Transaction or who may be considered promoters of the Resulting Issuer are also directors, officers and/or promoters of other reporting and non-reporting issuers. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Resulting Issuer, notwithstanding that they will be bound by the provisions of the OBCA to act at all times in good faith in the interest of the Resulting Issuer and to disclose such conflicts to the Resulting Issuer if and when they arise. To the best of its knowledge, the Corporation is not aware of the existence of any conflicts of interest between the Corporation and any of its directors and officers as of the date of this Filing Statement. To the best of its knowledge, Flowr is not aware of the existence of any conflicts of interest between Flowr and any of its directors and officers as of the date of this Filing Statement. The Flowr Shareholders must appreciate that they will be required to rely on the judgment and good faith of its directors and officers, as well as on the judgment and good faith of the directors and officers of Flowr, in resolving any conflicts of interest that may arise.

Interests of Experts

To the knowledge of the Corporation and Flowr, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Filing Statement or as having prepared or certified a report or valuation described or included in this Filing Statement holds any beneficial interest, direct or indirect, in any securities or property of the Corporation, Flowr, the Resulting Issuer or an Associate or Affiliate of the foregoing.

Risk Factors

There are inherent risks in the business of the Resulting Issuer. The Transaction must be considered speculative due to the nature of the business of the Resulting Issuer, and its relatively formative stage of development. The Needle Shareholders must rely on the ability, expertise, judgment, discretion, integrity and good faith of the management of the Resulting Issuer. There is no guarantee that the Resulting Issuer will be able to secure future financing to meet its future needs on reasonable terms. The business of the Resulting Issuer will be subject to risks and hazards related to the Corporation and Flowr, some of which are beyond its control.

Risk factors include but are not limited to: reliance on licensing, regulatory risks, its limited operating history and uncertainty of future revenues, competition, dependence on key executives, reliance on the Facility, breaches of security at the Facility, history of net losses, further funding requirements, product liability, product recalls, insurance and uninsured risks, the early stage of the cannabis industry, management of growth, proprietary protection, conflicts of interest, risks inherent in an agricultural business, environmental regulation and risks, unfavourable publicity or consumer perception, share price volatility, transportation disruptions, its vulnerability to rising energy costs, reliance on key inputs, dependence on suppliers and skilled labour, difficulty to forecast, the need to attract and retain qualified personnel, litigation, dividends, and the limited market for its securities.

For a complete discussion of the risks associated with the Resulting Issuer and the Completion of the Transaction,see “Information Concerning the Resulting Issuer – Risk Factors”.

INFORMATION CONCERNING NEEDLE

Corporate Structure

Name and Incorporation

The full corporate name of the Corporation is The Needle Capital Corp. The Corporation was incorporated pursuant to articles of incorporation dated June 1, 2016, under the ABCA. The directors of the Corporation are Daniel Lanksey, Douglas Osrow and Robb McNaughton. Daniel Lanskey is President, Chief Executive Officer, Chief Financial Officer and Corporate Secretary of the Corporation. The principal and registered office of the Corporation is located at 1900, 520 - 3 Avenue SW, Calgary, Alberta, T2P 0R3.

General Development Of The Business

The Corporation is a CPC. Prior to completing its Initial Public Offering and listing on the TSX Venture Exchange (the “TSXV”), the Corporation issued an aggregate of 4,200,000 Needle Shares at a price of $0.05 per Needle Share for gross proceeds of $210,000.

On September 15, 2017, the Corporation completed its Initial Public Offering of 3,000,000 Needle Shares at a price of $0.10 per Needle Share by way of a prospectus dated June 16, 2017, filed in the provinces of British Columbia, Alberta and Saskatchewan. After completing its Initial Public Offering the Needle Shares commenced trading on the TSXV on September 22, 2017, under the trading symbol “NEDL.P”.

On February 12, 2018, the Corporation and Flowr entered into an arm's length non-binding letter agreement pursuant to which the parties agreed to effect a business combination of the Corporation and Flowr. On August 27, 2018, the Corporation entered into the definitive Business Combination Agreement with respect to completing the Transaction. For further information on the proposed Transaction, see “Information Concerning the Corporation –Principal Terms of the Transaction” below.

At the Needle Meeting held on April 13, 2018, the Needle Shareholders approved, among other things: (a) a resolution approving, conditional upon and effective as of the Completion of the Qualifying Transaction with Flowr, the Needle Director Appointments; (b) a special resolution authorizing the Name Change; (c) a special resolution approving the Consolidation; and (d) a special resolution approving the Continuance.

To date, the Corporation has not carried on any operations other than identifying and evaluating opportunities for the acquisition of an interest in assets or businesses with a view to completing a Qualifying Transaction and, once identified and evaluated, negotiating an acquisition or participation in such assets or businesses. The Transaction will be the Corporation's Qualifying Transaction.

Principal Terms of the Transaction

The Transaction will involve the closing of the Private Placement and the Amalgamation of Flowr with Subco. Pursuant to the Business Combination Agreement, prior to Completion of the Transaction, the Corporation will first complete the Name Change, the Consolidation and the Continuance. Subsequent to the completion of the Consolidation, the Corporation shall issue (on a post-Consolidation basis): (i) 85,692,095 Resulting Issuer Shares; (ii) 4,325,000 Resulting Issuer Stock Options; (iii) 8,035,530 Resulting Issuer ESOP Options; and (iv) 441,720 Resulting Issuer Broker Warrants for each: (i) Flowr Share; (ii) Flowr Stock Option; (iii) Flowr ESOP Option; and (iv) Flowr Compensation Option, respectively. In addition, a total of 44,100,000 Resulting Issuer Shares will be reserved for issuance upon the conversion of the Flowr ULC Class A Shares. If the Flowr Broker Warrants have not been issued by Flowr as of the Closing Date, the Resulting Issuer has agreed that it is contractually obligated to issue Resulting Issuer Broker Warrants on the same terms subject to appropriate adjustments described above.

There are currently a total of 7,200,000 Needle Shares, 720,000 Needle Options and 300,000 Needle Agent’s Warrants issued and outstanding (on a pre-Consolidation basis). Following the Consolidation, there will be 553,846 Needle Shares, 55,384 Needle Options and 23,077 Needle Agent’s Warrants.

Thus, on a post-Consolidation basis, following Completion of the Transaction, an aggregate of 86,245,945 Resulting Issuer Shares, 4,325,000 Resulting Issuer Stock Options, 8,090,914 Resulting Issuer ESOP Options, 23,077 Needle Agent’s Warrants and 441,720 Resulting Issuer Broker Warrants will be outstanding. A total of 44,100,000 Resulting Issuer Shares will be reserved for issuance upon the conversion of the Flowr ULC Class A Shares. See “Information Concerning the Resulting Issuer – Pro Forma Fully Diluted Share Capital” for details with respect to the Flowr Securities being exchanged for Resulting Issuer Securities.

It is also expected that prior to, or concurrently with, the Completion of the Transaction, the Corporation will change its name to “The Flowr Corporation” or such other name as the Board may determine. The Name Change, Consolidation and Continuance were approved by the special resolution of the Needle Shareholders at the annual and special meeting of the Needle Shareholders held on April 13, 2018.

Selected Consolidated Financial Information And Management's Discussion And Analysis

Selected Information

Since incorporation, the Corporation has incurred costs in carrying out its Initial Public Offering, in seeking, evaluating and negotiating potential Qualifying Transactions and in meeting the disclosure obligations imposed upon it as a reporting issuer in the provinces of British Columbia, Alberta and Saskatchewan.

The following table presents selected financial information of the Corporation for the periods indicated. This table should be read in conjunction with the audited financial statements for the year ended June 30, 2017, and the notes thereto, and the unaudited statements for the nine months ended March 31, 2018, and the notes thereto, which are set forth in Schedule “A” and Schedule “C”, respectively, to this Filing Statement. In addition, please see the Management's Discussion and Analysis included at Schedule “B” and Schedule “D” to this Filing Statement. This table contains financial information derived from and should be read in conjunction with the Corporation’s Financial Statements that have been prepared in accordance with IFRS.

	Nine Months Ended March 31, 2018 (unaudited)	Period from June 1, 2016 (incorporation) to June 30, 2017 (audited)
Total Assets	$326,532	$232,869
Total Liabilities and Shareholders’ Equity	$326,532	$232,869
Net loss and comprehensive loss for the period	($129,937)	($6,631)
Amounts deferred in connection with the Transaction	Nil	Nil

Management Discussion and Analysis

Management's discussion and analysis of the financial condition and results of operations of the Corporation for the year ended June 30, 2017 and the interim period ended March 31, 2018, is attached to this Filing Statement as Schedule “B” and Schedule “D” respectively. The management's discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto attached to this Filing Statement as Schedule “A” and Schedule “C”.

Certain information included in such management's discussion and analysis is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward Looking Information” above.

Description of the Securities

The Corporation is authorized to issue an unlimited number of Needle Shares, of which 7,200,000 Needle Shares are issued and outstanding as fully paid and non-assessable as at the date hereof. The Corporation is also authorized to issue an unlimited number of preferred shares, of which none are issued and outstanding as of the date hereof.

Needle Shares

The holders of Needle Shares are entitled to receive notice of and attend all meetings of the shareholders of the Corporation and are entitled to one (1) vote in respect of each Needle Share held at such meetings. The holders of Needle Shares are entitled to receive dividends if, as and when declared by the Board. In the event of liquidation, dissolution or winding-up of the Corporation, the holders of Needle Shares are entitled to share rateably in any distribution of the property or assets of the Corporation, subject to the rights of holders of any other class of securities of the Corporation entitled to receive assets or property of the Corporation upon such distribution in priority or rateably with the holders of Needle Shares.

Needle Preferred Shares

The Corporation is authorized to issue an unlimited number of non-voting preferred shares (the “Needle Preferred Shares”) without nominal or par value. The Needle Preferred Shares may be issued from time to time in one or more series, each consisting of a number of Needle Preferred Shares as determined by the Board which also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Needle Preferred Shares. There are no Needle Preferred Shares issued and outstanding. The Needle Preferred Shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Needle Preferred Shares of every other series and shall be entitled to preference over the Needle Shares and the shares of any other class ranking junior to the Needle Preferred Shares. The holders of Needle Preferred Shares are not entitled to receive notice or, attend or vote at any meetings of the shareholders of the Corporation

Dividends or Distributions

The Corporation has not declared or paid any dividends or distributions on the Needle Shares to date. The payments of dividends or distributions in the future are dependent on the Corporation’s earnings, financial condition and such other factors as the Board considers appropriate. The Corporation currently does not anticipate paying any dividends in the foreseeable future due to its stage of development, and in no circumstance will it pay any dividends or make any distribution prior to completion of its Qualifying Transaction.

Stock Option Plan

The Corporation has adopted the Stock Option Plan which provides that the board of directors of the Corporation may from time to time, in its discretion, and in accordance with the TSXV requirements, grant to directors, officers, employees and consultants to the Corporation, non-transferable options to purchase Needle Shares, provided that the number of Needle Shares reserved for issuance under the Needle Options will not exceed 10% of the issued and outstanding Needle Shares. However, other than in connection with a Qualifying Transaction, during the time that the Corporation is a CPC, the aggregate number of Needle Shares issuable upon exercise of all options granted under the Stock Option Plan shall not exceed 10% of the Needle Shares of the Corporation issued and outstanding at the closing of the Corporation’s Initial Public Offering.

Such Needle Options will be exercisable for a period of up to ten (10) years from the date of grant. In connection with the foregoing, the number of Needle Shares reserved for issuance to: (a) any individual will not exceed 5% of the issued and outstanding Needle Shares; and (b) all consultants will not exceed 2% of the issued and outstanding Needle Shares. In addition, the Stock Option Plan provides that no more than 5% of the issued shares of the Corporation will be granted to any individual in any 12 month period; no more than 2% of the issued shares of the Corporation will be granted to any one consultant in any 12 month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable TSXV requirements; and no more than an aggregate of 2% of the issued shares of the Corporation will be granted to an employee conducting investor relations activities in any 12 month period.

As required by the CPC Policy, the Corporation, as long as it is a CPC, will not grant Needle Options to any person providing investor relations activities, promotional or market-making services. Needle Options may be exercised the greater of twelve (12) months after the Completion of the Qualifying Transaction and 90 days following cessation of the optionee’s position with the Corporation, provided that if the cessation of office, employment, directorship, or consulting arrangement was by reason of death, the Needle Option may be exercised within a maximum period of one year after such death, subject to the expiry date of such Needle Option.

Any Needle Shares acquired pursuant to the exercise of options under the Stock Option Plan prior to Completion of the Qualifying Transaction must be deposited in escrow and will be subject to escrow until the Final Exchange Bulletin is issued.

As of the date hereof, the Corporation has reserved 720,000 Needle Shares for issuance pursuant to the Stock Option Plan. The Needle Options are allocated on the following basis:

	Number of Needle Shares	Exercise Price Per
Optionee	Under Needle Options	Needle Share	Expiry Date
Douglas Osrow	240,000	$0.10	September 15, 2022

Robb McNaughton	240,000	$0.10	September 15, 2022

Daniel Lanskey	240,000	$0.10	September 15, 2022

Total	720,000

Prior Sales of Securities

Since the date of incorporation, 7,200,000 Needle Shares have been sold as follows:

Date of Issuance	Number of Needle Shares (%)	Issue Price per Needle Share ($)	Aggregate Issue Price ($)	Nature of Consideration Received
September 30, 2016	4,200,000(1)	$0.05	$210,000	Cash
September 15, 2017	3,000,000(2)	$0.10	$300,000	Cash
Total	7,200,000	-	-	-

Notes:

(1)	All of these Needle Shares have been placed in escrow pursuant to the CPC Escrow Agreement.
(2)	Needle Shares issued pursuant to Initial Public Offering. None of these Needle Shares were sold to Related Parties to the Corporation.

Stock Exchange Price

On February 16, 2018, the Corporation issued a press release announcing the proposed Transaction. Pursuant to the policies of the Exchange, trading in the Needle Shares was halted on February 13, 2018 and has not yet resumed. The last trade of the Needle Shares prior to the trading halt (which trade occurred on February 13, 2018) was $0.10 per Needle Share. Trading of the Needle Shares will remain halted until Completion of the Transaction.

The following table sets forth the high and low sales prices and trading volumes of board lots of Needle Shares as reported by the Exchange from September 22, 2017 to the date hereof:

Period	High	Low	Volume
Period from February 1 – February 13, 2018(1)	0.10	0.10	Nil
Month Ended January 31, 2018	0.10	0.10	Nil
Month Ended December 31, 2017	0.10	0.10	Nil
Month Ended November 30, 2017	0.10	0.10	Nil
Month Ended October 31, 2017	0.10	0.10	Nil
Quarter Ended September 30, 2017	0.10	0.10	Nil

Note:

(1)	Trading of the Needle Shares was halted on February 13, 2018, following the announcement of the Transaction.

Arm's Length Transaction

The proposed Transaction is not a Non-Arm's Length Qualifying Transaction.

Legal Proceedings

The Corporation has not been, and is not presently involved in, any legal proceedings material to it and insofar as it is aware, no such proceedings are contemplated.

Auditor, Transfer Agent And Registrar

The Corporation's current auditors are MNP LLP, Chartered Professional Accountants, 1500, 640 - 5th Avenue SW,Calgary, Alberta, T2P 3G4.

The Corporation's current transfer agent and registrar is TMX Trust Company.

Material Contracts

The Corporation has not entered into any material contracts, outside of the ordinary course of business, prior to the date hereof, other than:

•	CPC Escrow Agreement;

•	Agency Agreement with Industrial Alliance Securities Inc. dated June 16, 2017;

•	Service Agreement with TMX Trust Company dated April 25, 2017; and

•	Business Combination Agreement.

Copies of these material contracts will be available for inspection without charge at the registered office of the Corporation at 1900, 520 - 3 Avenue SW, Calgary, Alberta, T2P 0R3, during ordinary business hours from the date hereof until the Completion of the Transaction and for a period of thirty (30) days thereafter.

INFORMATION CONCERNING FLOWR

Corporate Structure

Name and Incorporation

Flowr is a private company incorporated under the OBCA on October 25, 2017. The head office and registered office of Flowr is located at 100 Allstate Parkway, Suite 201, Markham, Ontario, L3R 6H3.

Intercorporate Relationships

Flowr has one direct subsidiary, Flowr ULC, and one indirect subsidiary, Flowr Okanagan.

Flowr owns 100% of the issued and outstanding Flowr ULC Common Shares and the Flowco US Partners own 100% of the issued and outstanding Flowr ULC Class A Shares. Pursuant to the Flowr Share Exchange Agreement, the Flowr ULC Class A Shares are exchangeable for Flowr Class B Shares (and following Completion of the Transaction, exchangeable for Resulting Issuer Shares pursuant to the Needle Share Exchange Agreement) at the sole option and discretion of the holders on a one-for-one basis.

Flowr’s interest in Flowr Okanagan is held through Flowr ULC, which owns 100% of the issued and outstanding shares in the capital of Flowr Okanagan.

General Development Of The Business

Flowr was formed to cultivate and sell cannabis in Canada for medical use and, following the legalization of cannabis under the Cannabis Act, for adult-use. Flowr is focused on growing high-quality cannabis under conditions that will produce high crop yields measured by the grams produced per square foot of cultivation space.

History

The current business of Flowr was originally undertaken exclusively through Flowr Okanagan. Flowr Okanagan was incorporated on June 28, 2013, under the laws of the Province of British Columbia, in the name of “Cannatech Plant Systems Inc.” to participate in the emerging market for medical cannabis. Flowr was incorporated on October 25, 2017, and on December 1, 2017, the Flowr Reorganization was effected. Pursuant to the Flowr Reorganization, the Canadian limited partners of Flowco Services LP and Flowco Investments LP became shareholders of Flowr, the Flowco US Partners became shareholders of Flowr ULC (along with Flowr), and Flowco Services LP and Flowco Investment LP were dissolved. The Flowr Reorganization resulted in Flowr ULC becoming a direct subsidiary of Flowr, and Flowr Okanagan becoming an indirect subsidiary of Flowr, and all the shareholders of Flowr Okanagan becoming shareholders of Flowr.

Following completion of the Flowr Reorganization, Flowr Okanagan filed a notice of alteration to change its name from Cannatech Plant Systems Inc. to The Flowr Group (Okanagan) Inc. and Flowr ULC filed a notice of alteration to change its name from The Flowr Cannabis ULC to The Flowr Canada Holdings ULC.

Recent Funding History

On January 9, 2018, Flowr completed a non-brokered private placement of 15,000,000 Flowr Class A Shares at a price of $1.00 per share, for aggregate gross proceeds of $15,000,000. The private placement closed in two tranches, as follows:

•	On December 28, 2017, 14,185,000 Flowr Class A Shares were issued for aggregate gross proceeds of $14,185,000; and

•	On January 9, 2018, 815,000 Flowr Class A Shares were issued for aggregate gross proceeds of $815,000.

On July 18, 2018, Flowr completed a non-brokered private placement of 5,309,361 Flowr Common Shares at a price of $2.60 per share, for aggregate gross proceeds of $13,804,338.60. The private placement closed on a rolling basis in five tranches, as follows:

•	On April 11, 2018, 3,310,330 Flowr Common Shares were issued for aggregate gross proceeds of $8,606,858;

•	On April 23, 2018, 970,232 Flowr Common Shares were issued for aggregate gross proceeds of $2,522,603.20;

•	On May 28, 2018, 84,382 Flowr Common Shares were issued for aggregate gross proceeds of $219,393.20; and

•	On July 16, 2018, 896,151 Flowr Common Shares were issued for aggregate gross proceeds of $2,329,992.60; and

•	On July 18, 2018, 48,266 Flowr Common Shares were issued for aggregate gross proceeds of $125,491.60.

Private Placement

Flowr completed the Private Placement on August 28, 2018. Prior to completion of the Private Placement, Flowr had 68,756,236 Flowr Shares issued and outstanding (being 56,884,361 Flowr Common Shares and 15,000,000 Flowr Class A Shares). In addition, there were 44,100,000 Flowr ULC Class A Shares which are exchangeable at any time by the holders into 44,100,000 Flowr Class B Shares pursuant to the Flowr Share Exchange Agreement (and following Completion of the Transaction, are exchangeable into 44,100,000 Resulting Issuer Shares pursuant to the Needle Share Exchange Agreement). The Private Placement involved the following steps:

(a)	An aggregate of 13,807,734 Flowr Subscription Receipts were issued at a price of $2.60 per Flowr Subscription Receipt;

(b)

upon closing of the Private Placement, the Escrowed Proceeds were deposited with the Escrow Agent pursuant to the terms of the Flowr Subscription Receipt Agreement. The Escrowed Proceeds, together with all interest earned thereon, will only be released to Flowr if the Release Conditions are satisfied on or prior to the Termination Deadline, all in accordance with the terms of the Flowr Subscription Receipt Agreement;

(c)

following satisfaction of the Release Conditions on or prior to the Termination Deadline, each Flowr Subscription Receipt will be automatically exchanged into one Flowr Common Share in accordance with the terms of the Flowr Subscription Receipt Agreement, without any further action or formality on the part of the holder thereof, at the Subscription Receipt Conversion Time; and

(d)

upon the exchange of the Flowr Subscription Receipts as set forth above, holders of Flowr Subscription Receipts shall automatically receive, without any further action or formality and for no additional consideration, one Flowr Common Share for each Flowr Subscription Receipt held, and the Flowr Subscription Receipts shall be automatically cancelled.

If either the Release Conditions have not been satisfied on or before the Termination Deadline, or Flowr, prior to the Termination Deadline, shall have provided notice to the Subscription Receipt Agent and Escrow Agent that the Amalgamation shall not occur, on the date of either such event, the Flowr Subscription Receipts shall be automatically cancelled without any further action or formality and the Escrow Agent shall refund the aggregate proceeds raised from the same of such Flowr Subscription Receipts as soon as possible thereafter, all in accordance with the terms and conditions of the Flowr Subscription Receipt Agreement.

Upon completion of the Transaction, the Flowr Common Shares issued pursuant to the Flowr Subscription Receipts will be exchanged for Resulting Issuer Shares.

Current Business

Licensing

Flowr Okanagan was granted its ACMPR Licence on December 1, 2017. Consistent with the standard licensing practices and policies of Health Canada’s Office of Medical Cannabis applicable to all Licensed Producers, the ACMPR Licence was initially subject to restrictions on:

(i)	the quantities of cannabis, in all acceptable forms, that may be produced at the Facility; and

(ii)

the sale of cannabis, in all acceptable forms, by Flowr to anyone other than another Licensed Producer, a Licensed dealer, the Minister, or a person to whom an exemption relating to the substance has been granted under section 56 of the CDSA solely for the purpose of analytical testing.

On May 30, 2018, Flowr Okanagan submitted an Amendment Application to Health Canada to remove the above restrictions on its ACMPR Licence. A final inspection of the Facility was conducted between July 11, 2018 and July 13, 2018.

Flowr Okanagan received its Sales Licence on August 10, 2018, and plans to immediately commence sales and distribution. Having received its Sales Licence, Flowr will now turn its attention to finalizing the necessary conditions to applying for a licence to produce cannabis oil.

Facility

Flowr carries on its current cultivation operations from the Facility. The interior of the Facility is currently under construction which is being completed in stages. As of June 1, 2018, Flowr is operating in approximately 16,000 square feet of the finished structure of the Facility while construction of the remaining portion of the interior is completed. Flowr anticipates completing construction on the Facility, and a smaller adjacent building which will house supporting infrastructure, by the end of 2018. Upon completion of these initial buildings, the Facility will total approximately 85,000 square feet, of which approximately 40,000 square feet will be dedicated to cultivation (not including the clone and mother rooms).

The Facility is specifically designed and engineered to employ pharmaceutical-quality management-standards utilized by Canada’s pharmaceutical manufacturers, in the production of cannabis. Specifically, the Facility was designed in a manner that will comply with the GPP standards mandated by the ACMPR and also readily facilitate compliance, as commercially warranted, with the much more stringent GMP standards required for the production of narcotics and other pharmaceuticals. The quality of the Facility and its ability to meet these standards will play an important role in the ability of Flowr to accommodate expanding markets.

Flowr leases the Facility and the land on which the Facility is located (the “Leased Property”) pursuant to a Lease Agreement. The Lease Agreement commenced on December 1, 2016, for a term of twenty-five (25) years, expiring on November 30, 2041. The rent payable under the Lease Agreement is currently approximately $273,000 per year and is subject to increase every three (3) years of the Lease Agreement. Flowr has the option to extend the Lease Agreement for one additional five (5) year term.

Flowr also has an option to purchase the Leased Property at any time during the initial twenty-five (25) year term of the Lease Agreement and, if extended, the additional five (5) year term of the Lease Agreement, upon providing written notice to the landlord. The purchase price for the Leased Property shall be the fair market value of the property as determined by three (3) appraisers and will not include any improvements to the land made by Flowr during the term of the Lease Agreement. Flowr anticipates exercising the purchase option during the initial term of the Lease Agreement.

In addition to the current Facility, Flowr Okanagan plans to expand its operations and build the Kelowna Campus on land surrounding the Facility. The Kelowna Campus will include a purpose-built research and development facility, a second, larger indoor cultivation facility, and a purpose-built greenhouse complex. Construction of the Kelowna Campus is expected to occur in stages between late 2018 and early 2020.

In anticipation of the phased construction of the Kelowna Campus, Flowr has purchased, or has entered into agreements to purchase, several parcels of land near or adjacent to the Facility, as follows:

(a)	On June 29, 2017, Flowr purchased 0.53 acres of land located directly south and adjacent to the Facility (the “June 29 Parcel”);

(b)	On February 28, 2018, Flowr purchased 1.942 acres of land located directly to the north and adjacent to the Facility (the “February 28 Parcel”);

(c)	On March 2, 2018, Flowr purchased 0.53 acres of land located directly south and adjacent to the June 29 Parcel;

(d)

On January 29, 2018, Flowr entered into a purchase and sale agreement with an initial closing date of June 28, 2018, to purchase two (2) acres of land located directly north and adjacent to the February 28 Parcel. The purchase of this parcel of land has been deferred until September 2018; and

(e)

On June 7, 2018, Flowr entered into a purchase and sale agreement to purchase 17.6 acres of land located to the east of the Facility. This agreement is subject the receipt by Flowr of all necessary government approvals to build a facility on the land. In addition, the agreement provides Flowr with a right of first refusal to purchase two additional parcels of land located adjacent to the 17.6 acres of land to be purchased. Specifically, the right of first refusal provides Flowr with the option to purchase one 10-acre parcel of land and another 9.4 acre parcel of land.

The only commitment of Flowr in respect of the purchase of land described above, is an amount of $1,560,000 due in September, 2018.

Production

Flowr believes that its purpose-built Facility provides it with a significant competitive advantage over other Licensed Producers. The principals of Flowr have decades of experience in both (i) designing and building cannabis cultivation facilities and (ii) cultivating cannabis plants. The combination of construction, design and cultivation experience has allowed the Flowr team to control every element of the cultivation environment. The Facility features industry-leading security systems, climate control, lighting, cultivation systems, and other proprietary and patented cultivation equipment to realize operational efficiencies. Patented items include trimming tables and carts for harvesting to ensure maximal dry flower quality. Flowr also protects this intellectual property vigorously via non-disclosure agreements and special relationships with its architects and construction firm. For further details of Flowr’s patents, see “Information Concerning Flowr - Proprietary Protection.”

Plant Genetics

Flowr intends to differentiate itself from other Licensed Producers by providing high-quality cannabis products. As such, selectively obtaining seeds and genetics was a primary consideration of Flowr at the time it commenced operations. Flowr sourced its original genetics from several Licensed Producers. Flowr currently has twelve (12) cultivars in production and another twenty-four (24) cultivars being tested with production planned to start in early 2019. Genetics have been selected based on several factors including optimal growth characteristics, cannabinoid levels, terpene profiles, and anticipated uniqueness in the market in order to curate a suitably complete product mix. Flowr will continue to develop new genetic varieties offering unique cannabinoid profiles and therapeutic effects. Flowr’s PhD-led plant genetics research and development program will breed new varieties of plants to meet the needs of specific patient populations.

Quality Control and Production Capacity

On April 23, 2018, Flowr began the harvest of its first crop of medical cannabis in the Facility. That harvest, and several others, have now been completed, the flowers have been trimmed and dried, and samples have been sent to Health Canada.

All of Flowr’s dried cannabis products will be tested for cannabinoids and terpenes by a third-party laboratory, currently anticipated to be Anandia Labs. In addition to the above, the samples will be tested for other contaminants including pesticides, myclobutanil, heavy metals, aflatoxins, and numerous bacteria and other microbial organisms. Flowr’s quality assurance procedures were developed and implemented by experts in the industry and include protocols relating to patient safety and risk management. Management intends to enforce quality assurance protocols that will be among the most rigorous in the industry.

Manufacturing Certifications

Flowr intends to pursue and maintain the following certifications:

(a)	GMP;

(b)	ISO 9001, Quality Management System, (“ISO 9001”);

(c)	ISO 14001, Environmental Management System; and

(d)	Occupational Health and Safety Assessment Series 18001.

Such certifications collectively cover research and development, production, processing, distribution, selling and destruction of medical cannabis. The certification systems provide the framework for Flowr to optimize management control, increase staff safety and reduce the impact of the manufacturing process on the environment. Moreover, Flowr’s ISO 9001 certification system has been designed to maintain the consistency and quality of cannabis-based pharmaceutical products. Flowr will conduct regular, in-process controls, testing, and analysis to maintain the consistency of the certification systems, and in turn the cannabis-based pharmaceutical products, to ensure that they meet stringent specifications in all phases of the business, from the production to the delivery of cannabis.

ICH Good Manufacturing Practices

The Facility is designed to be compliant with ICH Good Manufacturing Practices requirements. ICH Good Manufacturing Practices are the standards and procedures that pharmaceutical companies must adhere to in manufacturing products in North America. The ICH Good Manufacturing Practices exceed the GPP standards required by Health Canada for growing and cultivating medical cannabis. The Facility was recently assessed by Orion GMP Solutions to determine whether its production processes meet the ICH Good Manufacturing Practices requirements. Based on the results of Orion GMP Solutions’ audit, Flowr expects that the ICH Good Manufacturing Practices certification will be received in early 2019. If obtained, the certification will signify that Flowr’s production practices meet stringent pharmaceutical manufacturing requirements that are internationally harmonized in seventeen (17) countries including the United States, Canada, Singapore, Japan, Australia and European nations. Flowr’s production processes are designed to meet the GMP requirements.

Security

As a Licensed Producer, Flowr’s Facility must meet the physical security requirements of the ACMPR. The Facility contains a storage vault that is deemed to be Security Level Nine, as defined by the Health Canada Directive on Physical Security Requirements for Controlled Substances. The storage vault can only be accessed by a Responsible Person in Charge and at least one Responsible Person in Charge must be present in the storage vault at all times if the doors are open. The Facility is also secured by the placement of security cameras, motion sensors, code locked doors, seismic sensors, and a staff of security personnel.

The Flowr Team

Employees

As at September 6, 2018, Flowr has 49 full-time and 55 part time employees.

Specialized Skill and Knowledge

The development and execution of Flowr’s growth strategy is guided by the specialized knowledge and skill of the following management team1 :

➢

Thomas (“Tom”) Flow, President, Chief Executive Officer and Founder: Tom is widely recognized globally for his cannabis thought leadership and expertise building and operating cannabis cultivation facilities. Tom was co-founder of MedReleaf and sits on the boards of several cannabis-related companies.

➢

Dr. Lyle Oberg, Chief Policy/Medical Officer: Lyle was a member of the Alberta Legislature from 1993 to 2008, and was the former Alberta Minister of Finance. Lyle was also formerly a medical doctor practising in Alberta.

➢

Alexander (“Alex”) Dann, Chief Financial Officer: Alex is a bilingual chartered accountant with over 20 years of experience leading financial operations and strategic planning for multinational public companies, primarily in the mining and manufacturing sectors. Alex was previously Chief Financial Officer of Era Resources Inc. and prior to that, was Chief Financial Officer of Avion Gold Corporation.

➢

David Ralston, Chief Operating Officer: David is a senior executive with 30 years of experience in technology, service operations, sales and marketing and customer service in the telecommunications, Internet, data centre and software industries. David was Senior Vice President at Q9 Networks, Chief Executive Officer of Sinclair Technologies, Managing Director of Winstar Communications and Vice-President at Bell.

➢	David (“Dave”) Miller, Director: Dave is the Chief Financial Officer and general counsel of Apple Core Holdings. Dave attended the Wharton School of Business and completed his law degree at Duke.

➢	Steven (“Steve”) Klein, Director: Steve is the Chief Executive Officer of Apple Core Holdings and was previously an attorney at Skadden, Arps, Slate, Meagher & Flom.

➢

Jason Broome, Vice President of Operations: Jason has 15 years of experience in the pharmaceutical industry in roles including sales, marketing, business development, business unit management, government affairs and global advisory teams. Jason has led the commercialization of several key pharmaceutical brands and has built, operated and sold several healthcare companies.

➢

Craig Main, Vice President of Construction: Craig specialized in clean room construction (cannabis to hospitals). Craig has industry leading experience in the design and construction of care facilities, hospitals, water treatment plants and sewage treatment facilities. In 2015, he was approached to assist in the reconstruction of an MMPR facility and assisted in the design, construction and inspection of the facility.

➢

Bill Street, Head of Design: Bill has over 30 years of experience in designing and building cultivation facilities from single room facilities to 55,000 square-foot facilities. Bill has worked closely with contractors and trades in the construction and integration of other pharmaceutical-grade clean grow rooms.

➢

Mike Thompson, Head of Cultivation: Mike has been building his cannabis knowledge since 2002 and in 2014, accepted a position which allowed him to refine his cultivation techniques and grow room construction knowledge. Mike is now recognized as a world leading operational executive of cannabis facilities whose clean room designs have been emulated in facilities around the world.

_____________________________________________
1It is anticipated that these individuals will also constitute the core of the Resulting Issuer’s management team.

➢

Steve Barich, Vice President of Business Development: Steve is an accomplished executive with 20 years of business development, loyalty and marketing experience managing complex projects, running customer service, setting up online stores and managing customer/patient adoption strategies.

➢

Mark Tiainen, Vice President of Marketing: Mark brings twenty years of marketing, digital consulting and management experience working with leading brands. He has led the launch of many high-profile campaigns and initiatives that had been met with critical acclaim.

➢

Erin Liang, Vice President Regulatory: Erin is a leader in pharmaceutical regulatory affairs, quality assurance, quality control and compliance. She was part of the founding team at Emblem Cannabis where she helped to establish its patient services function and led all of its regulatory, licensing, quality and standard of operating procedure efforts.

Market

In light of Flowr receiving its Sales Licence on August 10, 2018, Flowr will soon begin selling cannabis to ACMPR Patients. Initially, Flowr will offer a dried flower that can be smoked by ACMPR Patients. Soon after the launch of its dried flower products, Flowr intends to begin extracting cannabis oils which can be ingested by vaporizing or consuming in oil, oil capsule, and edible form. In April, 2018, Flowr entered into a letter of intent to explore a licence from Lexaria BioScience for use of their proprietary technology for the formulation of edible cannabis products.

The Canadian government has announced a target date of October 17, 2018, for implementation of the Cannabis Act. Following such date, adults over the age of 18 will be permitted to legally purchase cannabis. Each province will establish where and how cannabis will be sold to consumers and it is expected that retail models will differ across the provinces. Flowr is working with all of the Canadian provinces to ensure that it has as many potential distribution channels available as possible by the October date. Flowr has entered into a supply agreement with the OCS. Flowr has also entered into a supply agreement with British Columbia and is in advanced negotiations regarding supply agreements with provincial distributors in Nova Scotia (NSLC) and with all other key provincial governments and established retail distribution outlets regarding sales of its products. For more information regarding Flowr’s retail strategy, see “Information Concerning Flowr - Marketing Plans and Strategies.”

Dried Cannabis

Flowr will classify its dried cannabis products according to four (4) components, all of which will be clearly indicated on Flowr’s product packaging. The classification system is intended to help consumers understand the characteristics of the product and to aid in their decision-making process at the point of purchase. The four (4) components of the classification system can be described as follows:

(a)	Heritage: The lineage of the product will be indicated on the packaging. The four heritage lines that form the classification system are: Kush; Skunk; Haze; and Origins;

(b)

Strength: Different colours will be used to indicate the ratio and strength of THC and CBD contained in each product. For example, silver will indicate low THC; gold will indicate medium levels of THC; platinum will indicate high levels of THC; black will indicate high levels of CBD; and blue will indicate a 1:1 ratio of THC and CBD;

(c)	Flavour: Four flavour profiles (citrus, blossom, spice and earth) create a simple convention to distinguish products; and

(d)	Product Name: The common product name will be combined with a symptom and/or effect modifier to indicate the overall effect of the product.

The packaging of dried cannabis products discloses the percentages of THC and CBD contained in the product in accordance with Health Canada regulations.

Flowr’s dried cannabis products will be offered in five (5), ten (10) and thirty (30) gram containers as is the established norm for the medicinal cannabis market. For the soon to be legalized adult-use market, Flowr will initially offer one (1), three and a half (3.5) and seven (7) gram containers, to provincial distribution outlets.

On August 10, 2018, Flowr was granted its Sales License from Health Canada which allows the immediate sale of medicinal cannabis. The following table sets out the strains of cannabis that Flowr expects to be growing and offering for sale. Each variety is designed with particular therapeutic needs in mind and is differentiated in regard to its cannabinoid and terpene profile and the ratio between these active compounds:

STRAIN
BC Delahaze
BC Sensi Star
BC Ice Cream
BC Atomical Haze
BC Hawaiian
BC Durga Mata CBD
BC White Castle
BC OG Kush
BC Sour Diesel
BC Pink Kush
BC Lemon Thai Kush

Flowr is in the process of developing multiple new strains and intends to bring approximately 22 additional strains to market in 2019.

Marketing Plans and Strategies

Channels

Flowr intends to distribute its products through a number of different sales channels. Initially, Flowr will enter the medicinal market using its own e-commerce portal as the primary point of purchase. The Flowr patient acquisition team has extensive experience in the medical cannabis market, and Flowr plans to leverage their established networks, including cannabis medical clinics, for patient acquisition. As of August 16, 2018, Flowr has signed agreements with 12 cannabis medical clinics which allows immediate access to medical patients requiring cannabis treatment. Flowr is well positioned to onboard medical patients in early September 2018.

In anticipation of the Cannabis Act coming into force, Flowr has entered into a supply agreement with the OCS. Flowr has also entered into a supply agreement with British Columbia and is in advanced negotiations regarding supply agreements with provincial distributors in Nova Scotia and with all other key provincial governments and established retail distribution outlets regarding sales of its products.

In February, 2018, Flowr has entered into a partnership with StrainPrint Technologies Ltd. (“StrainPrint”) pursuant to which a customized version of the StrainPrint mobile app will be made available to Flowr. The app features a loyalty program that allows users to earn points to purchase merchandise and obtain discounts on Flowr’s products.

Flowr also plans to launch a membership program called “Grower’s Reserve” which will provide customers with exclusive access to limited edition strains, early access to new varieties of cannabis, and free shipping for members.

Branding Strategy

The Cannabis Act imposes restrictions with respect to marketing and advertising of cannabis products by Licensed Producers. Specifically, with respect to promotion, it prohibits communicating information about price or distribution, appealing to young persons, using endorsements or testimonials or portraying a lifestyle that is glamorous, exciting, risky or daring. The Cannabis Act also prohibits sponsorship of any person, entity, event, activity or facility. These restrictions serve to significantly restrict the permitted scope of marketing activities for Licensed Producers.

Flowr’s branding strategy is focused on launching two distinct brands: (1) FlowrRx: for the medicinal market; and (2) Flowr: for the soon-to-be-legalized adult-use market. The packaging, logos and primary colours used for each of the two brands will be distinct and will be aligned with the provisions of the Cannabis Act. Marketing strategies to promote Flowr’s brands will primarily be carried out through consumer education and in-person engagement at local events. Branding and marketing will also be conducted through a digital component that consists of on-going website, blog and social channel content creation.

Flowr intends that its FlowrRx and Flowr brands will be branded and packaged as premium and ultra-premium products. FlowrRx targets the wellness, health and alternative treatment market and foresees predictable revenue through regular patient use. Flowr is well positioned for fast-growing cannabis markets including active, west-coast inspired lifestyles. For both the Flowr Rx and Flowr brands, the external and internal packaging will consist of premium materials and a simple design that is aligned with the brand and its target market.

Flowr has submitted a proposal to supply Flowr’s product to the OCS. Flowr has also submitted a proposal to the OCS for supply of pre-rolled dried cannabis which will be co-branded with Ace Valley Cannabis, an affiliate of Ace Hill Beer. In connection with this submission, on August 30, 2018, Flowr Okanagan and AV Cannabis Inc. entered into a brand licensing and co-packing agreement in relation to the supply of pre-rolled dried cannabis.

Flowr has also entered into a non-binding term sheet with Brown Dirt Corporation Ltd. for the potential development, production and co-branding of cannabis related products.

Pricing Strategy

Flowr intends to develop and promote brands that will appeal to premium and super premium markets as well as the mass-market sector.

Flowr is focused on producing a high-quality, non-irradiated product which it believes will set it apart from other Licensed Producers and will command and maintain above market-average prices. Pricing will depend on market conditions but is anticipated to range from $6.50 to $17.00 per gram in the retail market. Flowr has discussed its pricing strategy with several provinces and has received a positive response.

Competitive Conditions

From the enactment of the MMPR in 2013 to September 7, 2018, Health Canada has issued 116 Licences to Licensed Producers under the ACMPR. As Health Canada licences are limited to individual properties, if a Licensed Producer reaches production capacity at its Licensed site, it must apply to Health Canada for a new licence in order to expand production at another site. More information on the current list of Licensed Producers can be found on Health Canada’s website. Flowr believes that, due to the extensive regulatory restrictions and significant capital required for facilities and operations, the number of Licensed Producers will remain relatively small in the short term. However, Health Canada may accelerate its processing of applications which may result in an increase in the rate at which applicants become Licensed Producers.

As the demand for cannabis increases and the application backlog with Health Canada is processed, Flowr believes that new competitors will enter the market. Flowr believes its ability to consistently cultivate high-quality, non-irradiated cannabis on a large scale, while maintaining industry leading yields, will be a principal competitive factor on which Flowr will compete with other Licensed Producers. Flowr’s finished cannabis product will be placed in the highest price categories, while the cost per gram remains very attractive.

Licences to become a Licensed Producer under the ACMPR are available for two types of materials: (a) plants/dried; and (b) fresh/oil. With respect to these two types of materials, an entity can become Licensed for the following activities: (a) cultivation or production; and (b) sale. Licensed producers can be Licensed for both types of materials and both types of activities. In addition, Licensed producers may sell starting materials to patients who are registered to grow their own medical cannabis. Flowr's ACMPR Licence entitles it to cultivate or produce plants/dried medical cannabis.

Research and Development

Flowr believes that research and development is an integral element of any successful business. Having the capacity to expand and refine the product line while staying ahead of the curve in creating new and innovative products is one of Flowr’s key mandates. Flowr entered into an agreement pursuant to which it will design and build, and Hawthorne will finance, a research and development facility located at the Kelowna Campus. In addition, Flowr and Hawthorne are currently in discussions regarding undertaking joint research and development projects. The first of its kind purpose-built cannabis research facility will allow Flowr access to Hawthorne’s extensive research history while providing a way for Flowr to commercialize the successful cultivation techniques and equipment that are employed in its facilities. Having a practical commercial laboratory will allow Flowr to develop and refine new products, cultivation techniques and equipment. Flowr has already developed two pieces of equipment, a trim table and transportation cart, with patents pending in the United States.

New and improved cannabis strains and genetics are essential to optimizing levels of production. Flowr has a strategic relationship with InPlanta Labs (“InPlanta”), situated on the campus of the University of Lethbridge in Southern Alberta, pursuant to which Flowr purchased a small (0.25%) ownership in InPlanta. Flowr and InPlanta are continuing to discuss ways to deepen their collaboration with the goal of developing pest and disease resistance and optimal cannabinoid concentrations. By utilizing artificial intelligence and fully genotyping, chemotyping and phenotyping strains, InPlanta can ascertain the relevant genetic SNP for specific traits and selectively breed for specific traits. InPlanta has fully genotyped 64 strains and chemotyped over 150 strains. InPlanta also has the ability to perform clinical trials and research. With access to a full animal laboratory, InPlanta’s research team are exploring the relationship between cannabinoids and aging, cannabinoids and multiple sclerosis and cannabinoids and sleep disorders. Flowr will have the ability to commission further studies.

Flowr is in negotiations with a College in Northern Alberta in relation to conducting applied research of edibles and extracts. This research will position Flowr ahead of the competition when edibles and extracts become legal in Canada. The College in Northern Alberta has also agreed to institute a program to train students for cannabis-related careers using Flowr’s facilities and expertise. Flowr expects that this program will provide it with access to a skilled workforce.

Future Developments

Flowr is focused on building a leading cannabis brand in Canada. Flowr believes that the most valuable tool in achieving this goal is the ability to profitably produce a reliable inventory of consistent high-quality cannabis.

Flowr believes that providing reasonably priced, high-quality cannabis products will help Flowr to build long-lasting brand equity. In order to achieve this objective, Flowr will focus on completing construction of the Kelowna Campus.

Flowr’s aim is to be an industry leader in premium and super-premium crop yields for both the medicinal use and the adult-use market, once it is legalized in Canada.

Proprietary Protection

Patents

Flowr has applied for two patents in the United States, as follows:

Patent	Application Number	Patent Status
Apparatus for Transporting Hanging Crops	15/912,377	Filed on March 5, 2018
Apparatus for Sorting Crop Components	15/912,356	Filed on March 5, 2018

Trademarks

Flowr has the following trademarks in Canada:

Trademark	Application Number	Next Renewal Date	Owner
FLOWR Design	1,878,480	Pending	Flowr ULC
FLOWR THE NATURAL SCIENCE OF CANNABIS	1,851,595	Pending	Flowr ULC
FLOWR THE NATURAL SCIENCE OF CANNABIS & Design	1,851,598	Pending	Flowr ULC
NATURAL SCIENCE	1,878,482	Pending	Flowr ULC
NATURAL SCIENCE OF CANNABIS	1,878,483	Pending	Flowr ULC
POWERED BY FLOWR	1,851,597	Pending	Flowr ULC
POWERED BY FLOWR & Design	1,851,596	Pending	Flowr ULC
Rings Design	1,878,481	Pending	Flowr ULC

Flowr has the following trademarks in the European Union:

Trademark	Application Number	Next Renewal Date	Owner
FLOWR THE NATURAL SCIENCE OF CANNABIS & Design	017783366	Pending	Flowr ULC
NATURAL SCIENCE	017787037	Pending	Flowr ULC

Flowr has the following Trademarks in the United States:

Trademark	Application Number	Next Renewal Date	Owner
FLOWR THE NATURAL SCIENCE OF CANNABIS & Design	87/788,484	Pending	Flowr ULC
NATURAL SCIENCE	87/788,538	Pending	Flowr ULC

Flowr has the following Trademarks in Australia:

Trademark	Application Number	Next Renewal Date	Owner
FLOWR Design	1942394	Pending	Flowr ULC
NATURAL SCIENCE	1942402	Pending	Flowr ULC
Rings Design	1942398	Pending	Flowr ULC

Risk Factors

For risk factors relating to Flowr see “Information Concerning the Resulting Issuer – Risk Factors” below, which risk factors are equally applicable to Flowr.

Selected Consolidated Financial Information And Management's Discussion And Analysis

Annual Information

The following table presents selected financial information for Flowr for the periods indicated. This table should be read in conjunction with the unaudited financial statements of Flowr for the six month period ending June 30, 2018, the audited financial statements of Flowr for the year ended December 31, 2017 and the respective notes thereto set forth in Schedule “E” to this Filing Statement and “Information Concerning Flowr – Management's Discussion and Analysis”. This table contains financial information derived from financial statements that have been prepared in accordance with IFRS.

Income Statement Data	Six Months Ended June 30, 2018 (unaudited)	Year Ended December 31, 2017 (audited)	Year Ended December 31, 2016 (audited)
Total revenues	$nil	$nil	$nil
Net income (loss)	(6,214,789)	$(2,805,335)	$(435,374)
Total assets	$29,149,328	$21,501,868	$4,357,760
Total long term financial liabilities	$nil	$nil	$nil
Cash dividends declared	$nil	$nil	$nil

Management's Discussion and Analysis

Management's discussion and analysis of the financial condition and results of operations of Flowr for the year ended December 31, 2017 and the six month period ended June 30, 2018, is attached to this Filing Statement as Schedule “F” and Schedule “H” respectively. This management's discussion and analysis should be read in conjunction with the financial statements of Flowr and the accompanying notes thereto attached to this Filing Statement as Schedule “E” and Schedule “G”.

Certain information included in such management's discussion and analysis is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Note Concerning Forward Looking Statements” above.

Trends

The Canadian cannabis market has developed into a fast-evolving and expanding sector. In the lead up to the enactment of the Cannabis Act the federal and provincial governments will prepare for the legalization of cannabis for adult-use across Canada.

Flowr expects that the enactment of the Cannabis Act will significantly increase sales of cannabis. However, as the provincial regulation of retail and distribution of cannabis is likely to differ across the provinces and territories, Flowr acknowledges that it will be required to negotiate a number of different regulatory systems in order to participate in Canada-wide sales of cannabis.

The Canadian government has set a target date of October 17, 2018, for the enactment of the Cannabis Act. However, Flowr acknowledges that the legalization of cannabis could be delayed. If legalization of cannabis is delayed, much of the market activity in the cannabis industry, including expanding growing operations, increasing production activity, mergers and acquisitions, stock market sales, financing and investment, would be negatively impacted.

Description of Securities

Under Flowr’s Articles of Amendment dated November 29, 2017, Flowr has the authority to issue an unlimited number of Flowr Common Shares, an unlimited number of Flowr Class A Shares and an unlimited number of Flowr Class B Shares. There are 53,756,236 Flowr Common Shares, 15,000,000 Flowr Class A Shares issued and outstanding, and no Flowr Class B Shares issued and outstanding. However, 44,100,000 Flowr ULC Class A Shares are exchangeable at any time by the holders into 44,100,000 Flowr Class B Shares pursuant to the Flowr Share Exchange Agreement (and following Completion of the Transaction, exchangeable into Resulting Issuer Shares pursuant to the Needle Share Exchange Agreement). Flowr has a total of 12,360,530 Flowr Common Shares reserved for issuance pursuant to the Flowr Stock Options and Flowr ESOP, and as of the date hereof, a total of 4,325,000 Flowr Stock Options and 8,035,530 Flowr ESOP Options are issued and outstanding for a combined total of 12,360,530 options to purchase Flowr Common Shares.

Flowr Common Shares

The holders of Flowr Common Shares are entitled to: (i) one vote for each Flowr Common Share held at all meetings of shareholders of Flowr; (ii) the right to receive any dividend declared by Flowr; and (iii) the right to receive the remaining property of Flowr upon dissolution after payment of all of Flowr’s liabilities.

Flowr Class A Shares

The holders of Flowr Class A Shares are entitled to: (i) convert the Class A Flowr Shares held into Flowr Common Shares, at any time, without payment of any additional consideration; (ii) the number of votes equal to the number of Flowr Common Shares into which the Flowr Class A Shares are then convertible; (iii) priority over the Flowr Common Shares and the Flowr Class B Shares with respect to payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of Flowr, whether voluntary or involuntary; and (iv) participate rateably in respect of any cumulative dividends or amounts payable on a return of capital. The Flowr Class A Shares are convertible into Flowr Common Shares at the option of the holder, and the Flowr Class A Shares will automatically convert into Flowr Common Shares immediately prior to Closing of the Transaction.

Flowr Class B Shares

The holders of Flowr Class B Shares are entitled to: (i) convert the Class B Flowr Shares held into Flowr Common Shares, at any time, without payment of any additional consideration; (ii) the number of votes equal to the number of Flowr Common Shares into which the Flowr Class B Shares are then convertible; (ii) priority over the Flowr Common Shares with respect to payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of Flowr, whether voluntary or involuntary; and (iv) participate rateably in respect of any cumulative dividends or amounts payable on a return of capital. The Flowr Class B Shares are convertible into Flowr Common Shares at the option of the holder, and the Flowr Class B Shares (if any are issued and outstanding) will automatically convert into Flowr Common Shares immediately prior to Closing of the Transaction. The Flowr ULC Class A Shares are convertible into Flowr Class B Shares at any time prior to Completion of the Transaction at the Option of the holder thereof. Following Completion of the Transaction, the Flowr ULC Class A Shares are convertible into Resulting Issuer Shares pursuant to the Needle Share Exchange Agreement at any time at the option of the holder thereof. As of the date of hereof, there are 44,100,000 Flowr ULC Class A Shares issued and outstanding, all of which are held by the Flowco US Partners.

Flowr Stock Options

Flowr Stock Options

On October 30, 2017, Flowr granted 10,125,000 Flowr Stock Options to certain members of its senior management team pursuant to employment agreements between Flowr ULC and certain employees that hold senior management positions with Flowr. The Flowr Stock Options vest in 36 equal monthly installments and are exercisable for a price of $0.000001 per share, with a term of five years. As of the date hereof, there are 4,325,000 Flowr Stock Options outstanding.

Flowr ESOP

The Flowr ESOP was established on March 23, 2018, to provide full-time and part-time employees, directors,officers, consultants and advisors of Flowr with additional incentives in their efforts on behalf of Flowr.

The number of Flowr Common Shares, the exercise price per Flowr Common Share, the vesting period and any other terms and conditions of the Flowr ESOP Options granted pursuant to the Flowr ESOP Plan, from time to time, are determined by the board of directors of Flowr at the time of grant, subject to the defined parameters of the Flowr ESOP.

Participation in the Flowr ESOP is limited to full-time and part-time employees, directors, officers, consultants and advisors of Flowr or a subsidiary of Flowr, for so long as such person holds such a position. The exercise price of any Flowr ESOP Option cannot be less than the market price of the Flowr Common Shares at the time the Flowr ESOP Option is granted. Market price is deemed to be the closing price as reported on the principal stock exchange on which the Flowr Common Shares are listed or quoted, on the last trading day immediately preceding the day upon which the Flowr ESOP Option is granted. If the Flowr Common Shares are not listed on any stock exchange, market price shall be determined by the board of directors of Flowr, acting reasonably and in good faith. The exercise period of the Flowr ESOP Options cannot exceed ten (10) years. In the event that a participant ceases to be eligible under the Flowr ESOP due to death or incapacity, Flowr ESOP Options that are exercisable will terminate 180 days after the date at which a participant ceases to be eligible, or in the case of retirement, 120 after the date at which a participant ceases to be eligible. Where a participant is terminated without good cause, the options that are exercisable at the termination date will be exercisable until the earlier of (i) 30 days after that date, (ii) the date determined by the board of directors of Flowr and (iii) the date at which the Flowr ESOP Option expires pursuant to the Flowr ESOP. Where a participant is terminated by reason of good cause or resignation, any Flowr ESOP Options held by the participant will expire immediately and are cancelled at such time as may be determined by the board of directors of Flowr.

The number of Flowr ESOP Options reserved for issuance under the Flowr ESOP, including the Flowr Stock Options, is 10% of the issued and outstanding: a) Flowr Common Shares and b) Flowr ULC Class A Shares, from time to time. The maximum number of Flowr Common Shares reserved for issuance in any 12 month period to any individual employee, officer, director, consultant or advisor shall not exceed five per cent (5%) of the issued and outstanding Flowr Common Shares, and to any consultant or person providing investor relation activities shall not exceed two percent (2%) of the issued and outstanding Flowr Common Shares. The aggregate number of Flowr Common Shares that can be granted to insiders of Flowr as a group shall not exceed ten per cent (10%) of the issued and outstanding Flowr Common Shares.

Consolidated Capitalization

The following table sets forth Flowr's share capital for and as of the end of the periods indicated. The information as at December 31, 2017 and June 30, 2018, is derived from the financial statements of Flowr, which are included in this Filing Statement.

Designation of Security	Amount authorized or to be authorized	Amount outstanding as of December 31, 2017	Amount outstanding as of June 30, 2018	Amount outstanding immediately prior to giving effect to the Transaction
Flowr Common Shares	Unlimited	45,775,000	52,811,819	85,692,095(1)
Flowr Class A Shares	Unlimited	14,185,000	15,000,000	15,000,000
Flowr Class B Shares (2)	Unlimited	0(2)	0(2)	0(2)
Flowr Stock Options	N/A	10,125,000	7,453,125	4,325,000
Flowr ESOP Options	12,360,530	0	875,000	8,035,530
Flowr Broker Warrants	3% of the total proceeds raised from the sale of Flowr Subscription Receipts pursuant to the Brokered Private Placement (reduced to 1.5% in respect of sales to the subscribers as part of the Non- Brokered Private Placement).	0	0	441,720

Notes:

(1)	Includes the 13,807,734 Flowr Shares being issued pursuant to the Private Placement.
(2)

Flowr ULC Class A Shares are convertible into Flowr Class B Shares pursuant to the Flowr Share Exchange Agreement (or following Completion of the Transaction, Resulting Issuer Shares, pursuant to the Needle Share Exchange Agreement) at any time at the option of the holder. There are 44,100,000 Flowr ULC Class A Shares outstanding.

Prior Sales

In the twelve month period preceding the date of this Filing Statement, the following Flowr Securities have been sold:

Date	Number and Type of Flowr Securities	Issue Price Per Security ($)	Aggregate Issue Price ($)	Nature of Consideration Received
December 1, 2017	45,775,000 Flowr Common Shares	$1.00	$45,775,000	Assets(1)
December 28, 2017	14,185,000 Flowr Class A Shares	$1.00	$14,185,000	Cash
January 4, 2018	815,000 Flowr Class A Shares	$1.00	$815,000	Cash
April 11, 2018	3,310,330 Flowr Common Shares	$2.60	$8,606,852	Cash
April 23, 2018	970,232 Flowr Common Shares	$2.60	$2,522,603	Cash
May 15, 2018	2,671,875 Flowr Common Shares (2)	$0.000001	$2.67	Cash
May 28, 2018	84,382 Flowr Common Shares	$2.60	$219,395	Cash
July 16, 2018	896,151 Flowr Common Shares	$2.60	$2,329,993	Cash
July 18, 2018	48,266 Flowr Common Shares	$2.60	$125,491.60	Cash
August 1, 2018	2,878,125 Flowr Common Shares (2)	$0.000001	$2.88	Cash
August 10, 2018	250,000 Flowr Common Shares (2)	$0.000001	$0.25	Cash
August 28, 2018	13,807,734 Flowr Subscription Receipts	$2.60	$35,900,108	Cash
Total	-	-	110,479,448	-

Notes:

(1)

Flowr Common Shares issued in exchange for common shares in the capital of Flowr ULC, which were issued to the Canadian limited partners of Flowco Investments LP and Flowco Services LP, pursuant to the Flowr Reorganization.

(2)	Exercise of Flowr Stock Options.

Stock Exchange Price

The Flowr Shares are not listed on any stock exchange and there is currently no public market for the Flowr Shares.

Executive Compensation

Named Executive Officers

The objective of this disclosure is to communicate the compensation that Flowr has paid, makes payable, awards, grants, gives or otherwise provides to each NEO (as hereinafter defined), for the year ended December 31, 2017 and the three month period ended June 30, 2018.

A named executive officer (a “NEO” or “Named Executive Officer”) means Flowr's chief executive officer (the “CEO”) and the chief financial officer (the “CFO”), if any, in addition to each of Flowr's three (3) most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year ended December 31, 2017, whose total compensation was, individually, more than $150,000 or who would have qualified as a Named Executive Officer but for the fact that the individual was not serving as such an officer at the end of the most recently completed financial year ended December 31, 2017. In addition, disclosure is required for any director or officer of Flowr whose salary and bonus during the most recent fiscal year was $150,000 or more, whether or not they were executive officers at the end of the most recently completed financial year. For the fiscal year ended December 31, 2017, Flowr had five Named Executive Officers, namely Anthony Giorgi (CEO), Alexander Dann (CFO), Thomas Flow (President), Lyle Oberg (Chief Policy and Medical Officer), David Ralston (Chief Operating Officer). Anthony Giorgi left his position as CEO with Flowr on June 21, 2018, and Thomas Flow assumed the role of CEO on June 29, 2018. It is anticipated that Vinay Tolia will replace Thomas Flow as CEO once appropriate authorizations are obtained.

Compensation Discussion & Analysis

The key elements of Flowr’s executive compensation program currently consists of base salary (established based on the scope of responsibilities, competencies and prior relevant experience, taking into account compensation paid in the market for similar positions) and issuance of Flowr ESOP Options. Each element of compensation is described in more detail below. Flowr will adopt the Resulting Issuer ESOP following the Completion of the Transaction.

While Flowr has not presently adopted any other equity based incentive plans, it may do so in the future, subject to all necessary shareholder and regulatory approvals. Flowr does not offer any pension program.

Summary Compensation

The following table sets forth all annual and long term compensation for services in all capacities to Flowr for the year ended December 31, 2017 and the three month period ended June 30, 2018, in respect of each Named Executive Officer and including any individual who would have qualified as an executive officer but for the fact that the individual was not serving as such an officer at the end of the most recently completed financial period:

Summary Compensation Table

Name and principal position	Period	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Anthony Giorgi (2), Chief Executive Officer	2017	$80,109	Nil	1,007,997	Nil	Nil	Nil	Nil	1,088,106
Thomas Flow(3) , President	2017	$201,16 9	Nil	Nil	Nil	Nil	Nil	Nil	201,169
Alexander Dann(4) , Chief Financial Officer	2017	$33,442	Nil	440,999	Nil	Nil	Nil	Nil	474,441
David Ralston (5) ,Chief Operating Officer	2017	$44,553	Nil	566,998	Nil	Nil	Nil	Nil	611,551
Lyle Oberg(6) ,Chief Policy and Medical Officer	2017	$80,095	Nil	503,998	Nil	Nil	Nil	Nil	584,093

Notes:

(1)

Reflects the fair value of the Flowr Stock Options granted to the Named Executive Officers during the year, calculated as at the grant dates using the Black-Scholes valuation method. Use of the Black-Scholes method to calculate the fair value of the option-based awards requires the making of certain key assumptions. The fair values do not likely reflect the actual values that will be realized by the Named Executive Officers when they ultimately exercise the Flowr Stock Options, if at all, which realized values will depend upon the market price of the Flowr Shares at the time of exercise. Additionally, the values reported do not reflect the intrinsic value of the Flowr Stock Options (the difference between the market price of the Flowr Shares and the exercise price of the Flowr Stock Options) on the grant date or as at the relevant year-end. The Black-Scholes model is a commonly used option-pricing model that requires six key inputs: risk-free interest rate, exercise price of the option, market price of the Flowr Shares at date of grant, expected dividend yield, expected life and share price volatility, all of which, except for the exercise price of the option and the market price of the Flowr Shares at the date of grant, are estimates of management.

(2)

Mr. Flow assumed the position of Chief Executive Officer of Flowr on June 29, 2018, following Mr. Giorgi’s departure from Flowr. It is anticipated that Vinay Tolia will replace Thomas Flow as CEO once appropriate authorizations are obtained.

(3)

Mr. Giorgi was appointed Chief Executive Officer of Flowco Services L.P. on September 1, 2017. Mr. Giorgi did not receive any compensation for serving as a director of Flowr. Mr Giorgi left his position as CEO of Flowr on June 21, 2018.

(4)	Mr. Dann was appointed Chief Financial Officer of Flowco Services L.P. on November 1, 2017.
(5)	Mr. Ralston was appointed Chief Operating Officer of Flowco Services L.P. on October 10, 2017.
(6)	Mr. Oberg was appointed Interim Chief Executive Officer of Flowco Services LP on May 16, 2017 and on September 1, 2017, was appointed Chief Medical and Policy Officer of Flowco Services L.P.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out information concerning all outstanding share-based awards and option-based awards granted by Flowr to the NEOs of Flowr for the period from incorporation to December 31, 2017.

Name and principal position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Alexander Dann, CFO	1,575,000	0.000001	October 30, 2022	$4,094,998	Nil	Nil	Nil
David Ralston, Chief Operating Officer	2,025,000	0.000001	October 30, 2022	$5,264,998	Nil	Nil	Nil
Jon Day Reiner, Director of IT and Operations	225,000	0.000001	October 30, 2022	$585,000	Nil	Nil	Nil
Mark Tiainen,Vice President of Marketing	450,000	0.000001	October 30, 2022	$1,170,000	Nil	Nil	Nil
Steve Barich, Vice President of Business Development	450,000	0.000001	October 30, 2022	$1,170,000	Nil	Nil	Nil

Notes:

(1)

Calculated based on the difference between the market value of the Flowr Common Shares underlying the options at March 19, 2018, and the exercise price of the Flowr Stock Options. Based on the price per share of the most recent private placement of Flowr Common Shares, effective March 19, 2018, the market value of the Flowr Common Shares was $2.60 per share.

Incentive Plan Awards – Value Vested or Earned During Year

There are no share-based awards or option-based awards granted by Flowr to members of the Flowr Board who are not also NEOs which were earned or have vested during the period from incorporation to December 31, 2017.

Director Compensation

The directors of Flowr are Thomas Flow, David Towill, Steven Klein, David Miller and Lyle Oberg. Flowr’s directors and officers received total remuneration of $1,568,280 during the three-month period ended June 30, 2018 (salaries and short-term benefits in the amount of $431,041 and share-based compensation in the amount of $1,137,239).

Termination and Change of Control Benefits

The employment agreements entered into between Flowr and the NEOs of Flowr do not include any provision for termination payments or payments upon that will be triggered by closing of the Transaction. However, the employment agreements entered into between Flowr and the NEOs of Flowr do contain option acceleration provisions upon a Change of Control. In particular, upon a Change of Control, all unvested options granted to NEOs shall vest and become immediately exercisable, notwithstanding any contingent vesting provision to which such options may have otherwise been subject.

Management Contracts

Flowr does not have any management contracts in place but does receive consulting services from David Towill. Flowr paid David Towill a total of $10,890 for consulting services provided in the year ended December 31, 2017.

Non-Arm's Length Party Transactions

Except as disclosed below, the directors and senior officers of Flowr and Associates and Affiliates thereof have not had any direct or indirect material interest in any transaction or proposed transaction since its date of incorporation to the date of this Filing Statement that has materially affected or will materially affect Flowr or the Resulting Issuer. See “Information Concerning Flowr – Management's Discussion and Analysis”.

As of June 30, 2018, the aggregate indebtedness of all proposed officers, directors and employees of the Resulting Issuer and Flowr to Flowr is nil.

Legal Proceedings

There are no legal proceedings to which Flowr to which it is a party or of which any of its assets is the subject matter currently underway or known to Flowr to be contemplated.

Auditor, Transfer Agent And Registrar

Flowr’s current auditors are MNP, LLP, Chartered Professional Accountants, 50 Burnhamthorpe Road West, Suite 900, Mississauga, ON L5B 3C2.

Flowr's current transfer agent and registrar is Computershare Investor Services Inc.

Material Contracts

Flowr has not entered into any material contracts outside of the ordinary course of business prior to the date hereof, other than:

•	Agreement between Flowr ULC, Flowr Okanagan and Hawthorne Canada Limited, dated January 25, 2018 relating to a research and development facility to be constructed at the Kelowna Campus;

•	Lease Agreement;

•	Flowr Share Exchange Agreement;

•	Needle Share Exchange Agreement;

•	Business Combination Agreement; and

•	Amalgamation Agreement;

Copies of these material contracts will be available for inspection without charge at the offices of Flowr during ordinary business hours from the date hereof until the closing of the Transaction and for a period of thirty (30) days thereafter.

INFORMATION CONCERNING THE RESULTING ISSUER

Corporate Structure

Name and Incorporation

Following the Completion of the Transaction, the Resulting Issuer, formerly identified as the Corporation, will operate the business of Flowr.

In conjunction with the Completion of the Transaction, the Corporation will change its name to “The Flowr Corporation” or such other name as Flowr may direct in writing and shall be acceptable to applicable regulatory authorities.

It is expected that the head office and registered office of the Resulting Issuer will be relocated following the Completion of the Transaction to: 100 Allstate Parkway, Suite 201, Markham, Ontario, L3R 6H3.

Intercorporate Relationships

The following chart illustrates the anticipated organizational structure of the Resulting Issuer after giving effect to the Amalgamation:

Narrative Description Of The Business

Following the Completion of the Transaction, the business, milestones and business objectives of the Resulting Issuer will be those of Flowr. See “Information Concerning Flowr - General Development of the Business”. A description of the funds available to the Resulting Issuer upon the completion of the Amalgamation, together with the intended uses for those funds (including a description of the business objectives that the Resulting Issuer expects to accomplish using those funds), is set out below under the heading “Principal Purposes of Funds”.

Description Of Securities

The authorized capital of the Resulting Issuer will consist of an unlimited number of Resulting Issuer Shares without nominal or par value. The holders of Resulting Issuer Shares will be entitled to receive notice of and attend all meetings of the shareholders of the Resulting Issuer and will be entitled to one vote in respect of each Resulting Issuer Share held at such meetings. The holders of Resulting Issuer Shares will be entitled to receive dividends if, as and when declared by the Board. In the event of liquidation, dissolution or winding-up of the Resulting Issuer, the holders of Resulting Issuer Shares will be entitled to share rateably in any distribution of the property or assets of the Resulting Issuer, subject to the rights of holders of any other class of securities of the Resulting Issuer entitled to receive assets or property of the Resulting Issuer upon such distribution in priority or rateably with the holders of Resulting Issuer Shares.

Upon Completion of the Transaction and assuming:

(a)

85,692,095 Resulting Issuer Shares are issued in consideration for the Flowr Shares acquired by the Corporation pursuant to the Amalgamation (inclusive of the Flowr Common Shares issued upon the conversion of the Flowr Subscription Receipts);

(b)	there are 553,846 Needle Shares issued and outstanding immediately prior to the Amalgamation;

(c)	an aggregate of 78,461 Needle Shares are reserved for issuance upon the exercise of outstanding Needle Options and outstanding Needle Agent’s Warrants immediately prior to the Amalgamation; and

(d)

an aggregate of 56,902,250 Flowr Shares are reserved for issuance upon the exercise of Flowr ULC Class A Shares, Flowr ESOP Options, Flowr Stock Options and Flowr Broker Warrants immediately prior to the Amalgamation;

the Resulting Issuer will have 86,245,945 Resulting Issuer Shares issued and outstanding immediately following completion of the Transaction and 56,980,711 Resulting Issuer Shares reserved for issuance immediately following the completion of the Transaction in connection with the Flowr ULC Class A Shares, R55,384

23,077sulting Issuer Options, Resulting Issuer Agent’s Warrants, Resulting Issuer ESOP Options, Resulting Issuer Stock Options and Resulting Issuer Broker Warrants.

Pro Forma Fully Diluted Share Capital

The following table states the diluted share capital of the Resulting Issuer upon the Completion of the Transaction and after giving effect to the Amalgamation:

Designation of Security	Amount Outstanding prior to the Completion of the Transaction	Amount Outstanding after the Completion of the Transaction	Percentage of Total Number of Resulting Issuer Shares to be Issued and Outstanding following Completion of the Transaction on a Fully Diluted Basis
Resulting Issuer Shares based on the outstanding Needle Shares prior to the Completion of the Transaction	7,200,000	553,846	0.39%
Resulting Issuer Shares based on the outstanding Flowr Shares prior to the Completion of the Transaction	71,884,361	85,692,095(1)	59.83%
Total (non-diluted)	79,084,361	86,245,945	60.22%
Resulting Issuer Shares reserved for issuance upon exercise of the Resulting Issuer Options	720,000	55,384	0.04%
Resulting Issuer Shares reserved for issuance upon conversion of the Flowr ULC Class A Shares	44,100,000	44,100,000	30.79%
Resulting Issuer Shares reserved for issuance upon exercise of the Flowr Stock Options	4,325,000	4,325,000	3.02%
Resulting Issuer Shares reserved for issuance upon exercise of the Flowr ESOP Options	8,035,530	8,035,530	5.61%
Resulting Issuer Shares reserved for issuance upon exercise of the Flowr Broker Warrants	0	441,720(2)	0.31%
Resulting Issuer Shares reserved for issuance upon exercise of the Resulting Issuer Agent’s Warrants	300,000	23,077	0.02%
Total (fully diluted)	136,564,891	143,226,652	100%

Notes:
(1)	Includes the 13,807,734 Flowr Shares being issued pursuant to the Private Placement.
(2)

Resulting Issuer Broker Warrants were issued in an amount equal to 3% of the total proceeds raised from the sale of Flowr Subscription Receipts in the Brokered Private Placement (reduced to 1.5% in respect of sales to the subscribers as part of the Non- Brokered Private Placement).

(3)	Certain of these Resulting Issuer Securities will be held in escrow after the Completion of the Transaction (See “Information Concerning the Resulting Issuer – Escrowed Securities”).

Estimated Available Funds And Principal Purposes

Estimated Funds Available

As at August 31, 2018, Flowr had working capital of $5,998,991. As at March 31, 2018, Flowr had estimated working capital of $1,429,000 (including HST receivable of approximately $297,000) and as at December 31, 2017, Flowr had working capital of approximately $6,768,000. The Resulting Issuer will have approximately $45,183,000 available upon Completion of the Transaction.

Dividends

There are no restrictions in the Corporation's articles or elsewhere which could prevent the Resulting Issuer from paying dividends subsequent to the Completion of the Transaction. It is not contemplated that any dividends will be paid on any shares of the Resulting Issuer in the immediate future subsequent to the Completion of the Transaction, as it is anticipated that all available funds will be invested to finance the growth of the Resulting Issuer's business. The directors of the Resulting Issuer will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Resulting Issuer's financial position at the relevant time. All of the Resulting Issuer Shares will be entitled to an equal share in any dividends declared and paid on a per share basis.

Principal Purposes of Funds

The following table sets out the estimated available funds after giving effect to the Transaction and the proposed principal uses for those funds:

Item	Approximate Amount ($)
Facility Grow Room Expansion(1)	16,400,000
Unallocated Working Capital	18,526,665
Total	$34,926,665

Notes:

(1)	The $16,400,000 will be spent on Facility grow room expansion during the period from August 2018 to January 2019.

Notwithstanding the proposed uses of available funds as discussed above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. It is difficult, at this time, to definitively project the total funds necessary to effect the planned activities of the Resulting Issuer. For these reasons, management considers it to be in the best interests of the Corporation and its shareholders to afford management a reasonable degree of flexibility as to how the funds are employed among the uses identified above, or for other purposes, as the need arises. Further, the above uses of available funds should be considered estimates.

Principal Securityholders

To the best of the knowledge of management of the Corporation and Flowr, no Person will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the voting rights attached to all of the outstanding Resulting Issuer Shares other than as set forth below.

It is anticipated that immediately following the Transaction, the only shareholders that will hold greater than 10% of the issued and outstanding Resulting Issuer Shares will be:

(i)

Thomas Flow Investments Inc., governed by the laws of Canada and owned by Thomas Flow (a director of Flowr and an anticipated director of the Resulting Issuer). On a fully diluted basis, Thomas FlowInvestments Inc. owns 26,025,000 of Resulting Issuer Shares, which is 18.2% of the total issued and outstanding Resulting Issuer Interests; (1) and

(ii)

Core Flow Canada Holdings Inc., governed by the laws of New York and controlled by Steve Klein (an anticipated director of the Resulting Issuer). On a fully diluted basis, Core Flow Canada Holdings Inc.owns 49,419,014 of Resulting Issuer Shares, which is 34.6% of the total issued and outstanding Resulting Issuer Interests.

Notes

(1)

Thomas Flow also has the right to purchase Flowr Shares from Michael Thompson, William Street, Mark D’Angela, Craig Main, and Jason Broome, in the event that any of the foregoing individuals cease to be employed by Flowr before the date that is three (3) years from the date of such individuals’ start of employment with Flowr.

Directors, Officers and Promoters

Name, Municipality of Residence, Occupation and Security Holdings

Upon the Completion of the Transaction, the individuals disclosed in the table below are intended to be the directors and officers of the Resulting Issuer, with the term of office of the directors to expire on the date of the next annual general meeting of the shareholders of the Resulting Issuer.

Name, Position to be Held and Municipality of Residence	Position with Flowr or the Corporation Since	Principal Occupation During Past Five years(1)	Number and Percentage(2) of Resulting Issuer Securities owned directly and indirectly
Thomas Flow, Chief Executive Officer, President and Director, Kelowna, British Columbia	December 1, 2017	President of Flowr, December
2017 - current; President of
Flowco Holdings, December
2016 - December 2017;
President of Flowco
Enterprises Ltd., April 2015 -
December 2016; Chief
Operating Officer of
MedReleaf Corporation,
January 2013 - April 2015;
		Vice President of Sales and Marketing of OOH Digital Networks, April 2008 - January 2013.	26,025,000 (3)(18.2%)
David Ralston, Chief Operating Officer, Caledon, Ontario	December 1, 2017	Retired, 2015 – 2017; Senior Vice President of Sales & Marketing of Q9 Networks, 2005 – 2015.	2,275,000(4) (1.6%)
Lyle Oberg, Chief Policy and Medical Officer and Director, Kelowna, British Columbia	December 1, 2017	Chief Policy and Medical Officer of Flowr, December 2017 - current; Self- employed, February 2008 - May, 2017.	2,150,000(5) (1.5%)
Alexander Dann, Chief Financial Officer, Toronto, Ontario	December 1, 2017	Chief Financial Officer Era Resources Inc., 2014 – 2017; North American Nickel Inc., 2017; Chief Financial Officer, Forbes Royalty, 2013; Chief Financial Officer, Avion Gold Corporation, 2012.	1,632,700(6) (1.1%)
David Towill, Director, Kelowna, British Columbia	December 1, 2017	Partner, Thomas Butler LLP.	1,434,980(7) (1.0%)
Steve Klein, Chief Strategy Officer and Director, New York, New York	April 24, 2018	Chief Executive Officer of Apple Core Holdings LLC nd Apple Core Hotels Inc.	1,200,000(8) (0.8%)
David Miller, General Counsel, Corporate Secretary and Director, Bernardsville, New Jersey	April 24, 2018	Chief Financial Officer and General Counsel, Apple Core Holdings LLC, Chief Financial Officer, Apple Core Hotels Inc.	1,050,000(8) (0.7%)
Vinay Tolia, Incoming Chief Executive Officer, New York, New York	N/A	Managing member of Bengal Capital from 2006 to current.	4,018,030(9) (2.8%)

Notes:

(1)

For a complete description of the proposed directors of the Resulting Issuer and for membership of board subcommittees, see “Information Concerning the Resulting Issuer – Directors, Officers and Promoters – Management”.

(2)	The percentages in the table above are based on the fully diluted Resulting Issuer Shares outstanding upon Completion of the Transaction.
(3)

Thomas Flow owns his Flowr Shares through his company, Thomas Flow Investments Inc. This number includes 25,525,000 Flowr Common Shares and 500,000 Flowr Class A Shares, exchanged for 26,025,000 Resulting Issuer Shares.

(4)	Comprised of 506,250 Flowr Common Shares, 250,000 Flowr Class A Shares and 1,518,750 Flowr Stock Options, exchanged for 756,250 Resulting Issuer Shares and 1,518,750 Flowr Stock Options.
(5)	Comprised of 1,181,250 Flowr Common Shares, 350,000 Flowr Class A Shares and 618,750 Flowr Stock Options, exchanged for 1,531,250 Resulting Issuer Shares and 618,750 Resulting Issuer Options.
(6)

Comprised of 393,750 Flowr Common Shares and 1,181,250 Flowr Stock Options owned personally, and 7,700 Flowr Common Shares and 50,000 Flowr Class A Shares owned beneficially through his company, AD Financial Consulting Ltd., exchanged for 393,750 Resulting Issuer Shares and 1,181,250 Resulting Issuer Options owned personally, and 57,700 Resulting Issuer Shares owned beneficially through AD Financial Consulting Ltd.

(7)	Flowr Common Shares exchanged for Resulting Issuer Shares.
(8)	Not including the shares held by Core Flow Canada Holdings Inc. Flowr ESOP Options exchanged for Resulting Issuer ESOP Options.
(9)	Comprised of 382,500 Flowr Class A Shares and 3,635,530 Flowr ESOP Options, exchanged for 382,500 Resulting Issuer Shares and 3,635,520 Resulting Issuer ESOP Options.

Following the Completion of the Transaction, the board of directors of the Resulting Issuer will establish an Audit Committee and such other committees of the board as it determines to be appropriate. At the outset, the members of the Audit Committee shall be Mr. David Towill, Mr. David Miller and Mr. Rishi Shah.

Upon the Completion of the Transaction, the directors, officers and promoters of the Resulting Issuer as a group will own beneficially, directly and indirectly, or exercise control or direction over 38,402,444 Resulting Issuer Shares representing approximately 44.5% of the issued and outstanding Resulting Issuer Shares, on a non-diluted basis. The directors and officers of the Resulting Issuer as a group, will also own beneficially, directly and indirectly, or exercise control or direction over 3,318,750 Resulting Issuer Stock Options and 5,885,530 Resulting Issuer ESOP Options.

Management

The following are biographies of the proposed directors, officers and principal members of management of the Resulting Issuer, including their respective proposed positions with the Resulting Issuer and relevant work and educational background, where applicable.

No member of senior management is currently a party to any formal non-competition or confidentiality agreement with the Resulting Issuer.

Thomas (“Tom”) Flow, President and Director

Mr. Flow, age 41, is proposed to serve as the President and Director of the Resulting Issuer following the Transaction. Mr. Flow is expected to dedicate 100% of his time to the Resulting Issuer. Mr. Flow is globally recognized for his cannabis thought leadership and expertise in building and operating cannabis cultivation facilities. Over the past five years and in addition to his role at Flowr, Mr. Flow was Chief Operating Officer at MedReleaf. Mr. Flow has executed an Employment Agreement with respect to his role as President of Flowr and, following the Transaction, the Resulting Issuer. This agreement includes provisions for both confidentiality and non-competition.

David Ralston, Chief Operating Officer

Mr. Ralston, age 56, is proposed to serve as the Chief Operating Officer of the Resulting Issuer following the Transaction. Mr. Ralston is expected to dedicate 100% of his time to the Resulting Issuer. Mr. Ralston obtained his Bachelor of Commerce degree from McGill University. Mr. Ralston is a senior executive with 30 years of experience in technology, service operations, sales and marketing and customer service in the telecommunications, Internet, data centre and software industries. In particular, Mr. Ralston was Senior Vice President at Q9 Networks, Chief Executive Officer of Sinclair Technologies, Managing Director of Winstar Communications and Vice-President at Bell. Mr. Ralston has executed an Employment Agreement with respect to his role as COO of Flowr and, following the Transaction, the Resulting Issuer. This agreement includes provisions for both confidentiality and non-competition.

Lyle Oberg, Chief Policy and Medical Officer and Director

Mr. Oberg, age 58, is proposed to serve as the Chief Policy and Medical Officer of the Resulting Issuer following the Transaction. Mr. Ralston is expected to dedicate 100% of his time to the Resulting Issuer. Mr. Oberg received his MD degree from the University of Alberta in 1983. Mr. Oberg was a member of the Alberta Legislature from 1993 to 2008, and was the former Alberta Minister of Finance. Lyle was also formerly a medical doctor practising in Alberta. For the previous five years, Mr. Oberg was an independent consultant. Mr. Oberg has executed an Employment Agreement with respect to his role as Chief Policy and Medical Officer of Flowr and, following the Transaction, the Resulting Issuer. This agreement includes provisions for both confidentiality and non-competition.

Alexander (“Alex”) Dann, Chief Financial Officer

Mr. Dann, age 52, is proposed to serve as the Chief Financial Officer of the Resulting Issuer following the Transaction. Mr. Ralston is expected to dedicate 100% of his time to the Resulting Issuer. Mr. Dann received his Diplome D’Etudes Collegiales (DEC) Sciences Pures - CEGEP de la Gaspesie and his Bachelier en Administration des Affaires (Business Admin) from L’Universite Laval. Mr. Dann is a bilingual chartered accountant with over 20 years of experience leading financial operations and strategic planning for multinational public companies, primarily in the mining and manufacturing sectors. Mr. Dann was previously Chief Financial Officer of Era Resources Inc. and prior to that, was Chief Financial Officer of Avion Gold Corporation. Mr. Dann has executed an Employment Agreement with respect to his role as CFO of Flowr and, following the Transaction, the Resulting Issuer. This agreement includes provisions for both confidentiality and non-competition.

David Towill, Director

Mr. Towill, age 49, is proposed to serve as an independent director and member of the Audit Committee of the Resulting Issuer. Mr. Towill is expected to dedicate 10% of his time to the Resulting Issuer. Mr. Towill received his Bachelor of Arts degree and Bachelor of Laws degree from the University of British Columbia. Mr. Towill founded Cannatech Plant Systems, the predecessor of Flowr Okanagan, in 2013. Mr. Towill is the managing partner at Thomas Butler LLP and primarily practices in the areas of commercial transactions, trusts/estates and real estate matters. Over and above his duties owed to Flowr as a director, Mr. Towill is willing to sign a non-disclosure agreement with the Resulting Issuer.

Steven Klein, Officer and Director

Mr. Klein, age 55, is proposed to be an officer and and Director of the Resulting Issuer. Mr. Klein is expected to dedicate 80% of his time to the Resulting Issuer. Mr. Klein received his J.D., Magna Cum Laude, from Boston University Law School and a Master’s Degree in tax law from New York University Law School. He received his Bachelor of Science in business from the State University of New York in Albany. Mr. Klein is the Chief Executive Officer of Apple Core Holdings. Previously, Mr. Klein was an attorney at Skadden Arps, and Slate, Meagher & Flom LLP. Over and above his duties owed to Flowr as a director, Mr. Klein is willing to sign a non-disclosure agreement with the Resulting Issuer.

David Miller, General Counsel, Corporate Secretary and Director

Mr. Miller, age 55, is proposed to be the General Counsel, Corporate Secretary and Director of the Resulting Issuer. Mr. Miller is expected to dedicate 80% of his time to the Resulting Issuer. Mr. Miller studied accounting at The Wharton School of Business and received his law degree from Duke University. Mr. Miller is the Chief Financial Officer and General Counsel of Apple Core Holdings. Over and above his duties owed to the Corporation as a director, Mr. Miller is willing to sign a non-disclosure agreement with the Resulting Issuer.

Rishi Shah, Director

Mr. Shah, age 32, is proposed to serve as an independent director and member of the Audit Committee of the Resulting Issuer. Mr. Shah is expected to dedicate 10% of his time to the Resulting Issuer. Mr. Shah is Chairman and Managing Director of JumpStart Ventures. Previous to Jumpstart Ventures, in 2006 Mr. Shah founded Outcome Health and acted as Chairman and Chief Executive Officer of the company which worked to improve health outcomes by serving actionable health information to chronic disease patients at the point of care. In addition to his work at Jumpstart Ventures, Mr. Shah serves on the Board of Directors of many civic organizations including Young Presidents Organization (YPO), 1871, and MATTER, a community of healthcare innovators and incubator for ideas. Mr. Shah also serves as a mentor for numerous technology start-up accelerator/incubator programs including TechStars Chicago, HealthBox and Blueprint Health in New York City. Over and above his duties owed to the Corporation as a director, Mr. Shah is willing to sign a non-disclosure agreement with the Resulting Issuer.

Vinay Tolia, Chief Executive Officer*

Mr. Tolia, age 39, is expected to become Chief Executive Officer of the Resulting Issuer. Mr. Tolia is expected to dedicate 100% of his time to the Resulting Issuer. Mr. Tolia attended the University of Michigan where he obtained a BA in economics and BSE in Industrial and Operations Engineering. Mr. Tolia was the managing member of Bengal Capital Trading LLC, a derivatives trading firm with a focus on listed equity options, and previously held roles with investment banking firms Peter J. Solomon Company and hedge fund Midtown Capital. Mr. Tolia is expected to execute an Employment Agreement with respect to his role as CEO of Flowr and, following the Transaction, the Resulting Issuer. This agreement will include provisions for both confidentiality and non-competition.

*Once appropriate approvals are obtained.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, no proposed director, officer or promoter of the Resulting Issuer or a securityholder anticipated to hold a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, within ten years before the date of this Filing Statement, has been, a director, officer or promoter of any person or company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the Corporation access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

Except as disclosed below, no individual proposed for appointment as a director or officer of the Resulting Issuer, nor any promoter of the Resulting Issuer or any shareholder anticipated to hold a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, has:

(a)

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would likely be considered important to a reasonable securityholder making a decision about the proposed Transaction.

Personal Bankruptcies

Except as disclosed below, to the knowledge of Needle and Flowr, none of the proposed directors, officers or promoters of the Resulting Issuer, nor any securityholder anticipated to hold sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, or any personal holding company of any such person has, within the ten years before the date of the Filing Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or promoter.

Thomas Flow was declared bankrupt on April 6, 2011. On January 7, 2012, Thomas Flow was discharged pursuant to subsection 168.1(1) of the Bankruptcy and Insolvency Act, (Canada) from all debts, except those matters referred to in subsection 178(1) of the Bankruptcy and Insolvency Act, (Canada).

Conflicts of Interest

Some of the individuals proposed for appointment as directors or officers of the Resulting Issuer upon the Completion of the Transaction or who may be considered promoters of the Resulting Issuer are also directors, officers and/or promoters of other reporting and non-reporting issuers. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Resulting Issuer, notwithstanding that they will be bound by the provisions of the OBCA to act at all times in good faith in the interest of the Resulting Issuer and to disclose such conflicts to the Resulting Issuer if and when they arise. To the best of its knowledge, the Corporation is not aware of the existence of any conflicts of interest between the Corporation and any of its directors and officers as of the date of this Filing Statement. To the best of its knowledge, Flowr is not aware of the existence of any conflicts of interest between Flowr and any of its directors and officers as of the date of this Filing Statement. The shareholders of the Resulting Issuer must appreciate that they will be required to rely on the judgment and good faith of its directors and officers, as well as on the judgment and good faith of the directors and officers of the Resulting Issuer, in resolving any conflicts of interest that may arise.

Other Reporting Issuer Experience

The following table sets out the proposed directors, officers and promoter of the Resulting Issuer that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Position	Exchange	From	To
David Ralston	Q9 Networks	Senior Vice President of Sales and Marketing	TSX	June, 2005	April, 2015
David Miller	CNC Development Ltd.	Director	Pink Sheets, OTC Markets Group Inc.	December, 2009	September, 2013
Steven Klein	CNC Development Ltd.	Director	Pink Sheets, OTC Markets Group Inc.	December, 2009	September, 2013
	Ireland Minerals Inc.	Director	OTC	April, 2013	October, 2016

Name	Name and Jurisdiction of Reporting Issuer	Position	Exchange	From	To
Lyle Oberg	Olympia Trust Company	Director	TSX and TSXV	June, 2009	June, 2016
Alexander Dann	Era Resources Inc. (formerly Marengo Mining Ltd.)	CFO	TSX and TSXV	January, 2014	June, 2017
	North American Nickel Inc.	CFO	TSXV	March, 2017	November, 2017

Anticipated Executive Compensation

Compensation Discussion and Analysis

The following discussion provides information about the Resulting Issuer's proposed philosophy, objectives and processes regarding compensation for the Resulting Issuer's executive officers following the Completion of the Transaction. Compensation for the Resulting Issuer's Chief Executive Officer, Chief Financial Officer and the next three (3) most highly compensated executive officers (collectively, the “Proposed NEOs”) will be determined by the board of directors of the Resulting Issuer. The Resulting Issuer's executive compensation will predominantly be based on prevailing industry compensation practices for companies of comparable size and industry and the Resulting Issuer's performance in achieving certain goals.

It will be the responsibility of the Resulting Issuer's board of directors as a whole to make decisions regarding executive compensation matters. The Resulting Issuer's compensation program supports its commitment to delivering strong performance for shareholders. The Resulting Issuer's overall objective of its compensation philosophy is the attraction, motivation and retention of quality, experienced people to achieve the Resulting Issuer's strategic objectives and to align the interests of its executive officers and employees with the long-term interest of the Resulting Issuer's shareholders.

All of the components of the Resulting Issuer's executive compensation program will be reviewed and confirmed by its board of directors following the Completion of the Transaction and the appointment of the new board members.

It is currently contemplated that executive compensation be comprised of the following components: (i) base salary, (ii) bonus and (iii) incentive stock options. Together, these components are designed to address the key objectives of the Resulting Issuer's compensation program.

Elements of Executive Compensation

Base Salaries

The base salary component is intended to provide a fixed level of pay that reflects each Proposed NEO's primary duties and responsibilities. While base salaries are an important element of executive officer compensation, the size and stage of the Resulting Issuer prevents the Resulting Issuer from paying base salaries which are comparable to those of larger companies in the similar industry and, accordingly, performance-based compensation elements are an integral component of the executive compensation package.

In setting base compensation levels for executive officers, consideration will be given to objective factors such as level of responsibility, experience and expertise as well as subjective factors such as leadership.

Bonus

Flowr does not currently have a bonus plan and intends to implement a bonus structure for its employees in the latter part of the 2018 calendar year.

Summary Compensation Table

The anticipated compensation for services for the Proposed NEOs of the Resulting Issuer for the twelve (12) month period following the Completion of the Transaction is as set out below. For details of the stock options to be held by the proposed officers and directors of the Resulting Issuer upon Completion of the Transaction see “Options to Purchase Securities” below.

Name and principal position	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensati on ($)	Total compensati on ($)
				Annual incentive plans	Long-term incentive plans
Alexander Dann, Chief Financial Officer	200,000	Nil	0	Nil	Nil	Nil	1,376	201,376
Thomas Flow, Chief Executive Officer, President (1)	240,000	Nil	0	Nil	Nil	Nil	1,376	241,376
David Ralston, Chief Operating Officer	200,000	Nil	0	Nil	Nil	Nil	1,376	201,376
Lyle Oberg, Chief Policy and Medical Officer	200,000	Nil	0	Nil	Nil	Nil	1,135	201,135

Notes:

(1)

It is anticipated that Vinay Tolia will assume the position of Chief Executive Officer from Thomas Flow upon receipt of appropriate authorizations; Mr. Tolia and the Corporation have agreed on the material terms of the remuneration package, which will be comprised of an annual salary of $240,000 and an option grant of 3,635,530 options (to acquire common shares of the Resulting Issuer) at an exercise price of $2.60 vesting over 36 months.

Option-Based Awards and Incentive Plan Awards

Resulting Issuer Stock Options

Upon closing of the Transaction, the outstanding Flowr Stock Options will be automatically exchanged for an equal number of Resulting Issuer Stock Options to purchase Resulting Issuer Shares on substantially the same terms as the Flowr Stock Options.

Resulting Issuer ESOP

Resulting Issuer ESOP Options to purchase Resulting Issuer Shares may be granted to full-time and part-time employees of the Resulting Issuer or its subsidiaries, and directors, officers, consultants or advisors of the Resulting Issuer or its subsidiaries. Resulting Issuer ESOP Options will be granted pursuant to the Resulting Issuer ESOP.

Pursuant to the Resulting Issuer ESOP, the exercise price of any Resulting Issuer ESOP Option cannot be less than the market price of the Resulting Issuer Shares at the time the Resulting Issuer ESOP Option is granted. Market price is deemed to be the closing price of the Resulting Issuer Shares on the TSXV on the last trading day immediately preceding the day upon which the Resulting Issuer ESOP Option is granted. Resulting Issuer ESOP Options shall vest on the dates specified in the option agreement between the Resulting Issuer and the participant optionee. The exercise period of the Resulting Issuer ESOP Options cannot exceed ten (10) years. In the event that a participant ceases to be eligible under the Resulting Issuer ESOP due to death or incapacity, Resulting Issuer ESOP Options that are exercisable will terminate 180 days after the date at which a participant ceases to be eligible, or in the case of retirement, 120 after the date at which a participant ceases to be eligible. Where a participant is terminated without good cause, the options that are exercisable at the termination date will be exercisable until the earlier of (i) 30 days after that date, (ii) the date determined by the board of directors of the Resulting Issuer and (iii) the date at which the Resulting Issuer ESOP Option expires pursuant to the Resulting Issuer ESOP. Where a participant is terminated by reason of good cause or resignation, any Resulting Issuer ESOP Options held by the participant will expire immediately and are cancelled at such time as may be determined by the board of directors of the Resulting Issuer.

The board of directors of the Resulting Issuer may grant Resulting Issuer ESOP Options, in accordance with the Resulting Issuer ESOP, at any time they deem to be appropriate. The maximum number of Resulting Issuer Shares reserved for issuance under the Resulting Issuer ESOP shall not exceed, in aggregate, 10% of the issued and outstanding (a) Resulting Issuer Shares and (b) Flowr ULC Class A Shares, from time to time. The maximum number of Resulting Issuer Shares reserved for issuance in any 12 month period to any individual employee, officer, director, consultant or advisor shall not exceed five per cent (5%) of the issued and outstanding Resulting Issuer Shares, and to any consultant or person providing investor relation activities shall not exceed two percent (2%) of the issued and outstanding Resulting Issuer Shares. The aggregate number of Resulting Issuer Shares that can be granted to insiders of the Resulting Issuer as a group shall not exceed ten per cent (10%) of the issued and outstanding Resulting Issuer Shares.

Upon closing of the Transaction, the outstanding Flowr ESOP Options will be automatically exchanged for an equal number of Resulting Issuer ESOP Options to purchase Resulting Issuer Shares on substantially the same terms as the Flowr ESOP Options.

Pension Plan Benefits

It is not anticipated that the Resulting Issuer will establish a pension plan, a defined benefit plan or any retirement savings programs for the Proposed NEOs or other employees of the Resulting Issuer within the next 12 months.

Deferred Compensation Plans

It is not anticipated that the Resulting Issuer will establish a deferred compensation plan for the Proposed NEOs or other employees of the Resulting Issuer within the next twelve (12) months.

Director Compensation

Compensation is anticipated to be paid to directors who are not executive officers for their services as directors. Directors will be eligible to receive grants of stock options from time to time. For the first year following the Completion of the Transaction, base compensation will be $15,000 and 15,000 Flowr Stock Options (per annum).

Indebtedness Of Directors And Officers

No individual who: (a) is a director or officer of the Corporation or Flowr or is proposed to be a director or officer of the Resulting Issuer; (b) at any time during the most recently completed financial year of the Corporation or Flowr was, a director or officer of the Corporation or Flowr; or (c) is an associate of any of the foregoing, is either: (y) indebted to the Corporation or Flowr or a subsidiary of either the Corporation or Flowr; or (z) indebted to another entity with such indebtedness being the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or Flowr as at the day of the Filing Statement.

Investor Relations Arrangements

Following the Completion of the Transaction, the Resulting Issuer may enter into an agreement with a person or firm to provide corporate communications and investor relations services for the Resulting Issuer or its securities. Other than as described below, no agreement has been concluded with any person or firm with respect to the provision of such services or to engage in any other activities for the purposes of stabilizing the market for the Resulting Issuer Shares.

Options to Purchase Securities

Options to Purchase Securities

The following table sets forth the particulars of the stock options that will be outstanding upon the Completion of the Transaction:

Group	Number of Resulting Issuer Stock Options	Number of Resulting Issuer ESOP Options	Exercise Price ($)	Grant Date	Expiry Date
Directors and Officers of the Resulting Issuer (1)	618,750	-	$0.05	October 30, 2017	October 30, 2022
Officers of the Resulting Issuer (2)	2,700,000	-	$0.05	October 30, 2017	October 30, 2022
Directors and Officers of the Resulting Issuer (3)	-	2,250,000	$2.60	August 15, 2018	August 14, 2023

Group	Number of Resulting Issuer Stock Options	Number of Resulting Issuer ESOP Options	Exercise Price ($)	Grant Date	Expiry Date
Officers of the ResultingIssuer (4)	-	3,635,530	$2.60	August 15, 2018	August 14, 2023
Senior management of the Resulting Issuer (5)	856,250	-	$0.05	October 30, 2017	October 30, 2022
Past Directors and Officers of Flowr (6)	150,000	-	$0.05	October 30, 2017	August 20, 2019
Employees of Flowr	-	1,810,000	$2.60	June 1, 2018	June 1, 2023 - August 1, 2023
Employees of Flowr		340,000	$2.60	September 14, 2018	September 14,2023
Directors and officers and past directors and officers of the Corporation (7)	55,384	-	$1.30	September 15, 2017	September 15, 2022
TOTAL	4,380,384	8,035,530	-	-	-

Notes:

(1)	Comprised of Lyle Oberg, who prior to the Completion of the Transaction, holds 618,750 Flowr Stock Options.
(2)	Comprised of David Ralston and Alexander Dann who prior to the Completion of the Transaction, hold 1,518,750 and 1,181,250 Flowr Stock Options, respectively.
(3)	Comprised of David Miller and Steven Klein, who prior to the Completion of the Transaction, hold 1,050,000 and 1,200,000 Flowr ESOP Options, respectively.
(4)

Comprised of Vinay Tolia, who prior to the Completion of the Transaction, holds 3,635,530 Flowr ESOP Options. It is anticipated that Vinay Tolia will assume the position of Chief Executive Officer from Thomas Flow upon the receipt of necessary authorizations.

(5)	Comprised of Jon Day-Reiner, Mark Tiainen and Steve Barich, who prior to the Completion of the Transaction, hold 168,750, 337,500 and 350,000 Flowr Stock Options, respectively.
(6)	Comprised of Anthony Giorgi who was the Chief Executive Officer and a director of Flowr until June 21, 2018.
(7)

Comprised of Douglas Osrow, Robb McNaughton and Daniel Lanskey, who prior to the Completion of the Transaction, hold 18,461, 18,461 and 18,461 Needle Options, respectively, with an exercise price of $1.30 per Needle Option (on a post-Consolidation basis).

Stock Option Plan

It is expected that the Resulting Issuer will replace the Stock Option Plan (as described above under the heading “Information Concerning the Corporation – Stock Option Plan”) with a new stock option plan for full-time and part-time employees, directors, officers, consultants and advisors of the Resulting Issuer and its subsidiaries, in substantially the same form as the Flowr ESOP as described above under the heading “Information Concerning the Corporation – Stock Option Plan”).

Escrowed Securities

A number of the Resulting Issuer Shares will be subject to escrow pursuant to the policies of the Exchange. The two categories of escrow securities which will exist upon the Completion of the Transaction, under the CPC Escrow Agreement and a Surplus Security Escrow Agreement.

CPC Escrow Agreement

The following table sets out, as at the date of this Filing Statement, the number and percentage of CPC Escrow Shares held in escrow under the CPC Escrow Agreement prior to the Completion of the Transaction, and the number and percentage of Resulting Issuer Shares that will be held in escrow after the Completion of the Transaction:

Name and Municipality of Residence of Securityholder	Designation of class	Prior to Giving Effect to the Consolidation and the Transaction		After Giving Effect to the Consolidation and Transactiontion
		Number of securities held in escrow	Percentage of class	Number of securities to be held in escrow	Percentage of class (1)
Daniel Lanskey, Terranora, New South Wales	Resulting Issuer Shares	1,000,000	13.9%	58,823	0.07%
Douglas Osrow, Las Vegas, Nevada	Resulting Issuer Shares	500,000	6.9%	29,411	0.04%
Jaret Bode, Saskatoon, Saskatchewan	Resulting Issuer Shares	100,000	1.4%	5,882	0.007%
Kevin Thompson, Saskatoon, Saskatchewan	Resulting Issuer Shares	100,000	1.4%	5,882	0.007%
Aoi Maru Corp., Calgary, Alberta	Resulting Issuer Shares	500,000	6.9%	29,411	0.04%
De Courcy Asset Management Pty. Ltd., Greenwich, New South Wales	Resulting Issuer Shares	500,000	6.9%	29,411	0.04%
Power Family Holdings Pty. Ltd., St. Ives, New South Wales	Resulting Issuer Shares	1,000,000	13.9%	58,823	0.07%
Russel H. Didlake, Ponca City, Oklahoma	Resulting Issuer Shares	500,000	6.9%	29,411	0.03%
Total:	Resulting Issuer Shares	4,200,000	58.3%	247,054	0.29%

Notes:

(1)	The percentages in the table above are based on the non-diluted Resulting Issuer Shares.

As at the date hereof, there are 4,200,000 CPC Escrow Shares (on a pre-Consolidation basis) held in escrow, representing 58.3% of the total issued and outstanding Needle Shares prior to the Completion of the Transaction. All of the CPC Escrow Shares are escrowed pursuant to the CPC Escrow Agreement. 10% of the CPC Escrow Shares were released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% were released on each of the dates that are 6, 12, 18, 24, 30 and 36 months thereafter.

Surplus Security Escrow Agreement

Pursuant to the policies of the Exchange and in addition to the CPC Escrow Shares, the following securities of the Resulting Issuer anticipated to be held by Principals of the Resulting Issuer are expected to be held in escrow after giving effect to the Transaction:

Name and Municipality of Residence of Securityholder	Designation of class	Number of securities to be held in escrow	Percentage of class (1)
Core Flow Canada Holdings Inc., New York	Resulting Issuer Shares	7,821,014(2)	9.07%
Thomas Flow Investments Inc., Canada	Resulting Issuer Shares	26,025,000	30.18%
David Ralston, Caledon, Ontario	Resulting Issuer Shares Resulting Issuer Stock Options	756,250 1,518,750	2.64%
Alexander Dann, Toronto, Ontario	Resulting Issuer Shares Resulting Issuer Stock Options	393,750 1,181,250	1.83%
AD Financial Consulting Ltd., Ontario	Resulting Issuer Shares	57,700	0.07%
Linda Misetich Dann, Toronto, Ontario	Resulting Issuer Shares	100,000	0.12%
Lyle Oberg, Kelowna, British Columbia	Resulting Issuer Shares Resulting Issuer Stock Options	1,531,250 618,750	2.50%
David Towill, Kelowna, British Columbia	Resulting Issuer Shares	1,434,980	1.67%

David Miller, Bernardsville, New Jersey	Resulting Issuer ESOP Options	1,050,000	1.22%
Steven Klein, Port Washington, New York	Resulting Issuer ESOP Options	1,200,000	1.39%
Vinay Tolia, New York, New York	Resulting Issuer Shares Resulting Issuer ESOP Options	382,500 3,635,530	4.67%
Anthony Giorgi, Stouffville, Ontario	Resulting Issuer Shares Resulting Issuer Stock Options	900,000 150,000	1.22%
Steve Barich, Toronto, Ontario	Resulting Issuer Shares Resulting Issuer Stock Options	100,000 350,000	0.52%
Jon Day-Reiner, Toronto, Ontario	Resulting Issuer Shares Resulting Issuer Stock Options	56,250 168,750	0.26%
Mark Tiainen, Toronto, Ontario	Resulting Issuer Shares Resulting Issuer Stock Options	112,500 337,500	0.52%
Michael Thompson, Mill Bay, British Columbia	Resulting Issuer Shares	2,025,000	2.35%
William Street, Markham, Ontario	Resulting Issuer Shares	2,025,000	2.35%
Mark D'Angela, Barrie, Ontario	Resulting Issuer Shares	2,025,000	2.35%
Alexander Repetski, Thornhill, Ontario	Resulting Issuer Shares	990,000	1.15%
The Broome Faulkner Family Trust, Kelowna, British Columbia	Resulting Issuer Shares	2,025,000	2.35%

Craig Main, Vernon, British Columbia	Resulting Issuer Shares	1,800,000	2.09%
Alex Revich, Thornhill, Ontario	Resulting Issuer Shares	900,000	1.05%
Craig Coverley, Markham, Ontario	Resulting Issuer Shares	360,000	0.42%
Elaine Riff, Thornhill, Ontario	Resulting Issuer Shares	450,000	0.52%
Total:	Resulting Issuer Shares	52,271,194	60.6%
	Resulting Issuer Stock Options	4,325,000	5.01%
	Resulting Issuer ESOP Options	5,885,530	6.83%

Notes:

(1)	The percentages in the table above are based on the non-diluted Resulting Issuer Shares outstanding upon Completion of the Transaction, being 86,245,945.

(2)

In addition, Core Flow will execute a Surplus Security Escrow Agreement in respect of the 44,100,000 Flowr ULC Class A Shares that it holds, and such securities will be held in escrow after giving effect to the Transaction.

The Surplus Securities will be subject to a Surplus Security Escrow Agreement dated the Closing Date among the certain shareholders of the Resulting Issuer and the Escrow Agent, pursuant to the policies of the Exchange. Under the Surplus Security Escrow Agreement, the Surplus Securities will be released as follows:

•	10% of the securities will be released on the date of the Final Exchange Bulletin; and

•	20% of the securities will be released 6 months from the Final Exchange Bulletin,

•	30% of the securities will be released 12 months from the Final Exchange Bulletin, and

•	40% of the securities will be released 18 months from the Final Exchange Bulletin.

Seed Share Resale Restrictions

Further to the above, the following seed share resale restrictions will be applicable to certain Resulting Issuer

Shares:

Resale Restrictions	Resulting Issuer Shares	Resulting Issuer Stock Options	Resulting Issuer ESOP Options
Surplus Security Escrow Agreement	52,271,194	4,325,000	5,885,530
4 month hold (> 25% to < 50% of Transaction Price, < 1 year)	15,284,582	Nil.	Nil.
TOTAL	67,555,776	4,325,000	5,885,530

Auditors, Transfer Agent And Registrar

Auditor

The Resulting Issuer's auditor will be MNP LLP, Chartered Professional Accountants .

Transfer Agent and Registrar

It is anticipated that the registrar and transfer agent for the Resulting Issuer Shares subsequent to the Completion of the Transaction will continue to be Computershare Services Inc.

Risk Factors

The following risk factors should be carefully considered in evaluating the Resulting Issuer and the Transaction. The risks presented below may not be all of the risks that the Resulting Issuer may face. It is believed that these are the factors that could cause actual results to be different from expected and historical results. Other sections of this Filing Statement include additional factors that could have an effect on the business and financial performance of the business following the Completion of the Transaction. The market in which Flowr currently competes is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results. In addition to the risks described elsewhere in this Filing Statement, including in the notes to the financial statements attached hereto, each of, and the cumulative effect of all of, the following risks for the Resulting Issuer should be considered:

Limited Operating History and Uncertainty of Future Revenues

Flowr has a limited operating history and, accordingly, potential investors will have a limited basis on which to evaluate its ability to achieve its business objectives. The future success of the Resulting Issuer is dependent on management's ability to implement its strategy. Whilst management is optimistic about the Resulting Issuer's prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved and there is no certainty that the Resulting Issuer will successfully produce commercial cannabis, establish a market for its product. The Resulting Issuer faces risks frequently encountered by early-stage companies. In particular, its future growth and prospects will depend on its ability to expand its operation and gain additional revenue streams whilst at the same time maintaining effective cost controls. Any failure to expand is likely to have a material adverse effect on the Resulting Issuer's business, financial condition and results.

Reliance on Licensing

The operations of the Resulting Issuer require it to obtain and retain licences for the transportation, distribution, production and sale of cannabis, and in some cases, renewals of existing licences from, and the issuance of permits by certain national authorities in Canada. The Resulting Issuer believes that it currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations, and also believes that it is complying in all material respects with the terms of such licences and permits.

The failure of the Resulting Issuer to obtain the Licences would have a material adverse impact upon the Resulting Issuer.

The Resulting Issuer will apply for, as the need arises, all necessary licences and permits to carry on the activities it expects to conduct in the future. However, the ability of the Resulting Issuer to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies in foreign jurisdictions. The ACMPR Licence expires on December 1, 2020. Any loss of interest in any such required licence or permit, or the failure of any governmental authority to issue or renew such licences or permits upon acceptable terms, would have a material adverse impact upon the Resulting Issuer.

Regulatory Risks

The operations of the Resulting Issuer are subject to various laws governing the distribution, transportation, production and sale of cannabis, taxes, labour standards and occupational health, toxic substances, land use, water use, and other matters.

The commercial medical cannabis industry is a new industry in Canada. The ACMPR was established in August 2016. As such, revisions to the regime could be implemented which could have an impact on the Resulting Issuer's operations. The risks to the business of the Resulting Issuer represented might lead to further court rulings or legislative changes such as those brought about by the repeal of MMPR and the introduction of ACMPR that allow those with existing licences to possess and/or grow medical cannabis. This could significantly reduce the addressable market for the Resulting Issuer's products and could materially and adversely affect the business, financial condition and results of operations of the Resulting Issuer.

Flowr anticipates that regulations governing the industry will be subject to change as the Government of Canada monitors operating Licensed Producers. In addition, the Cannabis Act is not yet in force. The operations of Flowr will be subject to a variety of laws, regulations, guidelines and policies relating to the manufacture, processing, import, export, management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis but also laws and regulations relating to drugs, controlled substances, health and safety, land use, the conduct of operations and the protection of the environment. While to the knowledge of management, Flowr is currently in compliance with all such laws, any changes to such laws, regulations, guidelines and policies may have a material adverse effect on its business, financial condition and results of operations. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Resulting Issuer's ability to distribute or produce medical cannabis. Amendments to current laws and regulations governing the distribution, transportation and/or production of medical cannabis, or more stringent implementation thereof, could have a substantial adverse impact on the Resulting Issuer and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Changes in Laws, Regulations and Guidelines

On April 13, 2017, the Government of Canada released Bill C-45, which proposed the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use. On June 20, 2018, the Cannabis Act was passed in Parliament and on June 21, 2018, it was given royal assent. The Cannabis Act is not yet in force, and it is unknown how the regulatory changes will be implemented with respect to the licensing categories. Some provinces, such as Ontario, New Brunswick and Alberta have announced a proposed distribution structure for adult-use cannabis through Crown corporations. Moreover, recent amendments to the Cannabis Act have resulted in the addition of edible products and cannabis concentrates and considerations of the import/export permissions for licensed dealers. The target implementation date of the Cannabis Act is October 17, 2018.

The provincial legislative and operational framework pertaining to the distribution of cannabis is expected to vary among provinces and territories and could result in additional provincial and territorial regulations, creating additional compliance and other costs and/or limitations on Flowr’s ability to participate in such markets. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will be enacted according to all the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the growth opportunities that the Resulting Issuer currently anticipate. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis market is uncertain, any of the foregoing could result in a material adverse effect on the Resulting Issuer’s business, financial condition and results of operation. The asymmetrical regulatory and market environment for cannabis in each of the provinces and territories could materially and adversely affect the business, financial condition and results of operations of the Resulting Issuer.

The governments of every Canadian province and territory have, to varying degrees, announced proposed regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions as more fully described immediately below. There can be no assurance that the legalization of adult-use cannabis by each of the provinces will occur as set out below or at all, and the provincial regimes governing adult use cannabis is uncertain.

British Columbia

In December, 2017, the Government of British Columbia announced that adult-use cannabis will be sold in that province through both public and privately operated stores. The British Columbia Liquor Distribution Branch will be responsible for the public retail stores and will also be the province’s wholesale distributor of non-medicinal cannabis. Licensing and monitoring of private retail stores will be the responsibility of the Liquor Control and Licensing Branch. In February 2018, the Government of British Columbia released further details about proposed cannabis regulation in the province. Adults will be allowed to use cannabis in places where tobacco smoking and vaping are permitted, but will be banned from smoking and vaping in areas frequented by children including beaches, parks and playgrounds, and the use of cannabis in any form will be banned for all occupants in vehicles. British Columbia will allow personal cultivation of up to four cannabis plants per household, but the province will allow landlords to prohibit home cultivation. British Columbia has now passed the Cannabis Control and Licensing Act to provide for legal, controlled access to cannabis in British Columbia, and sets nineteen as the provincial minimum age to purchase, sell, or consume cannabis. In addition, adults will be allowed to possess up to thirty (30) grams of cannabis in a public place.

Alberta

Alberta Bill 26, An Act to Control and Regulate Cannabis, and Bill 29, An Act to Reduce Cannabis and Alcohol Impaired Driving, received royal assent on December 15, 2017 and will come into force on proclamation. Sections 1-16 of Bill 29 have been proclaimed in force April 8, 2018. Bill 26 amends the Gaming and Liquor Act and will allow for the purchase of cannabis through privately run retail stores and government-operated online sales. The Alberta Gaming and Liquor Commission will be the sole wholesale distributor in the province. Consumption of cannabis will be allowed anywhere that tobacco consumption is permitted, but cannabis use will be banned in vehicles. Smoking and vaping cannabis will be prohibited on hospital, school or child care properties, and within prescribed distances of areas such as playgrounds, sports fields and outdoor pools. Albertans will be allowed to grow up to four plants per household, and there will be a possession limit of 30 grams of cannabis in a public place. Renters, condo-dwellers, and those living in multi-family dwellings may be restricted from growing cannabis in their homes due to rules established in rental agreements or condominium bylaws. The Regulations to the Gaming and Liquor Act were amended to include regulations related to cannabis on February 15, 2018, and will come into force upon the coming into force of Bill 26.

Saskatchewan

The Government of Saskatchewan has announced that both wholesaling and retailing of adult-use cannabis will be conducted by private companies, and will be regulated by the Saskatchewan Liquor and Gaming Authority. The Saskatchewan Liquor and Gaming Authority will issue approximately sixty (60) retail permits to private stores located in roughly 40 municipalities and First Nations across the province. Municipalities will have the option of opting out of having a cannabis store if they choose, and so far five municipalities have opted out. Bill 115, the Residential Tenancies Amendment Act, 2017 (the “RTA Amendment”) received royal assent and came into force on May 30, 2018. The RTA Amendment gives landlords the right to impose rules prohibiting the possession, use, and sale of cannabis in a rental unit, and includes the growing and possession of cannabis plants. On May 30, 2018, Bill 121, Cannabis Control (Saskatchewan) Act (the “Saskatchewan Act”) received royal assent and will come into force upon proclamation. The Saskatchewan Act sets a minimum age for cannabis consumption of nineteen. The Saskatchewan Act also restricts possession to 30 grams in public or four cannabis plants for personal use, and restricts consumption to private places except as exempted by regulation. The Government of Saskatchewan has said that they intend to adopt the federal rules around home growing, with a limit of four plants per household. Bill 112, The Miscellaneous Vehicle and Driving Statutes (Cannabis Legislation) Amendment Act, 2017 received royal assent on May 30, 2018, and amends the province’s impaired driving laws. Parts 1 and 2 of this Act came into force on July 1, 2018, with Part 3 to follow 180 days after July 1, 2018.

Manitoba

The Government of Manitoba has adopted a “hybrid model” for cannabis sales, whereby the retail sale of cannabis will be conducted by private retailers under the regulation and supervision of the Manitoba Liquor and Gaming Authority, and the supply of cannabis in the province will be secured and tracked by the Manitoba Liquor and Lotteries Corporation. Bill 11, The Safe and Responsible Retailing of Cannabis Act (Liquor and Gaming Control Act and Manitoba Liquor and Lotteries Corporation Act Amended) received royal asset on June 4, 2018, and some sections were proclaimed in force on June 20, 2018. Following an application process between November and December 2017, the Government of Manitoba selected four groups to operate retail sales of cannabis in the province. Bill 11 will prohibit individuals from growing cannabis at their place of residence. The Government of Manitoba has set the legal age for the use, purchase, and possession of non-medicinal cannabis at nineteen. The Government of Manitoba has also passed The Cannabis Harm Prevention Act (Various Acts Amended) to address health and safety concerns connected with legalized cannabis consumption, which include the prohibition against consuming cannabis in vehicles and against smoking cannabis in enclosed public places. Bill 11 also prohibits the consumption of cannabis in any manner in a cannabis retail store. On March 20, 2018, the Government of Manitoba also announced a proposal to prohibit smoking and vaping cannabis in outdoor public places.

Ontario

On September 8, 2017, the Government of Ontario announced its proposed retail and distribution model of legalized adult-use cannabis to be modelled on the current Liquor Control Board of Ontario (“LCBO”) framework. On December 12, 2017, the Government of Ontario passed the Ontario Cannabis Retail Corporation Act, 2017 (“OCRCA”) and the Cannabis Act, 2017 (Ontario), which will regulate the lawful use, sale and distribution of adult-use cannabis. The OCRCA is already in force, but the Cannabis Act, 2017 (Ontario) is expected to come into force at the same time as federal legalization.

The new Ontario legislation will, among other matters:

(i)

create a subsidiary of the LCBO, known as the Ontario Cannabis Store, to manage the distribution of adult- use cannabis through stand-alone stores and an LCBO-controlled online order and distribution service;

(ii)	permit a private retail channel whereby privately run cannabis stores may sell cannabis to adult-users with licences granted by the liquor commission;

(iii)

ban the use of adult-use cannabis in public places, workplaces and motor vehicles, as is the case with alcohol (restrictions relating to consumption of medical cannabis are covered under the Smoke-Free Ontario Act); and

(iv)	create significant penalties for non-compliance.

Other details of Ontario’s approach will be set out in regulations to the Cannabis Act, 2017 (Ontario). Some initial regulations have already been published and additional regulatory proposals were published for public comment on January 18, 2018. The minimum age to buy, use, possess, and grow cannabis has been set at nineteen. Cannabis use will be restricted to private residences or in a rental unit or balcony (depending on the building’s rules or your lease agreement). Recreational cannabis use will be prohibited in any public place, workplace, or in a motorized vehicle.

Québec

Québec Bill 157, An Act to constitute the Société québécoise du cannabis, to enact the Cannabis Regulation Act and to amend various highway safety-related provisions, was passed on June 12, 2018. Bill 157 amends the Act respecting the Société des alcools du Québec to create a government agency called Société Québécoise du Cannabis (“SQDC”) to regulate cannabis sales as a parallel organization to the existing government-controlled alcohol retailer commonly known in the province as the “SAQ”. The SQDC will carry out the sale of cannabis in Québec. Cannibis will be available for purchase at SQDC-run stores and online. Initial reports from the Government of Québec indicate that twenty (20) government-run dispensaries will be opened initially, with up to 150 additional dispensaries to open within the following two years. Bill 157 will also enact the Cannabis Regulation Act which, among other things, will prohibit the cultivation of cannabis for personal purposes, and will limit cannabis consumption outside of private residences and other designated closed smoking rooms. The legal age to possess and consume cannabis in Québec will be eighteen.

New Brunswick

The Government of New Brunswick has introduced three bills related to cannabis: the Cannabis Control Act, the Cannabis Management Corporation Act, and the Cannabis Education and Awareness Fund Act. All three bills received royal asset on March 16, 2018. The Cannabis Management Corporation Act will establish a Crown corporation to oversee and regulate the distribution and sale of cannabis in the province. Retail sales of adult-use cannabis will be conducted through a subsidiary of the New Brunswick Liquor Corporation, called Cannabis NB. Cannabis NB is set to open twenty (20) retail stores in fifteen (15) communities. The legal age to purchase, possess and use cannabis in New Brunswick will be nineteen. The Cannabis Control Act will limit the consumption of cannabis to private dwellings, vacant land, or other places prescribed by regulation. The consumption of cannabis inside vehicles is prohibited.

Nova Scotia

Following public consultation, on December 6, 2017, the Government of Nova Scotia announced its legislative framework for adult-use cannabis in the province. Cannabis will be sold at dedicated government-owned retail locations through the Nova Scotia Liquor Corporation. The government has identified nine initial locations for cannabis retail stores, with the majority of these locations operating as a store within an existing liquor store. The province also plans to create an online retail sales platform that will include direct-to-home delivery. Under the legislative framework, cannabis consumption will be restricted to private residences and outdoor public spaces, with certain restrictions, and consumption will be prohibited in vehicles and other areas where tobacco smoking is already prohibited. The legal age to purchase and consume cannabis will be nineteen. The province will follow the federal legislation and allow possession of thirty (30) grams of dried cannabis, and each household will be permitted to cultivate four cannabis plants.

Newfoundland and Labrador

In November 2017, the Government of Newfoundland and Labrador announced that adult-use cannabis will be sold through private stores, with the Crown-owned liquor corporation overseeing the distribution to private sellers who will sell it to consumers. Bill 23, An Act to Amend the Liquor Corporation Act, received royal assent on December 7, 2017, and will give the Newfoundland and Labrador Liquor Corporation the authority to licence and regulate private retailers. The Government of Newfoundland and Labrador has stated that the Newfoundland and Labrador Liquor Corporation will control the possession, sale and delivery of cannabis, and set prices. It will also be the initial online retailer and will sell cannabis products in isolated communities. On May 7, 2018, the provincial government announced the location of twenty-four (24) retail cannabis stores, many of which will be attached to supermarkets that have existing liquor stores. The Government of Newfoundland and Labrador has issued a new request for private retailers in six areas as the initial request issued by the government did not rreceive any qualifying proposals. Bill 20, An Act Respecting the Control and Sale of Cannabis (the “Cannabis Control Act”) was introduced in May 2018, and received royal assent on May 31, 2018. The Cannabis Control Act sets the legal age to purchase and possess cannabis at nineteen. The Cannabis Control Act allows for the growth of four (4) cannabis plants per household. The Government of Newfoundland and Labrador has said that consumption of cannabis will be restricted to private residences.

Prince Edward Island

Following public consultation, on March 27, 2018 the Government of Prince Edward Island released a policy and legislative framework for cannabis in the province. Cannabis will be sold at dedicated government-owned retail locations through the PEI Cannabis Management Corporation. The government has identified four initial locations for retail stores based on population density, and based on the sales in those locations the government will plan future expansion. The province also plans to create an online retail sales platform that will include direct-to-home delivery. Under the legislative framework, cannabis consumption will be restricted to private residences, with certain communal spaces being designated for cannabis consumption, and consumption will be prohibited in vehicles and other areas where tobacco smoking is already prohibited. The minimum age to purchase, possess, and use recreational cannabis will be nineteen. The province will follow the federal legislation and allow possession of 30 grams of dried cannabis, and each household will be permitted to cultivate four cannabis plants.

Yukon

Bill 15, the Cannabis Control and Regulation Act, received assent on April 24, 2018, and will come into force on October 17, 2018. Under the Act, the government designates the Yukon Liquor Corporation to distribute and regulate the sale of cannabis in the territory. Retail sales of adult-use cannabis will be conducted by a combination of private stores and stores owned by the Yukon Liquor Corporation. Bill 15 will prohibit the consumption of cannabis outside of a private dwelling-house. The minimum age for possession, consumption, and cultivation will be nineteen, and each household will be allowed to grow a maximum of four (4) cannabis plants for personal use.

The Northwest Territories

Bill 6, the Cannabis Legalization and Regulation Implementation Act received assent on June 1, 2018. Accompanying regulations are currently being developed. It is proposed that the Northwest Territories Liquor Commission (“NWT Liquor Commission”) will be responsible for the distribution and sale of cannabis and that cannabis will initially be sold in existing liquor stores. Residents in communities without liquor stores will be able to order cannabis from a liquor store operating on behalf of the NWT Liquor Commission to be delivered by mail. Smoking cannabis will be prohibited in public places, subject to exceptions in the regulations, and will be prohibited in vehicles. The Cannabis Legalization and Regulation Implementation Act sets the legal age to purchase and possess cannabis at nineteen. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit or restrict cannabis, similar to the options currently available to restrict alcohol.

Nunavut

Nunavut’s territorial cannabis legislation, the Cannabis Act and the Cannabis Statutes Amendments Act, were passed on June 13, 2018 and will come into force on October 17, 2018. The Cannabis Act allows the Nunavut Liquor and Cannabis Commission to sell cannabis remotely (both online and by phone), in physical stores, and through private third party agents. As there are currently no licensed retailers in Nunavut, sales will be completed exclusively online at first. The Cannabis Act requires community consultation before opening a cannabis store or lounge. The government has also proposed that cannabis consumption should only be allowed in private homes and in some designated public spaces where tobacco smoking is allowed. The legal age to purchase or possess cannabis will be nineteen.

Management of Growth

The Resulting Issuer may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Resulting Issuer to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Resulting Issuer to deal with this growth may have a material adverse effect on the Resulting Issuer's business, financial condition, results of operations and prospects.

History of Net Losses

The Resulting Issuer has incurred losses in recent periods. The Resulting Issuer may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Resulting Issuer expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Resulting Issuer's revenues do not increase to offset these expected increases in costs and operating expenses, the Resulting Issuer will not be profitable.

Further Funding Requirements

The building and operation of the Resulting Issuer's facilities and business are capital intensive. In order to execute the anticipated growth strategy, the Resulting Issuer will require some additional equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Resulting Issuer when needed or on terms, which are acceptable. The Resulting Issuer's inability to raise financing to support on-going operations or to fund capital expenditures or acquisitions could limit the Resulting Issuer's growth and may have a material adverse effect upon future profitability. The Resulting Issuer may require additional financing to fund its operations to the point where it is generating positive cash flows.

If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of the Resulting Issuer Shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Resulting Issuer to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Competition

The market in which the Resulting Issuer operates is competitive and fast moving and may become even more competitive. The Resulting Issuer may face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Resulting Issuer. Increased competition by larger and better financed competitors could have a material adverse effect on the business, financial condition and results and operations of the Resulting Issuer.

The government has only issued 116 Licences under the MMPR, as at August 29, 2018 and its successor, ACMPR, to produce and sell medical cannabis. There are, however, several hundred applicants for Licences. The number of Licences granted could have an impact on the operations of the Resulting Issuer. Because of early stage of the industry in which the Resulting Issuer operates, it may face additional competition from new entrants. If the number of users of medical cannabis in Canada increases, and the legalization of adult-use cannabis is effective in October, 2018 as proposed, the demand for products will increase and the Resulting Issuer expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Resulting Issuer will require a continued high level of investment in research and development, marketing, sales and client support. The Resulting Issuer may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Resulting Issuer.

Dependence on Key Executives

The performance of the Resulting Issuer will depend heavily on its ability to retain the services of management and to recruit, motivate and retain further suitably skilled personnel. The loss of the services of key individuals may have an adverse effect on the business, operations, customer relationships and results.

Reliance on the Facility

The Resulting Issuer's activities and resources are focused on the Facility. The ACMPR Licence is specific to the Facility. Adverse changes or developments affecting the Facility, including but not limited to a breach of security, could have a material and adverse effect on the Resulting Issuer's business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada, could also have an impact on its ability to continue operating under the ACMPR Licence or the prospect of renewing the ACMPR Licence.

The Facility continues to operate with routine maintenance however the building does have components that require replacement or repair. The Resulting Issuer will bear the costs of maintenance and upkeep at the Facility. The Resulting Issuer's operations and financial performance may be adversely affected if it is unable to keep up with maintenance requirements.

Certain contemplated capital expenditures of the Resulting Issuer may require Health Canada approval. There is no guarantee that Health Canada will approve any contemplated expansion and/or renovation, which could adversely affect the business, financial condition and results of operations of the Resulting Issuer.

Breaches of Security at the Facility or in Respect of Electronic Documents and Data Storage and Risks Related to Breaches of Applicable Privacy Laws

Given the nature of Flowr’s product and its lack of legal availability outside of channels approved by the Government of Canada and the individual Canadian provinces, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of theft. Given that Flowr is permitted to store significant quantities of product as a Licensed Producer, a security breach at its Facility could expose Flowr to additional liability and to potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing Flowr’s products.

In addition, as a Licensed Producer, Flowr is expected to collect and store personal information about its clients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on Flowr’s business, financial condition and results of operations. Moreover, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the PIPEDA, protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If Flowr was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, financial condition and results of operations of Flowr.

Product Liability

As a distributor of products designed to be ingested by humans, the Resulting Issuer faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Resulting Issuer's products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Resulting Issuer's products alone or in combination with other medications or substances could occur. The Resulting Issuer may be subject to various product liability claims, including, among others, that the Resulting Issuer's products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claims or regulatory action against the Resulting Issuer could result in increased costs, could adversely affect the Resulting Issuer's reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Resulting Issuer. There can be no assurances that the Resulting Issuer will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Resulting Issuer's potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Resulting Issuer's products are recalled due to an alleged product defect or for any other reason, the Resulting Issuer could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Resulting Issuer may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Resulting Issuer has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. A recall for any of the foregoing reasons could lead to decreased demand for the Resulting Issuer's products and could have a material adverse effect on the results of operations and financial condition of the Resulting Issuer. Additionally, product recalls may lead to increased scrutiny of the Resulting Issuer's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Insurance and Uninsured Risks

The Resulting Issuer's business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although the Resulting Issuer maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Resulting Issuer may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Resulting Issuer is not generally available on acceptable terms. The Resulting Issuer might also become subject to liability for pollution or other hazards which may not be insured against or which the Resulting Issuer may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Resulting Issuer to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Proprietary Protection

The success of the Resulting Issuer’s business depends in part on its ability to protect its ideas and technology. The Resulting Issuer applied to register a number of patents and trademarks in Canada and elsewhere.

Even where Resulting Issuer has taken steps to protect its technology with trademarks, patents, copyrights or by other means, the Resulting Issuer is not assured that competitors will not develop similar technology, business methods or that the Resulting Issuer will be able to exercise its legal rights.

Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact the Resulting Issuer's ability to successfully grow the business.

Conflicts of Interest

Certain of the directors and officers of the Resulting Issuer are also directors and officers of other companies or are engaged and will continue to be engaged in activities that may put them in conflict with the business strategy of the Resulting Issuer. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. All decisions to be made by such directors and officers involving the Resulting Issuer are required to be made in accordance with their duties and obligations to act honestly and in good faith with a view to the best interests of the Resulting Issuer. In addition, such directors and officers are required to declare their interests in, and such directors are required to refrain from voting on, any matter in which they may have a material conflict of interest.

Constraints on Marketing Products

Flowr intends to develop brand/product differentiation strategies to retain and/or grow brand market share. The potential for success of these strategies is uncertain, dependent on various factors, and subject to various challenges.

The development of Flowr’s business and operating results may be hindered by applicable regulatory restrictions on sales and marketing activities. Currently, medical cannabis may not be advertised for sale and is only available for purchase pursuant to a physician’s order provided to a Licensed Producer. Due to the limited distribution of medical cannabis products directly to patients, minimal investment has been made in the advertising and marketing of products. However, under the proposed Cannabis Act, marketing and advertising for adult-use cannabis would be significantly limited. More specifically, the Cannabis Act is expected to prohibit the marketing and advertising of products to individuals less than 18 years of age or in forums in which such individuals may be present or exposed to such advertising or publicity. Accordingly, the regulatory environment in Canada limits Flowr’s ability to compete for market share in a manner similar to other industries.

If Flowr is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, Flowr’s business, financial condition and results of operations could be materially adversely affected by such restrictions on marketing and advertising of its products.

Control by Majority Shareholders

Following the Qualifying Transaction, the Resulting Issuer will not have control over who owns the Resulting Issuer Shares. A holder of a substantial amount of Resulting Issuer Shares may be able to exercise a controlling influence on the Resulting Issuer, which may affect the Resulting Issuer’s governance and operations. For so long as such shareholders maintain their interest in the Resulting Issuer, such shareholders may be able to exercise a controlling influence over the business and affairs and the Resulting Issuer, the selection of senior management, the acquisition or disposition of the Resulting Issuer’s assets, access to capital markets, the payment of dividends and any change of control of the Resulting Issuer, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for the Resulting Issuer Shares. In addition, a sale of Resulting Issuer Shares by such shareholders, or the perception of the market that a sale may occur, may adversely affect the market price of the Resulting Issuer Shares.

Future Sales of Resulting Issuer Shares by Existing Shareholders

Sales of a substantial number of Resulting Issuer Shares in the public market could occur at any time following, or in connection with, the completion of the Amalgamation. These sales, or the market perception that the holders of a large number of Resulting Issuer Shares intend to sell Resulting Issuer Shares, could reduce the market price of the Resulting Issuer Shares. Although the Resulting Issuer Shares of certain of the shareholders of Flowr will be subject to lock-up agreements imposed by the Agents of the Brokered Private Placement, the Agents may waive the provisions of these agreements and allow these shareholders to sell their Resulting Issuer Shares at any time. There are no pre-established conditions for the grant of such a waiver by the Agent, and any decision by them to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the Resulting Issuer Shares in the market and the Resulting Issuer’s financial condition at that time. If the restrictions in such lock-up agreements are waived, additional Resulting Issuer Shares will be available for sale into the public market, subject to applicable securities laws and stock exchange requirements, which could reduce the market price for the Resulting Issuer Shares. A decline in the market prices of the Resulting Issuer Shares could impair the Resulting Issuer’s ability to raise additional capital through the sale of securities should it desire to do so.

Use of Proceeds from the Private Placement

Flowr cannot specify with certainty the particular uses of the net proceeds it will receive from the Private Placement. The Resulting Issuer’s management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Information Concerning the Resulting Issuer – Estimated Available Funds And Principal Purposes”. Accordingly, a holder of Resulting Issuer Shares will have to rely upon the judgment of the Resulting Issuer’s management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. The Resulting Issuer’s management may spend a portion or all of the net proceeds from the Private Placement in ways that the Resulting Issuer’s shareholders may not desire, that may not yield a favourable return or that may not increase the value of the Resulting Issuer Shares. The failure by the Resulting Issuer’s management to apply such funds effectively could harm the Resulting Issuer’s business, financial condition and operations. Pending their use, the Resulting Issuer may invest the net proceeds from the Private Placement in a manner that does not produce income or that loses value.

Risks Inherent in an Agricultural Business

The Resulting Issuer's business involves the growing of cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although such growing is completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such production.

Environmental Regulation and Risks

The Resulting Issuer's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Resulting Issuer's operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Resulting Issuer's operations. To the extent such approvals are required and not obtained, the Resulting Issuer may be curtailed or prohibited from its production and/or distribution of cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Resulting Issuer may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Publication of Inaccurate or Unfavourable Research and Reports

Following the listing of the Resulting Issuer Shares, the trading market for the Resulting Issuer Shares will rely in part on the research and reports that securities analysts and other third parties choose to publish about the Resulting Issuer. The Resulting Issuer will not control these analysts or other third parties. The price of the Resulting Issuer Shares could decline if one or more securities analysts downgrade the Resulting Issuer Shares or if one or more securities analysts or other third parties publish inaccurate or unfavourable research about the Resulting Issuer or cease publishing reports about the Resulting Issuer. If one or more analysts cease coverage of the Resulting Issuer or fail to regularly publish reports on the Resulting Issuer, the Resulting Issuer could lose visibility in the financial markets, which in turn could cause the Resulting Issuer’s share price or trading volume to decline.

Unfavourable Publicity or Consumer Perception

The Resulting Issuer believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis distributed to such consumers. Consumer perception of the Resulting Issuer's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Resulting Issuer's products and the business, results of operations, financial condition and cash flows of the Resulting Issuer. The Resulting Issuer's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Resulting Issuer, the demand for the Resulting Issuer's products, and the business, results of operations, financial condition and cash flows of the Resulting Issuer. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Resulting Issuer's products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Share Price Volatility

The market price of the Resulting Issuer Shares may be subject to wide price fluctuations. The market price of the Resulting Issuer Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Resulting Issuer and its subsidiaries, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Resulting Issuer and its subsidiaries, general economic conditions, legislative changes, community support for the cannabis industry and other events and factors outside of the Resulting Issuer's control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Resulting Issuer Shares.

Transportation Disruptions

As a business revolving mainly around the growth of an agricultural product, the ability to obtain speedy, cost-effective and efficient transport services will be essential to the prolonged operations of the Resulting Issuer’s business. Should such transportation become unavailable for prolonged periods of time, there may be a material adverse effect on the Resulting Issuer’s business, financial situation, and operations.

Vulnerability to Rising Energy Costs

The Resulting Issuer's cannabis growing operations consume considerable energy, which make the Resulting Issuer vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely impact the business of the Resulting Issuer and its ability to operate profitably.

Reliance on Key Inputs

The Resulting Issuer's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Resulting Issuer. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Resulting Issuer.

Dependence on Suppliers and Skilled Labour

The ability of the Resulting Issuer to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Resulting Issuer will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Resulting Issuer's capital expenditure program may be significantly greater than anticipated by the Resulting Issuer's management, and may be greater than funds available to the Resulting Issuer, in which circumstance the Resulting issuer may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the financial results of the Resulting Issuer.

Difficulty to Forecast

The Resulting Issuer must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Resulting Issuer.

Need to Attract and Retain Qualified Personnel

The Resulting Issuer's success depends to a significant extent on its ability to identify, attract, hire, train and retain qualified personnel. Competition for such personnel may be intense and there can be no assurance that the Resulting Issuer will be successful in identifying, attracting, hiring and retaining such personnel in the future. If the Resulting Issuer is unable to identify, attract, hire and retain qualified personnel in the future, such inability could have a material adverse effect on its business, operating results and financial condition.

Litigation

The Resulting Issuer may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Resulting Issuer becomes involved be determined against the Resulting Issuer such a decision could adversely affect the Resulting Issuer's ability to continue operating and the market price for the Resulting Issuer Shares and could use significant resources. Even if the Resulting Issuer is involved in litigation and wins, litigation can redirect significant resources.

Dividends

The Resulting Issuer has no earnings or dividend record, and does not anticipate paying any dividends on the Resulting Issuer Shares in the foreseeable future. Dividends paid by the Resulting Issuer would be subject to tax and, potentially, withholdings for non-residents of Canada.

Limited Market for Securities

Upon Completion of the Transaction, the Resulting Issuer Shares will be listed on the Exchange, however, there can be no assurance that an active and liquid market for the Resulting Issuer Shares will develop or be maintained and an investor may find it difficult to resell any securities of the Corporation.

GENERAL MATTERS

Sponsorship

On September 12, 2018, the Exchange granted an exemption from applicable sponsorship requirements.

Relationships

Flowr entered into an Agency Agreement with Needle and the Agents dated August 28, 2018. Pursuant to the Agency Agreement, on closing of the Brokered Private Placement, the Agents received Flowr Broker Warrants equal to 3% of the total proceeds raised from the sale of Flowr Subscription Receipts under the Brokered Private Placement; reduced to 1.5% in respect of sales to the subscribers as part of the Non- Brokered Private Placement. A total of 441,720 Flowr Broker Warrants were issued to the Agents on closing of the Brokered Private Placement. The Agents also received a cash commission from Flowr equal to 6% of the aggregate gross proceeds of the Brokered Private Placement; reduced to 3% for the aggregate gross proceeds of the Non-Brokered Private Placement, and reduced to 1% on the Lead Investor. A total of $140,000 in expenses was paid to the Agents by Flowr on closing of the Brokered Private Placement and a further $973,443 cash commission is payable by Flowr, 50% of which has been to the Agents and 50% of which is being held in escrow and will be paid to the Agents on the Escrow Release Date.

Experts

Opinions

MNP LLP, Chartered Professional Accountants, prepared the Auditors' Report for the Corporation for the year ended June 30, 2017. MNP LLP, Chartered Professional Accountants are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

MNP LLP, Chartered Professional Accountants prepared the Auditors' Report for Flowr for the year ended December 31, 2017. MNP LLP, Chartered Professional Accountants are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants Ontario.

Interests of Experts

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Filing Statement or as having prepared or certified a report or valuation described or included in this Filing Statement holds any beneficial interest, direct or indirect, in any securities or property of the Corporation, Flowr, the Resulting Issuer or an Associate or Affiliate of the foregoing.

Other Material Facts

There are no other material facts about the Corporation, Flowr, the Resulting Issuer or the Transaction that are not elsewhere disclosed herein and which are necessary in order for this Filing Statement to contain full, true and plain disclosure of all material facts relating to the Corporation, Flowr and the Resulting Issuer, assuming the Completion of the Transaction.

Board Approval

The contents and the filing of this Filing Statement have been approved by the board of directors of each of the Corporation and Flowr. Where information contained in this Filing Statement rests particularly within the knowledge of a person other than the Corporation, the Corporation has relied upon information furnished by such person.

ACKNOWLEDGEMENT - PERSONAL INFORMATION

“Personal Information” means any information about an identifiable individual, and includes information contained in any Items in the attached filing statement/information circular that are analogous to Items 4.2, 11, 12.1, 15, 17.2, 18.2, 23, 24, 26, 31.3, 32, 33, 34, 35, 36, 37, 38, 40 and 41 of Form 3B2 of the TSXV, as applicable.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)	the disclosure of Personal Information by the undersigned to the Exchange pursuant to this Filing Statement; and

(b)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B Form 3B2 or as otherwise identified by the Exchange, from time to time.

THE FLOWR CORPORATION		THE NEEDLE CAPITAL CORP.

Per:	“Alexander Dann”	Per:	“Daniel Lanskey”
	Alexander Dann		Daniel Lanksey
	Chief Financial Officer		President, Chief Executive Officer and Chief
Financial Officer

CERTIFICATE OF THE NEEDLE CAPITAL CORP.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of The Needle Capital Corp. assuming Completion of the Qualifying Transaction.

“Daniel Lanskey”	“Daniel Lanskey”
Daniel Lanskey	Daniel Lanskey
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD

“Douglas Osrow”	“Robb McNaughton”
Douglas Osrow	Robb McNaughton
Director	Director

CERTIFICATE OF THE FLOWR CORPORATION

The foregoing, as it relates to The Flowr Corporation constitutes full, true and plain disclosure of all material facts relating to the securities of The Flowr Corporation.

“Thomas Flow”	“Alexander Dann”
Thomas Flow	Alexander Dann
President, Chief Executive Officer and	Chief Financial Officer
Director

ON BEHALF OF THE BOARD

“Steven Klein”	“David Miller”
Steven Klein	David Miller
Director	Director

SCHEDULE “A” FINANCIAL STATEMENTS OF NEEDLE FOR THE YEAR ENDED JUNE 30, 2017

(SEE ATTACHED)

The Needle Capital Corp.
(A Capital Pool Corporation)
Financial Statements
For the period from June 1, 2016 (date of incorporation) to June 30, 2017
(expressed in Canadian dollars)

Independent Auditors' Report

To the Directors of The Needle Capital Corp.:

We have audited the accompanying financial statements of The Needle Capital Corp., which comprise the statement of financial position as at June 30, 2017, and the statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the period from June 1, 2016 (date of incorporation) to June 30, 2017 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of The Needle Capital Corp. as at June 30, 2017 and its financial performance and its cash flows for the period from June 1, 2016 (date of incorporation) to June 30, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants
Calgary, Alberta	Licensed Public Accountants
August 29, 2017

The Needle Capital Corp.
Statement of Financial Position
As at June 30, 2017

Assets
Current
Cash (Note 5)	$176,369
Deferred financing costs (Note 6)	56,500
Total assets	$232,869

Liabilities
Current
Accounts payable and accruals	$29,500

Shareholders' Equity
Share capital (Note 7)	$210,000
Deficit	(6,631)
Total shareholders’ equity	203,369
Total liabilities and shareholders’ equity	$232,869

Subsequent event (Note 11)

Approved on behalf of the Board

“Douglas Osrow”	“Robb McNaughton”
Director	Director

The accompanying notes are an integral part of these financial statements

The Needle Capital Corp.
Statement of Loss and Comprehensive Loss
For the period from June 1, 2016 (date of incorporation) to June 30, 2017

Expenses
Filing and communication fees	$6,631
Net loss and comprehensive loss	$6,631
Loss per share (Note 7(i))	-

The accompanying notes are an integral part of these financial statements

The Needle Capital Corp.
Statement of Changes in Shareholders’ Equity
For the period from June 1, 2016 (date of incorporation) to June 30, 2017

	Share		Shareholders’
	Capital	Deficit	Equity
	($)	($)	($)
As at June 1, 2016	-	-	-
Share issuance (Note 7)	210,000	(6,631)	203,369
As at June 30, 2017	210,000	(6,631)	203,369

The accompanying notes are an integral part of these financial statements

The Needle Capital Corp.
Statement of Cash Flows
For the period from June 1, 2016 (date of incorporation) to June 30, 2017

Cash provided by the following activities:
Operating activities
Net loss	$(6,631)
Change in non-cash working capital:
Accounts payable and accruals	$29,500
Deferred financing costs	(56,500)
Cash flows used in operating activities	(33,631)
Financing activities
Issuance of commons shares (Note 7)	$210,000
Cash flows provided by financing activities	210,000
Increase in cash resources	176,369
Cash resources, beginning of period	-
Cash resources, end of period	$176,369

The accompanying notes are an integral part of these financial statements

The Needle Capital Corp.
Notes to the Financial Statements
For the period from June 1, 2016 (date of incorporation) to June 30, 2017

1.	Incorporation and operations

The Needle Capital Corp. (the "Company") was incorporated on June 1, 2016 by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta). The Company is classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The principal business of the Company is to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein by completing a purchase transaction, by exercising of an option or by any concomitant transaction. The purpose of such an acquisition is to satisfy the related conditions of a qualifying transaction under the Exchange rules.

The head office and registered office of the Company is located at 1900, 520 – 3rd Street SW, Calgary, Alberta.

Where an acquisition or participation is warranted, additional funding may be required. The ability of the Company to fund its potential future operations and commitments is dependent upon the ability of the Company to obtain additional financing.

There is no assurance that the Company will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the Company's shares from trading.

2.	Basis of preparation

Statement of compliance

The financial statements for the period from June 1, 2016 (date of incorporation) to June 30, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in effect for the fiscal period beginning June 1, 2016.

These were authorized for issue in accordance with a resolution of the directors on August 29, 2017.

Basis of measurement

These financial statements are stated in Canadian dollars and were prepared on a going concern basis, under the historical cost convention.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where estimates are significant to the financial statements are disclosed in Note 4.

3.	Significant accounting policies

Cash

Cash consists of the proceeds generated on the issuance of common shares, which is being held in trust by legal counsel for the Company.

The Needle Capital Corp.
Notes to the Financial Statements
For the period from June 1, 2016 (date of incorporation) to June 30, 2017

3.	Significant accounting policies (continued)

Deferred financing costs

Financing costs related to the Company’s proposed financing are recorded as deferred financing costs. These costs will be deferred until the financing is completed, at which time the costs will be charged against the proceeds received. If the financing does not close, the costs will be charged to operations.

Share-based payments

The Company applies a fair value based method of accounting to all share-based payments. Employee and director stock options are measured at their fair value of each tranche on the grant date and recognized over its respective vesting period. Non-employee stock options are measured based on the service provided to the reporting date and at their then-current fair values. The cost of stock options is presented as share-based payment expense when applicable. On the exercise of stock options share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based payments.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on differences between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Non-derivative financial instruments

Non-derivative financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs.

The Needle Capital Corp.
Notes to the Financial Statements
For the period from June 1, 2016 (date of incorporation) to June 30, 2017

3.	Significant accounting policies (continued)

Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method. The Company does not have any financial instruments in this category.

Financial assets at fair value through profit or loss

An instrument is measured at fair value through profit or loss if it is held-for-trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance the Company's documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Cash is included in this category.

Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. Accounts payable and accruals are included in this category.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Impairment of financial assets

Financial assets are assessed at each reporting date in order to determine whether objective evidence exists that the assets are impaired as a result of one or more events which have had a negative effect on the estimated future cash flows of the asset.

If there is objective evidence that a financial asset has become impaired, the amount of the impairment loss is calculated as the difference between its carrying amount and the present value of the estimated future cash flows from the asset discounted at its original effective interest rate. Impairment losses are recorded in earnings. If the amount of the impairment loss decreases in a subsequent period and the decrease can be objectively related to an event occurring after the impairment was recognized, the impairment loss is reversed up to the original carrying value of the asset. Any reversal is recognized in earnings.

Accounting standards issued but not yet applied

The Company has reviewed amendments to accounting pronouncements that have been issued but are not yet effective, and determined that the following may have a future impact on the Company.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes requirements for recognition and measurement, impairment, de-recognition and general hedge accounting. IFRS 9 is effective for annual period beginning on or after January 1, 2018.

The Needle Capital Corp.
Notes to the Financial Statements
For the period from June 1, 2016 (date of incorporation) to June 30, 2017

3.	Significant accounting policies (continued)

IFRS 15 Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board (“IASB”) issued IFRS 15 Revenue from Contracts with Customers which specifies how and when an entity will recognize revenue as well as requiring entities to provide users of financial statements with more informative, relevant disclosures. IFRS 15 is effective for annual period beginning on or after January 1, 2018.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces the previous leases standard, IAS 17 Leases. IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Lessors continue to classify leases as operating leases or finance leases, and account for those two types of leases differently. IFRS 16 is effective for periods beginning on or after January 1, 2019.

The Company is currently assessing and quantifying the effect of the impact of adoption of these standards.

4.	Significant accounting estimates and assumptions

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

Estimates

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are:

Fair value of financial instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Judgements

The key areas of judgment that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are:

Taxes

The Company recognizes deferred tax assets to the extent that it is probable that future taxable profits will be available to utilize the Company’s deductible temporary differences which are based on management’s judgement on the degree of future taxable profits. To the extent that future taxable profits differ significantly from the estimates impacts the amount of the deferred tax assets management judges is probable.

The Needle Capital Corp.
Notes to the Financial Statements
For the period from June 1, 2016 (date of incorporation) to June 30, 2017

4.	Significant accounting estimates and assumptions (continued)

Financial instruments

The Company is required to classify its various financial instruments into certain categories for the financial instruments’ initial and subsequent measurement. This classification is based on management’s judgement as to the purpose of the financial instrument and to which category is most applicable.

Stock options

The Company records stock-based payments based on management’s judgement of the expected exercise date of options which is impacted by the timing of completion of the Qualifying Transaction.

5.	Cash

The proceeds raised from the issuance of share capital may only be used to identify and evaluate assets or businesses for future investment, with the exception that not more than the lesser of 30% of the gross proceeds and $210,000 may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions may apply until completion of a Qualifying Transaction by the Company as defined under the policies of the Exchange.

6.	Deferred financing costs

Deferred financing costs, consisting of professional and agency fees, are incurred for the public offering. They will be charged against share capital upon the issuance of shares or written off if the public offering is not completed.

7.	Share capital

Authorized:

Unlimited number of Common Shares, without nominal or par value

Unlimited number of non-voting Preferred shares issuable in series

Issued: Common Shares

	Number of
	Shares	$
At incorporation	-	-
Issued for cash (i)	4,200,000	210,000
As at June 30, 2017	4,200,000	210,000

(i)

The Company issued 4,200,000 Common Shares to directors of the Company at a price of $0.05 per share. All 4,200,000 Common Shares are subject to an escrow agreement. These 4,200,000 Common Shares, which are considered contingently issuable until the Company completes a Qualifying Transaction, are not considered to be outstanding for the purpose of the loss per share calculation.

Escrow

The Company has issued 4,200,000 Common Shares subject to an escrow agreement whereby 10% of the shares will be released upon completion and approval of the Company’s qualifying transaction. An additional 15% of the escrowed Common shares will be released on each six month anniversary thereafter unless otherwise permitted by the Exchange. Common Shares issued upon the exercise of options held by officers and directors are subject to the same escrow conditions. Common Shares issued upon the exercise of the Agent’s options are restricted such that only 50% of the issued shares on exercise of such options may be sold prior to the Company completing a qualifying transaction.

The Needle Capital Corp.
Notes to the Financial Statements
For the period from June 1, 2016 (date of incorporation) to June 30, 2017

7.	Share capital (continued)

Share-based payments

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants to the Company, non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed 10% of the issued and outstanding Common Shares. However, other than in connection with a Qualifying Transaction, during the time that the Company is a CPC, the aggregate number of Common Shares issuable upon exercise of all options granted under the Option Plan shall not exceed 10% of the Common Shares of the Company issued and outstanding at the closing of the Company's initial public offering. Such options will be exercisable for a period of up to five years from the date of grant. No options have been issued under the plan as at June 30, 2017.

8.	Income taxes

A statutory tax rate of 27% is applicable to the Company. As at June 30, 2017, the Company has approximately $18,000 of a non-capital loss carryforward balance that will commence to expire in 2037 if not utilized and an non-deducted financing fees balance of approximately $45,000. No deferred tax assets have been recognized for these deferred tax assets.

9.	Capital disclosures

The Company’s capital consists of share capital. The Company’s objective for managing capital is to maintain sufficient capital to identify, evaluate and complete an acquisition or other transaction as disclosed in Note 1.

The Company sets the amount of capital in relation to risk and manages the capital structure and makes adjustments to it in light of changes to economic conditions and the risk characteristics of the underlying assets.

The Company’s objectives when managing capital are:

i.	to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and,

ii.	to maintain investor, creditor and market confidence in order to sustain the future development of the business.

The Company is not subject to any externally or internally imposed capital requirements at period-end.

10.	Financial instruments

The Company, as part of its operations, carries financial instruments consisting of cash and accounts payable and accruals. It is management's opinion that the Company is not exposed to significant credit, interest, or currency risks arising from these financial instruments except as otherwise disclosed.

The Needle Capital Corp.
Notes to the Financial Statements
For the period from June 1, 2016 (date of incorporation) to June 30, 2017

10.	Financial instruments (continued)

Fair value

Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act. The Company classifies the fair value of the financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1:	Fair value measurements are those derived from quoted prices (unadjusted) in the active market for identical assets or liabilities.

Level 2:	Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices).

Level 3:	Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The fair value of cash is determined on level 1 inputs. The carrying amount of cash and account payable and accruals approximates its fair value due to the short-term maturities of these items.

Credit Risk

Credit risk is the risk of loss associated with the counterparty's inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2017, the Company had a cash balance of $176,369 to settle liabilities of $29,500.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. The Company has no market risks.

11.	Subsequent event

The Company filed a prospectus dated June 16, 2017 with the securities regulatory authorities in the provinces of Alberta, Saskatchewan and British Columbia, and pursuant to an Agency Agreement dated June 16, 2017 (the "Agency Agreement") between the Company and Industrial Alliance Securities Inc. (the "Agent"), is offering 3,000,000 Common Shares at $0.10 (the “Offering”) per share to the public for total estimated proceeds of $300,000 (before transaction costs).

Pursuant to the Agency Agreement, the Agent will be granted an option to purchase up to 300,000 Common Shares equal to 10% offered securities sold at a price of $0.10 per Agent’s Share, and expiring 24 months from the date of the Company’s shares are listed on the TSX Venture Exchange (the “Exchange”). In addition, and subject to regulatory approval, the Company also intends to grant Share Options to purchase an aggregate of 720,000 Common Shares to directors and officers under the Company’s share option plan, which would be exercisable at $0.10 per Common Share for a period of 5 years from the date of grant.

The Company will pay the Agent a cash commission equal to 10%, or $30,000, of the gross proceeds of the Offering, a corporate finance fee of $10,000 and reasonable expenses for which a $10,000 retainer will be provided. Including the corporate finance fee, Agent’s commission, additional professional, listing and filing fees to complete the Offering, cash issue costs are estimated to be $115,250, including deferred financing costs currently recorded in the Statement of Financial Position.

SCHEDULE “B” MANAGEMENT’S DISCUSSION AND ANALYSIS OF NEEDLE FOR THE YEAR
ENDED JUNE 30, 2017

(SEE ATTACHED)

The Needle Capital Corp.
Management Discussion and Analysis
For the Year Ended June 30, 2017

FORM 51-102F1

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the Corporation’s financial statements and notes thereto for the year ended June 30, 2017. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

This MD&A was prepared by management of The Needle Capital Corp. (“the Corporation”), and was approved by the Board of Directors on August 29, 2017. All amounts are in Canadian dollars unless otherwise stated.

Forward-Looking Statements

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, used by any of the Corporation’s management, are intended to identify forward-looking statements. Such statements reflect the Corporation’s forecasts, estimates and expectations, as they relate to the Corporation’s current views based on their experience and expertise with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. There can be no assurance that it will be completed as proposed or at all. The Corporation does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments unless required by law.

Description of the Business

The Corporation was incorporated under the Business Corporations Act (Alberta) on June 1, 2016 with the intent to being classified as a Capital Pool Company as defined in Policy 2.4 of the TSX Venture Exchange (the “Exchange”) corporate finance manual. The Corporation has no assets other than cash and sales tax recoveries. The Corporation proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to regulatory and, if required, shareholders’ approval.

The Corporation operates from its primary office in Calgary, Alberta, Canada. Its registered head office is located at 1900, 520 3rd Avenue S.W., Calgary, Alberta T2P 0R3.

Selected Financial Information

The Corporation was incorporated under the Business Corporation Act (Alberta) on June 1, 2016 and June 30 is the date of its fiscal year end.

The following selected financial data is derived from the financial statements of the Corporation prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards applicable to the preparation of interim financial statements, including IAS 34.

2

The Needle Capital Corp.
Management Discussion and Analysis
For the Year Ended June 30, 2017

Selected Statement of Financial Position Data

As at June 30, 2017
Net working capital	$203,369
Total current assets	$232,869
Total current liabilities	$29,500
Total shareholders’ equity	$203,369

Selected Statement of Operations Data

Year Ended
June 30, 2017
Expenses	$6,631
Net loss for the period	$(6,631)

The Corporation does not have any operations and will not conduct any business other than the identification and evaluation of business and assets for potential acquisition.

During the year ended June 30, 2017, the Corporation recorded a net loss of $6,631 consisting of filing and communication fees.

Liquidity, Capital Resources, and Outlook

As at June 30, 2017, the Corporation had working capital of $203,369 and $176,369 in cash. Management believes that it has sufficient cash to meet its ongoing obligations and its objective of completing a Qualifying Transaction. However, additional equity or debt financing may be required to complete a Qualifying Transaction.

There can be no assurance that the Corporation will be able to obtain adequate financing to complete a Qualifying Transaction.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at June 30, 2017.

Critical Accounting Estimates and Policies

The Corporation’s significant accounting policies and the adoption of new accounting policies are disclosed in the unaudited financial statements for the year ended June 30, 2017.

Financial Instruments and Other Instruments

The Corporation’s financial instruments consist of cash and accounts payable and accruals. It is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values, as applicable.

3

The Needle Capital Corp.
Management Discussion and Analysis
For the Year Ended June 30, 2017

Disclosure of Outstanding Share Data

As at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities previously issued by the Corporation:

	Authorized	Outstanding
Voting or equity securities issued and outstanding	Unlimited Common Shares	4,200,000 Common Shares

Preferred Shares	Unlimited Preferred Shares	Nil

Risks and Uncertainties

The Corporation has a limited history of existence. There can be no assurance that a Qualifying Transaction will be completed. Equity or debt financing may be required to complete a Qualifying Transaction. There can be no assurance that the Corporation will be able to obtain adequate financing to continue. The securities of the Corporation should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Corporation's securities:

(a)	until completion of a Qualifying Transaction, the Corporation is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions;

(b)	the Corporation has had no business activity and has not acquired any material assets since its incorporation other than cash;

(c)	the Corporation does not have a history of earnings, nor has it paid any dividends and will not generate earnings or pay dividends until at least after the completion of the Qualifying Transaction;

(d)

the Corporation has only limited funds with which to identify and evaluate potential Qualifying Transactions and there can be no assurance that the Corporation will be able to identify a suitable Qualifying Transaction;

(e)	even if a proposed Qualifying Transaction is identified, there can be no assurance that the Corporation will be able to successfully complete the transaction;

(f)

the Qualifying Transaction may be financed in all or part by the issuance of additional securities by the Corporation and this may result in further dilution to the investor, which dilution may be significant and which may also result in a change of control of the Corporation;

(g)	there can be no assurance that an active and liquid market for the common shares will develop and an investor may find it difficult to resell its common shares;

4

The Needle Capital Corp.
Management Discussion and Analysis
For the Year Ended June 30, 2017

(h)

if the Corporation fails to complete a Qualifying Transaction within 24 months of listing, the TSX Venture Exchange could suspend or delist the common shares of the Corporation and an interim cease trade order may be issued against the Corporation’s securities by an applicable securities commission if its common shares are suspended from trading on or delisted from the TSX Venture Exchange or otherwise; and

(i)

the Corporation competes with many Capital Pool Companies that are seeking suitable Qualifying Transactions. In addition, other Capital Pool Companies may have substantially greater financial and technical resources than the Corporation.

Other Information

The policies of the TSX Venture Exchange prohibit Capital Pool Companies from carrying on formal investor relations activities. Corporate communications and investor inquiries are handled by the Directors of the Corporation. Additional information about the Corporation is available on SEDAR at www.sedar.com.

Subsequent Event

The Company filed a prospectus dated June 16, 2017 with the securities regulatory authorities in the provinces of Alberta, Saskatchewan and British Columbia, and pursuant to an Agency Agreement dated June 16, 2017 (the "Agency Agreement") between the Company and Industrial Alliance Securities Inc. (the "Agent"), is offering 3,000,000 Common Shares at $0.10 (the “Offering”) per share to the public for total estimated proceeds of $300,000 (before transaction costs).

Pursuant to the Agency Agreement, the Agent will be granted an option to purchase up to 300,000 Common Shares equal to 10% offered securities sold at a price of $0.10 per Agent’s Share, and expiring 24 months from the date of the Company’s shares are listed on the TSX Venture Exchange (the “Exchange”). In addition, and subject to regulatory approval, the Company also intends to grant Share Options to purchase an aggregate of 720,000 Common Shares to directors and officers under the Company’s share option plan, which would be exercisable at $0.10 per Common Share for a period of 5 years from the date of grant.

The Company will pay the Agent a cash commission equal to 10%, or $30,000, of the gross proceeds of the Offering, a corporate finance fee of $10,000 and reasonable expenses for which a $10,000 retainer will be provided. Including the corporate finance fee, Agent’s commission, additional professional, listing and filing fees to complete the Offering, cash issue costs are estimated to be $115,250, including deferred financing costs currently recorded in the Statement of Financial Position.

5

SCHEDULE “C” FINANCIAL STATEMENTS OF NEEDLE FOR THE INTERIM PERIOD ENDED
MARCH 31, 2018

(SEE ATTACHED)

The Needle Capital Corp.
(A Capital Pool Corporation)
Condensed Interim Financial Statements
For the three and nine months ended March 31, 2018
(expressed in Canadian dollars)
(Unaudited)

The Needle Capital Corp.
Condensed Interim Statement of Financial Position
As at:

	March 31,	June 30,
	2018	2017
	(Unaudited)	(Audited)

Assets
Current
Cash	$326,532	$176,369
Deferred financing costs (Note 4)	-	56,500
Total assets	$326,532	$232,869

Liabilities
Current
Accounts payable and accruals	$3,500	$29,500

Shareholders' Equity
Share capital (Note 4)	$385,600	$210,000
Contributed surplus	74,000	-
Deficit	(136,568)	(6,631)
Total shareholders’ equity	$323,032	$203,369
Total liabilities and shareholders’ equity	$326,532	$232,869

Letter of intent (Note 8)

Approved on behalf of the Board

Signed “Daniel Lanskey”	Signed “Robb McNaughton”
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements

The Needle Capital Corp.
Condensed Interim Statement of Loss and Comprehensive Loss
For the three and nine months ended March 31,
(Unaudited)

	Three months	Three months	Nine months	Nine months
	ended March	ended March	ended March	ended March
	31, 2018	31, 2017	31, 2018	31, 2017
Expenses				-
Professional fees	$9,257	-	21,495	-
Stock-based compensation (Note 4)	-	-	57,000	-
Filing and communication fees	25,928	-	51,442	-
Net loss and comprehensive loss	$35,185	-	129,937	-

Loss per share	(0.01)	-	(0.06)	-

Weighted average number of shares – basic and diluted (Note 4)	3,000,000	-	2,135,036	-

The accompanying notes are an integral part of these condensed interim financial statements

The Needle Capital Corp.
Condensed Interim Statement of Changes in Shareholders’ Equity
(Unaudited)

	Share	Contributed		Shareholders’
	Capital	Surplus	Deficit	Equity
	($)	($)	($)	($)
As at June 30, 2016	-	-	-	-
Share issuance	209,660	-	-	209,660
As at March 31, 2017	209,660	-	-	209,660
As at June 30, 2017	210,000	-	(6,631)	203,369
Share issuance (Note 4)	300,000	-	-	300,000
Share issue costs (Note 4)	(124,400)	-	-	(124,400)
Agent warrants (Note 4)	-	17,000	-	17,000
Option issuance (Note 4)	-	57,000	-	57,000
Net loss for the period	-	-	(129,937)	(129,937)
As at March 31, 2018	385,600	74,000	(136,568)	323,032

The accompanying notes are an integral part of these condensed interim financial statements

The Needle Capital Corp.
Condensed Interim Statement of Cash Flows
For the nine months ended March 31,
(unaudited)

	2018	2017
Cash provided by the following activities:
Operating activities
Net loss	$(129,937)	-
Stock-based compensation	57,000	-
Change in non-cash working capital:		-
Deferred financing costs	-	(32,250)
Accounts payable and accruals	$(26,000)	6,000
Cash flows used in operating activities	(98,937)	(26,250)
Financing activities
Issuance of common shares, net of issue costs (Note 4)	$249,100	210,000
Cash flows provided by financing activities	249,100	210,000
Increase in cash resources	150,163	183,750
Cash resources, beginning of period	176,369	-
Cash resources, end of period	$326,531	183,750

The accompanying notes are an integral part of these condensed interim financial statements

The Needle Capital Corp.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended March 31, 2018
(Unaudited)

1.	Incorporation and operations

The Needle Capital Corp. (the "Company") was incorporated on June 1, 2016 by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta). The Company is classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The principal business of the Company is to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein by completing a purchase transaction, by exercising of an option or by any concomitant transaction. The purpose of such an acquisition is to satisfy the related conditions of a qualifying transaction under the Exchange rules.

The head office and registered office of the Company is located at 1900, 520 – 3rd Street SW, Calgary, Alberta.

The Company issued 4,200,000 common shares for an amount of $210,000 and on June 16, 2017 the Company’s prospectus for an Initial Public Offering (“IPO”) of the Company’s common shares was receipted by the regulatory authorities. The IPO closed on September 15, 2017 and a total of 3,000,000 common shares were issued at a price of $0.10 per common share. The Company’s shares commenced trading on September 15, 2017 under the symbol NEDL.P.

Where an acquisition or participation is warranted, additional funding may be required. The ability of the Company to fund its potential future operations and commitments is dependent upon the ability of the Company to obtain additional financing.

There is no assurance that the Company will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the Company's shares from trading.

2.	Basis of preparation

Statement of compliance

The condensed interim financial statements for the three and nine month periods ended March 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), including IAS 34 Interim Financial Reporting. These condensed interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the Company’s June 30, 2017 annual audited financial statements.

These condensed interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors on May 30, 2018.

Basis of measurement

These condensed interim financial statements are stated in Canadian dollars, its functional currency and were prepared on a going concern basis, under the historical cost convention.

The Needle Capital Corp.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended March 31, 2018
(Unaudited)

3.	Significant accounting policies

These condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as the financial statements for the year ended June 30, 2017.

Significant accounting estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

Estimates

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are:

Fair value of financial instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Judgements

The key areas of judgment that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are:

Taxes

The Company recognizes deferred tax assets to the extent that it is probable that future taxable profits will be available to utilize the Company’s deductible temporary differences which are based on management’s judgement on the degree of future taxable profits. To the extent that future taxable profits differ significantly from the estimates impacts the amount of the deferred tax assets management judges is probable.

Financial instruments

The Company is required to classify its various financial instruments into certain categories for the financial instruments’ initial and subsequent measurement. This classification is based on management’s judgement as to the purpose of the financial instrument and to which category is most applicable.

Stock options

The Company records stock-based payments based on management’s judgement of highly subjective assumptions including the expected exercise date of options, which is impacted by the timing of completion of the Qualifying Transaction, and price volatility.

The Needle Capital Corp.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended March 31, 2018
(Unaudited)

4.	Share capital

Authorized:

Unlimited number of Common Shares, without nominal or par value

Unlimited number of non-voting Preferred shares issuable in series

Issued: Common Shares

	Number of
	Shares	$
As at June 30, 2017(i)	4,200,000	210,000
Issued for cash (ii)	3,000,000	300,000
Share issue costs	-	(124,400)
As at March 31, 2018	7,200,000	385,600

(i)

The Company issued 4,200,000 Common Shares to directors of the Company at a price of $0.05 per share. All 4,200,000 Common Shares are subject to an escrow agreement. These 4,200,000 Common Shares, which are considered contingently issuable until the Company completes a Qualifying Transaction, are not considered to be outstanding for the purpose of the loss per share calculation.

(ii)

During the period ended December 31, 2017, the Company completed its initial public offering and raised gross proceeds of $300,000 through the issuance of 3,000,000 Common Shares at a price of $0.10 per share. Included in share issuance costs is $56,500 relating to the June 30, 2017 deferred costs balance.

The Company granted warrants to the agent (the “Agent’s Warrants”) which entitles the Agent to purchase in aggregate up to 300,000 Common Shares at an exercise price $0.10 per Common Share. The Agent’s Warrants will expire 24 months from the date the Common Shares were listed on the Exchange. The Agent also received a cash commission equal to 10% of the gross proceeds of the Offering, a corporate finance fee of $10,000 and was reimbursed for its legal fees and reasonable expenses. The value of the Agent Warrants is $17,000 as determined by the Black-Scholes option pricing model, and has been recorded as share issue costs.

Escrow

The Company has issued 4,200,000 Common Shares subject to an escrow agreement whereby 10% of the shares will be released upon completion and approval of the Company’s qualifying transaction. An additional 15% of the escrowed Common shares will be released on each six month anniversary thereafter unless otherwise permitted by the Exchange. Common Shares issued upon the exercise of options held by officers and directors are subject to the same escrow conditions. Common Shares issued upon the exercise of the Agent’s options are restricted such that only 50% of the issued shares on exercise of such options may be sold prior to the Company completing a qualifying transaction.

Share-based payments

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants to the Company, non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed 10% of the issued and outstanding Common Shares. However, other than in connection with a Qualifying Transaction, during the time that the Company is a CPC, the aggregate number of Common Shares issuable upon exercise of all options granted under the Option Plan shall not exceed 10% of the Common Shares of the Company issued and outstanding at the closing of the Company's initial public offering. Such options will be exercisable for a period of up to five years from the date of grant and vest immediately.

The Needle Capital Corp.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended March 31, 2018
(Unaudited)

4.	Share capital (continued)

		Weighted average
	Number of options	exercise price
Options	(#)	($)
As at June 30, 2017	-	-
Issued to directors and officers	720,000	0.10
As at March 31, 2018	720,000	0.10

	Number	Weighted average
	of warrants	exercise price
Warrants	(#)	($)
As at June 30, 2017	-	-
Issued to agents	300,000	0.10
As at March 31, 2018	300,000	0.10

The Black-Scholes option pricing model was used to estimate the fair value of options and warrants on the date of grant using the following assumptions:

		Risk-
		free		Expected
		interest	Expected	dividend	Expected	Forfeiture
	Expiry	rate	life	yield	volatility	Rate
	(year)	(%)	(years)	(%)	(%)	(%)

Options	2022	1.80	5.0	0.0	110	0.0

Agent warrants	2019	0.58	2.0	0.0	110	0.0

The fair value of the options granted to directors and officers of $57,000 is included in share-based payment expense on the statement of loss and comprehensive loss.

5.	Related party transactions

Key management compensation during the nine months ended March 31, 2018 was $57,000 (2017 - $nil).

During the nine months ended March 31, 2018 the Company incurred approximately $83,200 in legal fees for services in relation to the IPO and other general matters provided by a law firm whose partner is a director of the Company. As at March 31, 2018 $nil is owing to this law firm.

Transactions with related parties are incurred in the normal course of business.

6.	Capital disclosures

The Company’s capital consists of share capital. The Company’s objective for managing capital is to maintain sufficient capital to identify, evaluate and complete an acquisition or other transaction as disclosed in Note 1.

The Company sets the amount of capital in relation to risk and manages the capital structure and makes adjustments to it in light of changes to economic conditions and the risk characteristics of the underlying assets.

The Needle Capital Corp.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended March 31, 2018
(Unaudited)

6.	Capital disclosures (continued)

The Company’s objectives when managing capital are:

i.	to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and,

ii.	to maintain investor, creditor and market confidence in order to sustain the future development of the business.

The Company is not subject to any externally or internally imposed capital requirements at period-end.

7.	Financial instruments

The Company, as part of its operations, carries financial instruments consisting of cash and accounts payable and accruals. It is management's opinion that the Company is not exposed to significant credit, interest, or currency risks arising from these financial instruments except as otherwise disclosed.

Fair value

Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act. The Company classifies the fair value of the financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1:	Fair value measurements are those derived from quoted prices (unadjusted) in the active market for identical assets or liabilities.

Level 2:	Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices).

Level 3:	Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The fair value of cash is determined on level 1 inputs. The carrying amount of cash and account payable and accruals approximates its fair value due to the short-term maturities of these items.

Credit Risk

Credit risk is the risk of loss associated with the counterparty's inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2018, the Company had a cash balance of $326,532 to settle liabilities of $3,500.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. The Company has no market risks.

The Needle Capital Corp.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended March 31, 2018
(Unaudited)

8.	Letter of intent

During the period ended March 31, 2018, the Company signed a letter of intent (“LOI”) in respect of a proposed business combination with an unrelated party (“Target Co.”) (the “Transaction”) and brokered private placement.

Pursuant to the Transaction, the Company and Target Co. will complete a plan of arrangement, amalgamation, three-corner amalgamation or alternative structure to be determined. It is anticipated that the Company’s common shares will be issued to the shareholders of the Target Co. on a basis of one common share of the Company for every one common share of Target Co. outstanding. The effect of the Transaction will be a reverse take over of the Company by Target Co.

As part of the Transaction, it is anticipated that Target Co will complete a private placement of its common shares for gross proceeds of not less than $5,000,000 and up to $25,000,000.

The Transaction is subject to TSX Venture and other regulatory approvals.

SCHEDULE “D” MANAGEMENT’S DISCUSSION AND ANALYSIS OF NEEDLE FOR THE INTERIM
PERIOD ENDED MARCH 31, 2018

(SEE ATTACHED)

The Needle Capital Corp.
Management Discussion and Analysis
Three and Nine Months Ended March 31, 2018

FORM 51-102F1

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the Corporation’s financial statements and notes thereto for the nine months ended March 31, 2018. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

This MD&A was prepared by management of The Needle Capital Corp. (“the Corporation”), and was approved by the Board of Directors on May 30, 2018. All amounts are in Canadian dollars unless otherwise stated.

Forward-Looking Statements

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, used by any of the Corporation’s management, are intended to identify forward-looking statements. Such statements reflect the Corporation’s forecasts, estimates and expectations, as they relate to the Corporation’s current views based on their experience and expertise with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. There can be no assurance that it will be completed as proposed or at all. The Corporation does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments unless required by law.

Description of the Business

The Corporation was incorporated under the Business Corporations Act (Alberta) on June 1, 2016 with the intent to being classified as a Capital Pool Company as defined in Policy 2.4 of the TSX Venture Exchange (the “Exchange”) corporate finance manual. The Corporation has no assets other than cash and sales tax recoveries. The Corporation proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to regulatory and, if required, shareholders’ approval.

The Corporation operates from its primary office in Calgary, Alberta, Canada. Its registered head office is located at 1900, 520 3rd Avenue S.W., Calgary, Alberta T2P 0R3.

Selected Financial Information

The Corporation was incorporated under the Business Corporation Act (Alberta) on June 1, 2016 and June 30 is the date of its fiscal year end.

The following selected financial data is derived from the financial statements of the Corporation prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards applicable to the preparation of interim financial statements, including IAS 34.

2

The Needle Capital Corp.
Management Discussion and Analysis
For the three and nine months ended March 31, 2018

Selected Statement of Financial Position Data

	As at March	As at June
	31, 2018	30, 2017
Net working capital	$323,032	$203,369
Total current assets	$326,532	$232,869
Total current liabilities	$3,500	$29,500
Total shareholders’ equity	$323,032	$203,369

Selected Statement of Operations Data

	Three Months Ended	Nine Months Ended
	March 31, 2018	December 31, 2018
Expenses	$35,186	$129,937
Net loss for the period	$(35,186)	$(129,937)

The Corporation does not have any operations and will not conduct any business other than the identification and evaluation of business and assets for potential acquisition.

During the nine months ended March 31, 2018, the Corporation recorded a net loss of $129,937 consisting of professional fees, filing and communication fees, and stock based compensation.

Liquidity, Capital Resources, and Outlook

As at March 31, 2018, the Corporation had working capital of $323,032 and $326,532 in cash. Management believes that it has sufficient cash to meet its ongoing obligations and its objective of completing a Qualifying Transaction. However, additional equity or debt financing may be required to complete a Qualifying Transaction.

There can be no assurance that the Corporation will be able to obtain adequate financing to complete a Qualifying Transaction.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at March 31, 2018.

Critical Accounting Estimates and Policies

The Corporation’s significant accounting policies and any adoption of new accounting policies are disclosed in the unaudited financial statements for the period ended March 31, 2018.

Financial Instruments and Other Instruments

The Corporation’s financial instruments consist of cash and accounts payable and accruals. It is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values, as applicable.

3

The Needle Capital Corp.
Management Discussion and Analysis
For the three and nine months ended March 31, 2018

Disclosure of Outstanding Share Data

As at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities previously issued by the Corporation:

	Authorized	Outstanding

Voting or equity securities issued and outstanding	Unlimited Common Shares	7,200,000 Common Shares

Preferred Shares	Unlimited Preferred Shares	Nil

Securities convertible or exercisable into voting or equity securities – stock options	Directors’ and officers’ stock options to acquire up to 10% of the issued and outstanding common shares	Directors’ and officers’ stock options to acquire up to 720,000 common shares at an exercise price of $0.10 per common share

	Agent’s options to acquire up to 10% of the common shares issued in connection with the initial public offering	Agent’s options to acquire up to 300,000 common shares at an exercise price of $0.10 per common share

Voting or equity securities issuable on conversion or exchange of outstanding securities	as above	as above

Related party transactions

Key management compensation during the nine months ended March 31, 2018 was $nil (2016 - $nil) other than the grant of stock options.

Transactions with related parties are incurred in the normal course of business.

Risks and Uncertainties

The Corporation has a limited history of existence. There can be no assurance that a Qualifying Transaction will be completed. Equity or debt financing may be required to complete a Qualifying Transaction. There can be no assurance that the Corporation will be able to obtain adequate financing to continue. The securities of the Corporation should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Corporation's securities:

4

The Needle Capital Corp.
Management Discussion and Analysis
For the three and nine months ended March 31, 2018

(a)	until completion of a Qualifying Transaction, the Corporation is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions;

(b)	the Corporation has had no business activity and has not acquired any material assets since its incorporation other than cash;

(c)	the Corporation does not have a history of earnings, nor has it paid any dividends and will not generate earnings or pay dividends until at least after the completion of the Qualifying Transaction;

(d)

the Corporation has only limited funds with which to identify and evaluate potential Qualifying Transactions and there can be no assurance that the Corporation will be able to identify a suitable Qualifying Transaction;

(e)	even if a proposed Qualifying Transaction is identified, there can be no assurance that the Corporation will be able to successfully complete the transaction;

(f)

the Qualifying Transaction may be financed in all or part by the issuance of additional securities by the Corporation and this may result in further dilution to the investor, which dilution may be significant and which may also result in a change of control of the Corporation;

(g)	there can be no assurance that an active and liquid market for the common shares will develop and an investor may find it difficult to resell its common shares;

(h)

if the Corporation fails to complete a Qualifying Transaction within 24 months of listing, the TSX Venture Exchange could suspend or delist the common shares of the Corporation and an interim cease trade order may be issued against the Corporation’s securities by an applicable securities commission if its common shares are suspended from trading on or delisted from the TSX Venture Exchange or otherwise; and

(i)

the Corporation competes with many Capital Pool Companies that are seeking suitable Qualifying Transactions. In addition, other Capital Pool Companies may have substantially greater financial and technical resources than the Corporation.

Other Information

The policies of the TSX Venture Exchange prohibit Capital Pool Companies from carrying on formal investor relations activities. Corporate communications and investor inquiries are handled by the Directors of the Corporation. Additional information about the Corporation is available on SEDAR at www.sedar.com.

Letter of Intent

The Company signed a letter of intent (“LOI”) in respect of a proposed business combination with an unrelated party (“Target Co.”) (the “Transaction”) and brokered private placement.

Pursuant to the Transaction, the Company and Target Co. will complete a plan of arrangement, amalgamation, three-corner amalgamation or alternative structure to be determined. It is anticipated that the Company's common shares will be issued to the shareholders of the Target Co. on a basis of one common share of the Company for every one common share of Target Co. outstanding. The effect of the Transaction will be a reverse take over of the Company by Target Co.

5

The Needle Capital Corp.
Management Discussion and Analysis
For the three and nine months ended March 31, 2018

As part of the Transaction, it is anticipated that Target Co. will complete a private placement of its common shares for gross proceeds of not less than $5,000,000 and up to $25,000,000.

The Transaction is subject to TSX Venture and other regulatory approvals.

6

SCHEDULE “E” FINANCIAL STATEMENTS OF FLOWR FOR THE YEAR ENDED DECEMBER 31, 2017

(SEE ATTACHED)

Consolidated Financial Statements

For the year ended December 31, 2017 and period from
formation on November 2, 2016 to December 31, 2016
(in Canadian dollars)

Independent Auditors' Report

To the Shareholders of The Flowr Corporation:

We have audited the accompanying consolidated financial statements of The Flowr Corporation, which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of loss, changes in shareholders' equity and cash flows for the year ended December 31, 2017 and for the period from formation on November 2, 2016 to December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in II material respects, the financial position of The Flowr Corporation as at December 31, 2017 and 2016 and its financial performance and its cash flows for the year ended December 31, 2017 and for the period from formation on November 2, 2016 to December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 2.1(d) to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about The Flowr Corporation's ability to continue as a going concern.

Mississauga, Ontario	Chartered Professional Accountants

July 24, 2018	Licensed Public Accountants

CONSOLIDATED STATEMENTS OF F INANCIAL POSITION
As at December 31, 2017 and 2016
(in Canadian dollars)

		December 31,	December 31,
		2017	2016
ASSETS	Notes
Current Assets
Cash and cash equivalents		7,749,699	1,115,354
Amounts receivable	4	797,545	16,808
Prepaids and other receivables	5, 11	152,013	50,434
Loan receivable	11	25,000	-
		8,724,257	1,182,596

Non-Current Assets
Investments at fair value	6	335,571	-
Property, plant & equipment	7	9,279,237	-
Intangible assets	8	3,112,803	3,175,164
Advances	9	50,000	-
		12,777,611	3,175,164
TOTAL ASSETS		21,501,868	4,357,760

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	10, 11	1,928,898	36,787
Due to related parties	11	27,562	371,975
TOTAL LIABILITIES		1,956,460	408,762

SHAREHOLDERS' EQUITY
Share capital	16	18,116,920	-
Partnership interest		-	1,692,010
Contributed surplus	13	601,536	-
Deficit		(1,131,266)	-
Equity attributable to common shareholders of the Company		17,587,190	1,692,010
Non-controlling interests		1,958,218	2,256,988
TOTAL EQUITY		19,545,408	3,948,998
TOTAL LIABILITIES AND EQUITY		21,501,868	4,357,760

The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board of Directors

“Thomas Flow” (signed)	Director	“Steve Klein” (signed)	Director

CONSOLIDATED STATEMENTS OF LOSS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars,expect per share amounts )

		2017	2016
	Notes
Cost of sales
Production costs		258,038	-
Gross loss		(258,038)	-

Selling and marketing		29,400	-
General and administrative	11	2,259,145	435,351
Share-based compensation	13	601,536	-
Other (income) expense	14	(342,784)	23
Loss before income taxes		(2,805,335)	(435,374)

Deferred income tax expense	15	-	-

Net loss		(2,805,335)	(435,374)

Net loss attributable to:
Common shareholders of the Company		(1,908,684)	(220,496)
Non-controlling interests		(896,651)	(214,878)
Net loss		(2,805,335)	(435,374)

Loss per share attributable to common shareholders of the Company
-Basic	17	(0.05)	(0.01)
-Diluted	17	(0.05)	(0.01)

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars)

		2017	2016
	Notes
OPERATING ACTIVITIES
Loss before income taxes		(2,805,335)	(435,374)
Items not affecting cash and other adjustments	18	345,295	182
Changes in non-cash working capital	18	(136,291)	334,875
		-	-
Cash used in operating activities		(2,596,331)	(100,317)

INVESTING ACTIVITIES
Advance paid for private company investment	9	(50,000)	-
Acquisition of Cannatech Plant Systems net of cash acquired ($2,486)	3	-	(2,534,318)
Loan advances		(25,000)	-
Expenditures on property, plant and equipment		(8,040,595)	-
Expenditures on intangible assets		(16,307)	-
Cash used in investing activities		(8,131,902)	(2,534,318)

FINANCING ACTIVITIES
Proceeds from shares issued	16	13,748,032	-
Share issuance costs	16	(134,791)	-
Capital contributions to Partnership	2.1(c))	3,750,000	3,750,012
Interest paid		(663)	(23)
		-	-
Cash provided from financing activities		17,362,578	3,749,989

Increase in cash and cash equivalents		6,634,345	1,115,354
Cash and cash equivalents, beginning of year		1,115,354	-
Cash and cash equivalents, end of year		7,749,699	1,115,354

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars,expect for number of shares )

							Non-
			Number of	Share	Partnership	Contributed	controlling
			shares	Capital	Interest	Surplus	interest	Deficit	Total
	Notes
Balance at November 2, 2016			-	-	-	-	-	-	-

Contributions into Partnership			-	-	1,912,506	-	1,837,506	-	3,750,012

Non-controlling interest attributable to Flowr Okanagan	3		-	-	-	-	634,360	-	634,360

Net loss			-	-	(220,496)	-	(214,878)	-	(435,374)

Balance at December 31, 2016			-	-	1,692,010	-	2,256,988	-	3,948,998

Net loss for 11 months ended November 30, 2017			-	-	(777,418)	-	(757,732)	-	(1,535,150)

Contributions into Partnership as of November 30, 2017			-	-	1,912,495	-	1,837,505	-	3,750,000

Transfer of Partnership Interest to Flowr - the Reorganization	2.1	(c)	35,775,000	2,827,087	(2,827,087)	-	-	-	-

Issuance of shares per 20% acquisition of Flowr Okanagan	3		10,000,000	1,239,624	-	-	(1,239,624)	-	-

Equity financing Dec 2017, net of share issue costs of $134,791	16		14,185,000	14,050,209	-	-	-	-	14,050,209

Share-based compensation	13		-	-	-	601,536	-	-	601,536

Net loss for 1 month ended December 31, 2017			-	-	-	-	(138,919)	(1,131,266)	(1,270,185)

Balance at December 31, 2017			59,960,000	18,116,920	-	601,536	1,958,218	(1,131,266)	19,545,408

The accompanying notes are an integral part of the consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

1.	CORPORATE INFORMATION

The Flowr Corporation (“Flowr”), formerly FlowCo Services LP and FlowCo Investments LP (collectively “FlowCo”), is a private Canadian based, cannabis cultivation company incorporated under the Business Corporations Act (Ontario) on October 25, 2017. The address of Flowr’s registered office is 100 Allstate Parkway, Suite 201, Markham, Ontario, L3R 6H3. The principal activities of Flowr is the production of medical cannabis as regulated by Access to Cannabis for Medical Purposes Regulations (“ACMPR”), with a focus on the natural science of cannabis. In December 2017, through its subsidiary The Flowr Group (Okanagan) Inc. (“Flowr Okanagan”), formerly Cannatech Plant Systems Inc., Flowr received its license from Health Canada to operate as a licensed producer, under the provisions of ACMPR.

On December 1, 2017 FlowCo – legal entities under common control, completed a corporate reorganization (the “Reorganization”). Prior to the Reorganization, Flowr and a new subsidiary called The Flowr Canada Holdings ULC (“Flowr ULC”) were incorporated. As a result of the Reorganization all assets and liabilities held in FlowCo including its 80% ownership of Flowr Okanagan were rolled over into the ULC and a resulting non-controlling interest in the Flowr ULC was established. (Note 2.1(c)) .

As at December 31, 2017, Flowr’s consolidated financial statements includes Flowr and its subsidiary companies (collectively, the “Company”). Flowr’s principal subsidiaries include, a 57.6% ownership of Flowr ULC, which owns, 100% of Flowr Okanagan.

2.1	BASIS OF PREPARATION

(a)	Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved by the Board of Directors on July 18, 2018.

(b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments (note 2.2) that are measured at fair value.

(c)	Corporate reorganization

On December 1, 2016, 80% of the outstanding shares of Cannatech Plant Systems Inc. were acquired by FlowCo (note 3). On December 1, 2017, FIowCo completed a Reorganization, where by the net assets of each FlowCo LP entity were rolled over into Flowr ULC in exchange for 35,775,000 common shares and 44,100,000 class A preferred shares of Flowr ULC. The holders of the 35,775,000 Flowr ULC common shares were immediately exchanged for 35,775,000 common shares in Flowr. The Flowr ULC class A preferred shares provide the shareholder with a right to exchange these shares for class B shares of Flowr at any point in time. As this right was not exercised as a part of the reorganization, a 49.1% non-controlling interest in Flowr ULC was established on the close of the Reorganization.

Concurrently, Flowr acquired the remaining 20% ownership of Cannatech Plant Systems Inc. in exchange for 10,000,000 common shares of Flowr. The 20% ownership interest was then acquired by Flowr ULC from Flowr in exchange for shares of Flowr ULC, resulting in Flowr ULC owning a 100% interest in Cannatech Plant Systems Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

2.1	BASIS OF PRESENTATION (CONTINUED)

The consolidated financial statements are prepared under the name of The Flowr Corporation based on the post-reorganization structure as of December 31, 2017. These financial statements are a continuation of the consolidated financial statements of FlowCo which had a comparable period end of December 31, 2016. As a result, the comparative figures for the period ended December 31, 2016 presented are those of FlowCo, adjusted to reflect the non-controlling interest position as of December 1, 2017, the closing date of the Re-organization.

(d)	Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue in the normal course of operations is dependent on its ability to raise equity financing and on the ability of its subsidiary to successfully obtain their license to sell medical cannabis. There are no assurances that the Company will be successful in achieving these goals. These circumstances cast significant doubt on the Company’s ability to continue as going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

(e)	Basis of consolidation

Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The Company uses the acquisition method of accounting to account for business combinations. The fair value of the acquisition of a subsidiary is based on the fair value of the assets acquired, the liabilities assumed, and the fair value of the consideration. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the acquisition date. The excess, if any, of the consideration over the fair value of the identifiable net assets acquired is recorded as goodwill.

For acquisitions that do not meet the definition of a business under IFRS, the Company follows International Accounting Standard (“IAS”) 16 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired.

Subsidiaries are fully consolidated from the date on which control is acquired by the Company and they are deconsolidated from the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies. All inter-company balances, revenues and expenses and earnings and losses resulting from inter-company transactions are eliminated on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company’s equity. Non-controlling interests consist of the non-controlling interests on the date of the original acquisition plus the non-controlling interests’ share of changes in equity since the date of acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

2.1	BASIS OF PRESENTATION (CONTINUED)

(f)	Critical accounting estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

The significant areas of estimation and/or judgment considered by management in preparing the consolidated financial statements include, but are not limited to:

•	property, plant and equipment (note 2.2(c));
•	intangible assets (note 2.2(d));
•	impairment of long lived assets (note 2.2(e));
•	fair value of certain financial instruments (note 2.2(f));
•	share based compensation (note 2.2(k));
•	deferred income tax assets and liabilities (note 2.2(l)).

(g)	Presentation and functional currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company.

2.2	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and cash equivalents comprise cash deposits and/or other highly rated and liquid securities with an original maturity of less than three months.

(b)	Foreign currency

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated at the exchange rates on the dates that their fair values are determined. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated at the exchange rates on the dates of the transactions. Income and expense items are translated at the exchange rate on the dates of the transactions. Exchange gains and losses resulting from the translation of these amounts are included in net loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of property, plant and equipment comprises its purchase price or construction cost, any costs directly attributable to bringing it to a working condition for its intended use. The purchase price or construction cost is the aggregate amount of cash consideration paid and the fair value of any other consideration given to acquire the asset. Where an item of property, plant and equipment is comprised of significant components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Depreciation

For all property, plant and equipment, depreciation is based on the estimated useful life of the asset on a straight-line basis starting from the date it is available for use.

The estimated useful lives for the current and comparative years are as follows:

Asset Category	Estimated useful life
(Years)

Leasehold improvements	Term of TFGOK facility lease
Production equipment	5-10 years
Mechanical equipment	5-10 years
Electrical equipment	5-10 years
Office equipment and furniture	5 years
Computer and IT equipment	3-5 years

Construction-in-progress includes property, plant and equipment in the course of construction and is carried at cost less any recognized impairment charge. These assets are reclassified to the appropriate category of property, plant and equipment and depreciation of these assets commences when they are completed and ready for their intended use.

An item of property, plant and equipment, including any significant part initially recognized, is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in net loss when the asset is derecognized.

The residual values, useful lives and methods of depreciation of all assets are reviewed at each financial year end and are adjusted prospectively, if appropriate. Significant judgment is involved in the determination of estimated residual values and useful lives and no assurance can be given that actual residual values and useful lives will not differ significantly from current estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Intangible assets

Intangible assets include costs related to obtaining Health Canada licenses. Intangible assets acquired separately are measured upon initial recognition at cost, which comprises the purchase price plus any costs directly attributable to the preparation of the asset for its intended use. Intangible assets acquired through business combinations or asset acquisitions are initially recognized at fair value as at the date of acquisition. Subsequent to initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment charges.

All intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Estimated useful life
Asset Category	(Years)

Health Canada license	Term of TFGOK facility lease
Software	3 years

Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the intangible assets require the use of estimates and assumptions and are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense attributable to an intangible asset is recognized in the consolidated statements of loss in the expense category consistent with the function of the intangible asset.

The gain or loss arising from the derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in net loss when the asset is derecognized.

(e)	Impairment of long- lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. Events or changes in circumstances which may indicate impairment include: a significant change to the Company’s operations, significant decline in performance, or a change in market conditions which adversely affect the Company.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

2.2	S IGNIFICANT A CCOUNTING POLICIES (CONTINUED)

(f)	Financial assets and liabilities

Financial assets

Non-derivative financial assets within the scope of IAS 39, Financial Instruments: Recognition & Measurement, are classified as “financial assets at fair value through profit or loss”, “loans and receivables”, or “available-for-sale financial assets”, as appropriate. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Where the fair values of financial assets recorded on the consolidated statements of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if management intends to sell the financial assets in the short term. Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in other expense (income) in the consolidated statements of loss. The Company’s investment in Plant Properties Corp. (“Plant Properties”) warrants are classified as financial assets at fair value through profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These include cash and cash equivalents, accounts receivables and loans receivable. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (“EIR”) method less any impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest income in the consolidated statements of loss. The losses arising from impairment, if any, are recognized as finance cost.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

After initial measurement, available-for-sale investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss. When the investment is sold or impaired, the cumulative gain or loss is removed from accumulated other comprehensive income or loss and recognized in other income or expense in the consolidated statements of loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

2.2	S IGNIFICANT A CCOUNTING POLICIES (CONTINUED)

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company transfers substantially all the risks and rewards of ownership of the asset.

Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and the loss has an impact on the estimated cash flows of the financial asset or group of assets that can be reliably estimated.

For financial assets carried at amortized cost, the Company considers evidence of impairment at both a specific asset and collective level. Objective evidence could include the default or delinquency of a debtor or restructuring of an amount due to the Company on terms that the Company would not consider otherwise. All individually significant financial assets are assessed for specific impairment. Financial assets that are not individually significant are collectively assessed for impairment by grouping together financial assets with similar risk characteristics. If there is objective evidence that an impairment charge has been incurred, the amount of the charge is recognized in the consolidated statements of loss and is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, excluding future credit losses that have not yet been incurred. If, in a subsequent period, the estimated impairment charge decreases because of an event, any reversal would be credited to net loss.

For available-for-sale investments, the Company assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its original cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment charge on that investment previously recognized in net loss, is removed from accumulated other comprehensive income (loss) and recognized in other expense (income) in the consolidated statements of loss. Impairment charges on equity investments are not reversed through net loss; and increases in their fair value after impairment are recognized directly in other comprehensive income (loss).

The assessment for impairment in respect of available-for-sale investments requires judgment, where management evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost; and the financial health of and short-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

2.2	S IGNIFICANT A CCOUNTING POLICIES (CONTINUED)

Financial liabilities

Financial liabilities within the scope of IAS 39 are classified as “financial liabilities at fair value through profit or loss”, or “other financial liabilities”. The Company’s financial liabilities include trade and other payables and loans and borrowings.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, net of directly attributable transaction costs.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities are classified as held for trading if management intends to settle the financial liabilities in the short term. Financial liabilities at fair value through profit or loss are carried at fair value with changes in fair value recognized in other expense (income) in the consolidated statements of loss.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance cost in the consolidated statements of loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gains or losses reported in other expense (income) in the consolidated statements of loss.

(g)	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Changes in the underlying assumptions could materially impact the Company’s investments at fair value through profit or loss. Further details on measurement of the fair values of financial instruments are provided in note 6.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

2.2	S IGNIFICANT A CCOUNTING POLICIES (CONTINUED)

(h)	Provisions and contingencies

General

Provisions are recognized when: a) the Company has a present obligation (legal or constructive) as a result of a past event; and b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax discount rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision as a result of the passage of time is recognized in finance cost in the consolidated statements of loss.

A contingent liability is not recognized in the case where no reliable estimate can be made; however, disclosure is required unless the possibility of an outflow of resources embodying economic benefits is remote. By its nature, a contingent liability will only be resolved when one or more future events occur or fail to occur. The assessment of a contingent liability inherently involves the exercise of significant judgment and estimates of the outcome of future events.

(i)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the agreement on the inception date.

Finance leases

Finance leases which transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company as a lessee, are capitalized at the inception of the lease at the fair value of the leased asset, or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the lease liability. Finance charges are recognized in finance cost in the consolidated statements of loss.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the term of the lease. As of December 31, 2017, the Company did not have any finance leases.

Operating leases

Leases that do not transfer substantially all the risks and rewards incidental to ownership to the Company as a lessee are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statements of loss on a straight-line basis over the lease term.

(j)	Research and development

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred. To date, no development costs have been capitalized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

2.2	S IGNIFICANT A CCOUNTING POLICIES (CONTINUED)

(k)	Share -based compensation

The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Stock options are measured on the date of grant by reference to the fair value determined using a Black-Scholes valuation model, further details of which are given in note 13. The value is recognized as share-based compensation expense in the consolidated statements of loss and an increase to contributed surplus in the consolidated statements of changes in shareholders’ equity over the period in which the performance and/or service conditions are fulfilled.

For share-based payments granted to non-employees the compensation expense is measured at the fair value of the good and services received except where the fair value cannot be estimated in which case it is measured at the fair value of the equity instruments granted.

Consideration paid by employees or non-employees on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from contributed surplus to share capital.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(l)	Income taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities on the taxable loss or income for the period. The tax rates and tax laws used to compute the amount are those enacted or substantively enacted by the end of the reporting period.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred income tax is provided using the balance sheet method on temporary differences on the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable income will be generated in future periods to utilize these deductible temporary differences.

The following temporary differences do not result in deferred income tax assets or liabilities:

•	The initial recognition of assets or liabilities, not arising from a business combination, that does not affect accounting or taxable profit;
•	Initial recognition of goodwill, if any; and
•	Investments in subsidiaries, associates and jointly controlled entities where the timing of the reversal of temporary differences can be controlled and reversal in the foreseeable future is not probable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

2.2	S IGNIFICANT A CCOUNTING POLICIES (CONTINUED)

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient future taxable income will be generated to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will be generated to allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be in effect in the period when the asset is expected to be realized or the liability is expected to be settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and liabilities are offset if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Judgment is required in determining whether deferred income tax assets and liabilities are recognized on the consolidated statements of financial position. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate future taxable income in order to utilize the deferred income tax assets. Estimates of future taxable income are based on forecasted cash flows from operations or other activities. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded on the reporting date could be impacted.

(m)	Earnings per share

Basic earnings per share is computed by dividing the net earnings available to common shareholders by the weighted average number of shares outstanding during the reporting period.

Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. The number of additional shares for inclusion in diluted earnings per share is determined using the treasury stock method, whereby stock options and warrants, whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised at the beginning of the period with proceeds based on the average market price for the period. The incremental number of common shares issued under stock options is included in the calculation of diluted earnings per share.

2.3	N EW STANDARDS NOT YET ADOPTED

The following new standards are not yet effective for the year ending December 31, 2017 and have not been applied when preparing these consolidated financial statements.

The Company is planning to adopt IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers, effective January 1, 2018.

The Company’s assessment of the impact of these new standards is set out below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

2.3	N EW STANDARDS NOT YET ADOPTED (CONTINUED)

IFRS 9, Financial Instruments

IFRS 9, published in July 2014, replaces IAS 39. IFRS 9 introduces new requirements for the classification, measurement and impairment of financial assets and hedge accounting. It establishes two primary measurement categories for financial assets: (i) amortized cost and (ii) fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories. IFRS 9 also introduces a new model for the impairment of financial assets and requires an economic relationship between the hedged item and hedging instrument.

While the Company has not finalized its detailed assessment of the classification and measurement of financial assets, equity investments currently classified as available-for-sale financial assets are expected to satisfy the conditions for classification as an asset that is fair valued through other comprehensive income or loss. Gains and losses in respect of these investments are recognized in other comprehensive income or loss, are not transferred to the consolidated statements of loss upon disposition and are not subject to impairment assessments. Equity instruments currently measured at fair value with any resulting gains or losses recognized through profit or loss would likely continue to be measured on the same basis under IFRS 9. Accordingly, the Company does not expect the new standard to have a significant impact on the classification and measurement of its financial assets.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, issued in May 2014, establishes the principles that an entity shall apply to report the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 will also result in enhanced revenue disclosures, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple-element arrangements. IFRS 15 is based on the general principle that revenue is recognized when control of a good or service transfers to a customer rather than when the significant risks and rewards of ownership are transferred as is the case under IAS 18.

The Company has not generated any revenues to date and is not currently impacted by the new standard.

IFRS 16, Leases

IFRS 16, issued in January 2017, replaces IAS 17, Leases. IFRS 16 results in most leases being reported on the balance sheet for lessees, eliminating the distinction between a finance lease and an operating lease. The standard is expected to impact the accounting for the Company’s operating leases, which are currently reflected in the consolidated statements of loss and in the Company’s disclosure in respect of future commitments. Under IFRS 16, all operating leases, except for short term and low value leases, are expected to be accounted for as finance leases. As a result, the leased assets and the associated obligations are recognized in the consolidated statements of financial position. The leased assets will be depreciated over the shorter of the estimated useful life of the asset and the lease term. The lease payments are apportioned between finance charges and a reduction of the lease liability. The current operating lease expense will be replaced with a depreciation charge on the leased assets and a finance charge on the lease liability, which are in aggregate expected to result in a higher total periodic expense in the earlier periods of the lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for companies that also adopt IFRS 15. The Company is currently assessing whether to adopt IFRS 16 before its mandatory date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

3.	SIGNIFICANT TRANSACTIONS

On December 1, 2016, the Company acquired an 80% ownership in Cannatech Plant Systems Inc., now called The Flowr Group (Okanagan) Inc. (“Flowr Okanagan”). Under IFRS, this acquisition did not meet the definition of a business, and therefore was accounted for as an asset acquisition.

The following table summarizes the consideration paid on acquisition of Flowr Okanagan, the fair value of assets acquired, liabilities assumed and the non-controlling interest at the date of acquisition.

Asset acquisition costs
Cash and cash equivalents	2,400,000
Add: transaction costs	136,804
Total asset acquisition costs	2,536,804
Recognized amounts of identifiable net assets acquired:
Cash and cash equivalents	2,486
Prepaid expenses	10,540
Intangible assets	23,574
Accounts payable and accrued liabilities	(17,185)
Total identifiable net assets	19,415
Intangible asset - Health Canada license application	3,151,590
Non-controlling interest	(634,201)
Total net assets acquired	2,536,804

The fair value of the non-controlling interest in Flowr Okanagan, was estimated based on the amount of total cash paid and acquisition costs incurred for the acquisition of an 80% equity interest in Flowr Okanagan.

On December 1, 2017, through the Reorganization (Note 2.1(c)) , the Company acquired the remaining 20% ownership in Flowr Okanagan in exchange for 10,000,000 common shares of Flowr. As this does not result in a change of control, the acquired assets and liabilities remain at their carrying values. The fair value of consideration paid was comparable to the carrying value of the assets acquired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

4.	AMOUNTS RECEIVABLE

	December 31,	December 31,
	2017	2016
Amounts receivable	41,386	-
GST HST recoverable	268,991	16,808
Subscription receivable (note 16)	487,168	-
	797,545	16,808

5.	PREPAIDS AND OTHER CURRENT ASSETS

	December 31,	December 31,
	2017	2016

Prepaid expenses	56,122	10,540
Due from related parties (note 11)	95,891	39,894
	152,013	50,434

6.	FINANCIAL INSTRUMENTS

Set out below is a comparison, by category, of the carrying amounts of the Company’s financial instruments that are recognized in the consolidated statements of financial position:

The carrying values of all the financial assets and liabilities approximate their fair values as at December 31, 2017 and 2016.

		Carrying Amount
	Financial instrument	December	December
	classification	31, 2017	31, 2016

Financial assets
Cash	Loans and receivables	7,749,699	1,115,354
Amounts receivable (note 4)	Loans and receivables	797,545	16,808
Loan receivable	Loans and receivables	25,000	-
Plant Properties warrants (a)	Held for trading	335,571	-

Financial liabilities
Accounts payable and accrued liabilities (note 10)	Other financial liabilities	1,928,898	36,787
Due to related parties	Other financial liabilities	27,562	371,975

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

6 .	FINANCIAL INSTRUMENTS (CONTINUED)

(a)	Plant Properties warrants

As at December 31, 2017, the Company held 1,500,000 warrants in Plant Properties. Each warrant is exercisable into one common share of Plant Properties any time prior to June 13, 2019, at an exercise price of $0.50 per common share. Plant properties has two directors in common with Flowr.

As Plant Properties is unlisted, the fair value of the warrants was estimated using the Black-Scholes pricing model. The expected volatility is estimated based on volatilities of comparable publicly traded companies. The inputs used in the measurement of the fair value at the time the warrants were granted and subsequently re-measured were as follows:

December 31,
2017
Plant Properties warrants
Risk free interest rate	0.91% - 1.66%
Expected exercise period in years	1.45 -2
Expected volatility	97%
Dividends per share	-

The fair value of the Plant Properties warrants was included in investments at fair value in the consolidated statements of financial position.

For the year ended December 31, 2017, the Company recognized an unrealized gain on the Plant Properties warrants of $207,194 in other expense (income) (note 14) in the consolidated statements of loss.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: based on quoted (unadjusted) prices in active markets for identical assets or liabilities;
•	Level 2: based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
•	Level 3: based on inputs which have a significant effect on fair value that are not observable from market data.

The Plant Properties warrants have been classified as Level 3 in the fair value hierarchy as at December 31, 2017.

During the years ended December 31, 2017 and 2016, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

6.	FINANCIAL INSTRUMENTS (CONTINUED)

The following table reconciles level 3 fair value measurements from November 2, 2016 to December 31, 2017:

	December 31,	December 31,
	2017	2016
Balance at beginning of year	-	-
Grant date fair value included in net loss (note 14)	128,377
Unrealized gains included in net loss (note 14)	207,194	-
Balance at end of year	335,571	-

7.	PROPERTY, PLANT AND EQUIPMENT

	Balance as at		Balance as at
	January 1,		December 31,
	2017	Additions	2017

Cost:
Land	-	1,380,500	1,380,500
Leasehold improvements	-	2,577,059	2,577,059
Construction-in-progress	-	998,657	998,657
Production equipment	-	271,072	271,072
Mechanical equipment	-	2,909,727	2,909,727
Electrical equipment	-	1,067,794	1,067,794
Office equipment and furniture	-	25,173	25,173
Computer and IT equipment	-	49,255	49,255
Balance as at December 31, 2017	-	9,279,237	9,279,237

Accumulated depreciation
Leasehold improvements	-	-	-
Production equipment	-	-	-
Mechanical equipment	-	-	-
Electrical equipment	-	-	-
Office equipment and furniture	-	-	-
Computer and IT equipment	-	-	-
Balance as at December 31, 2017	-	-	-

Net book value December 31, 2017	-	-	9,279,237

As the majority of property plant, and equipment additions were acquired in December or became available for use in 2018, no depreciation was recognized during the year ended December 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

8.	INTANGIBLE ASSETS

	Balance as at		Balance as at
	January 1,		December 31,
	2017	Additions	2017

Cost:
Software	-	15,507	15,507
License	3,175,164	800	3,175,964
Balance as at December 31, 2017	3,175,164	16,307	3,191,471

Accumulated depreciation:
Software	-	-	-
License	-	78,668	78,668
Balance as at December 31, 2017	-	78,668	78,668

Net book value December 31, 2017	3,175,164		3,112,803

	Balance as at		Balance as at
	January 1,		December 31,
	2016	Additions	2017

Cost:
License (note 3)	-	3,175,164	3,175,164
Balance as at December 31, 2016	-	3,175,164	3,175,164

Accumulated depreciation:
License	-	-	-
Balance as at December 31, 2016	-	-	-

Net book value December 31, 2016	-	-	3,175,164

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

9.	OTHER LONG- TERM ASSETS

Other long-term assets consist of a $50,000 advance payment made to Inplanta Biotechnology (“Inplanta”), to acquire shares.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2017	2016
Accounts payable	1,638,256	30,717
Accrued liabilities	290,642	6,070
	1,928,898	36,787

11.	RELATED PARTY TRANSACTIONS

Included in prepaid expenses and other assets is $95,891 (2016- $39,894) in amounts due from a corporation, whose principal is also a shareholder, director and officer of the Company in relation to reimbursable expenses.

Included in loan receivable is an interest-bearing loan receivable for $25,000 issued to a shareholder and employee of Company. The loan bears interest at a rate of 1% per annum.

Included in other current liabilities is a shareholder $25,000 advance payable to a Director and Officer of the Company.

Amounts due to related parties of $27,562 (2016 - $371,975) pertain to reimbursable expenditures incurred by two corporations, which has Directors and Officers in common with Company.

Included in property, plant and equipment are fees paid to a construction company, whose principal is also a shareholder of Flowr in the amount of $5,927,526 (2016 – $nil), for services related to the construct of the ACMPR facility in Flowr Okanagan.

Refer to Note 6(a).

Refer to Note 19.

Included in general and administrative expense are amounts paid to shareholders or to companies whose principals are either a shareholder, director or officer of Flowr as follows:

	2017	2016

Consulting and administration fees	50,890	-
Fees paid to contractors	-	138,690
Rental fees	19,250	19,250
	70,140	157,940

All the above transactions are in the normal course of operations and are measured at the exchange amounts, being the amounts agreed to by the parties

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

12.	KEY MANAGEMENT REMUNERATION

The Company’s related parties include its key management. Key management includes directors, the Chief Executive Officer (“CEO”) and the Executive Officers reporting directly to the CEO.

The remuneration of the key management of the Company recognized in the consolidated statements of loss for the year ended December 31, 2017 and two months ended December 31, 2016 was as follows:

	2017	2016
Salaries and short-term benefits	439,366	14,486
Share-based compensation	574,977	-
Total remuneration	1,014,343	14,486

13.	SHARE -BASED COMPENSATION

Stock options

During the year ended December 31, 2017, the Company granted 10,125,000 stock options with an exercise price of $0.000001 and fair value of $2,835,000. The estimated value of the options granted will be recognized as an expense in the consolidated statements of loss and an addition to contributed surplus in the consolidated statements of changes in shareholders’ equity over the vesting period. The Company recorded stock option expenses of $601,536 for the year ended December 31, 2017. Refer to Note 22(c).

As at December 31, 2017, there was $2,109,195 of share-based compensation cost remaining to be charged to net earnings in future periods relating to stock option grants. The fair value of options granted was estimated using the Black-Scholes option pricing model. The expected volatility is estimated based on the volatility of comparable publicly traded companies. The inputs used in the measurement of the fair values at the time the options were granted were as follows:

2017
Five year risk free interest rate	1.65%
Expected life in years	5.00
Expected volatility	75.0%
Dividends per share	-

The following is a stock option continuity for the years indicated:

Weighted
average
	Number of	exercise price
	options	per share $
Balance as at December 31, 2016	-	-
Options granted	10,125,000	0.000001
Options forfeited	-	-
Options expired	-	-
Balance as at December 31, 2017	10,125,000	0.000001

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

13.	SHARE -BASED COMPENSATION (CONTINUED)

The following lists the options outstanding and exercisable as at December 31, 2017:

Options outstanding			Options exercisable

Weighted
Range of		Weighted	average		Weighted
exercise	Number of	average	exercise	Number of	average
prices per	options	remaining	price	options	exercise price
share	outstanding	years	per share	exercisable	per share

$ 0.000001	10,125,000	4.92	$0.000001	1,187,500	0.000001

14.	OTHER (INCOME) EXPENSE

	2017	2016
Grant of Plant Properties warrants	(128,377)	-
Unrealized gain on Plant Properties warrants	(207,194)	-
Interest expense, net	662	23
Other income	(7,875)	-
	(342,784)	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

15.	INCOME TAXES

The major items causing the Company’s effective income tax rate of nil to differ from the combined federal and provincial CCPC1 rate of 13.81% (2016 -14%) were as follows:

Losses before income taxes	(2,805,335)	(435,374)

Combined Canadian federal and provincial statutory income tax rates CCPC[1]	13.81%	14.00%
Expected income tax recovery	(387,000)	(61,000)
Non-deductible share based compensation expense	83,000	-
Losses allocated to former Partnership members	210,000	59,000
Share issue costs deductible	(4,000)	-
Expenses not deductible for tax purposes	4,000	2,000
Change in tax rates	(2,000)	-
Change in tax benefit not recognized	96,000	-
Income tax expense	-	-

1 Canadian controlled private corporation

Deferred income tax (assets) and liabilities have been recognized in respect of the following (deductible) taxable temporary differences:

	2017	2016

Investments at fair value	44,000	-
Non-capital loss carry-forwards	(44,000)	-
Net deferred income tax liabilities	-	-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intention to offset.

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	2017	2016

Non-capital loss carry-forwards	1,054,000	296,000
Share issue costs	108,000	-
Other temporary differences	12,000	(1,000)
Total deferred income tax assets	1,174,000	295,000

Non-capital losses will expire from 2032 through 2037.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

16.	SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of common shares, an unlimited number of class A preferred shares and an unlimited number of class B preferred shares, collectively reflected as share capital in the consolidated financial statements. The preferred shares do not have preference for dividend payments, as they were structured solely for liquidation rights over holders of common shares. As of December 31, 2018, 45,775,000 common shares and 14,185,000 class A preferred shares are issued and outstanding.

(a)

In December 2017, the Company completed a private placement where 14,185,000 class A preferred shares were issued at a price of $1.00 per share, for total proceeds of $14,185,000 of which $487,168 is included in amounts receivable and $50,200 was oversubscribed and included in accounts payable as of December 31, 2017. Total share issuance costs were $134,791. In January 2018, the remaining tranche of 815,000 class A preferred shares were issued at a price of $1.00 per share for gross proceeds of $815,000. Total gross proceeds received from both tranches amounted to $15,000,000.

(b)	Refer to note 2.1(c).

17.	LOSS PER SHARE

	2017	2016 (1)
Net loss attributable to common shareholders	(1,908,684)	(220,496)
Basic and diluted weighted average number of shares outstanding	37,673,616	35,775,000
Basic and diluted loss per share	(0.05)	(0.01)

(1) The 2016 basic weighted average shares is a reflection of the shares issued from the Reorganization in exchange for the Partnership interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

18 .	SUPPLEMENTARY CASH FLOW INFORMATION

(a) Items not affecting cash and other adjustments:

	2017	2016
Depreciation and amortization	78,668	-
Share based compensation expense	601,536	-
Net gains on Plant Properties warrants	(335,571)	-
Other, net	663	182
Items not affecting cash and other adjustments	345,296	182

(b) Changes in non-cash working capital:

	2017	2016
Increase in amounts receivable	(293,569)	(16,808)
Increase in other current assets	(101,579)	(39,894)
Increase in accounts payable and accrued liabilities	603,269	19,602

(Decrease) Increase in amounts due to related parties	(344,412)	371,975

Changes in non- cash working capital	(136,291)	334,875

19.	COMMITMENTS

Contractual obligations

The Company had the following minimum future contractual obligations as at December 31, 2017:

	up to 1 year	1 - 5 years	over 5 years	Total
Operating lease obligations (i)	420,469	1,680,849	6,154,511	8,255,828

(i) Included in operating leases, is the Flowr Okanagan facility operating lease of which $161,047 is included in production cost in 2017 and $12,356 in general and administrative expense in 2016. The lease is payable to 0954717 B.C. LTD. whose principal owners are also shareholders of Flowr. The total commitment for this lease is $7,837,381, of which $273,258 is due within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

20.	FINANCIAL RISK MANAGEMENT

The Company’s principal financial liabilities comprise accounts payable and accrued liabilities. The main purpose of these financial instruments is to assist with the management of the Company’s short term and long-term cash flow requirements. The Company has various financial assets, such as cash and cash equivalents and accounts receivable, which arise directly from its operations.

The main risks that could adversely affect the Company’s financial assets, liabilities or future cash flows are market risk, liquidity risk and credit risk. Management reviews each of these risks and establishes policies for managing them as summarized below.

Market risk

Market risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market conditions. The Company operates in an industry regulated by ACMPR. Changes in legislation could have significant impact on the Company’s operations.

Credit risk

The exposure to credit risk arises through the potential failure of a customer or another third party to meet its contractual obligations to the Company. As at December 31, 2017 the Company had a loan receivable of $25,000 and amounts receivable of $797,545 (2016 - $16,608). The Company is not significantly exposed to credit risk as these receivables comprise 3.8% (2016 – 0.3%) of the Company’s total assets.

Liquidity risk

The Company relies on the cash flows generated from its operations and its ability to raise debt and equity from the capital markets to fund its operating, investment and liquidity needs. To reduce these risks, the Company: (i) prepares regular cash flow forecasts to monitor its capital requirements and available liquidity (ii) strives to maintain a prudent capital structure that is comprised primarily of equity financing; and (iii) targets a minimum level of liquidity comprised of surplus cash balances to avoid having to raise additional capital at times when the costs or terms would be regarded as unfavourable.

Capital management

The Company considers its capital to be its equity. The Company’s objective for capital management is to: (i) maintain sufficient levels of liquidity to fund and support its capital projects and operating activities; (ii) maintain a strong financial position to ensure it has ready access to debt and equity markets to supplement free cash flow being invested in its growth projects. The Company monitors its financial position and the potential impact of adverse market conditions on an ongoing basis. The Company manages its capital structure and makes adjustments to it based on prevailing market conditions and according to its business plan. The Company's long-term funding strategy is to maintain a capital structure comprised primarily of equity sourced from equity offerings and net earnings generated from its operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

21.	OPERATING SEGMENT INFORMATION

Operating segments are components of an entity whose operating results are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance and for which separate financial information is available.

The Company primarily operates in one reportable operating segment, being a licensed producer operating in Canada. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent segment amounts.

22.	SUBSEQUENT EVENTS

(a) Letter of Intent with The Needle Capital Corp.

On February 12, 2018, Flowr entered into a letter of intent (“LOI”) with The Needle Capital Corp. (“Needle”), whereby Needle and Flowr will complete an amalgamation, share exchange or similar transaction to ultimately form a Resulting Issuer who will continue on the business of Flowr. The LOI contemplates Needle and Flowr completing an arm’s business combination transaction pursuant to which Needle shares or Resulting Issuer share will be issued to holders of shares of Flowr at an exchange ratio of one post consolidation Needle share for one Flowr share. The exchange ratio may change in order to give effect to a deemed value of $0.15 per pre-consolidation Needle share. On completion of the Transaction, the securityholders of Flowr would own a majority of the issued and outstanding shares of the Resulting Issuer. The common shares of the Resulting Issuer will be listed for trading on the Toronto Stock Exchange Venture.

(b) Hawthorne

On January 25, 2018 Flowr entered into an agreement with Hawthorne Gardening Company (“Hawthorne”) to construct and operate a purpose-built research and development facility in North America dedicated exclusively to innovations in the cannabis industry.

(c) Stock option plan

In May 2018, the Company has established an incentive stock option plan for the directors, selected employees and consultants. Pursuant to the plan, the exercise price of the option cannot be less than the closing price of Flowr’s common shares on the trading date preceding the day the option is granted. The aggregate number of shares that can be issued from treasury under this plan is 12,155,000. Options granted vest as specified in the relevant option agreements.

In May 2018, 2,671,875 stock options were exercised at price of $0.000001 per common share for proceeds of $2.67.

On June 1, 2018 Flowr granted 875,000 stock options at an exercise price of $2.60 expiring on May 31, 2023.

(d) Refer to Note 16(a).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2017 and period from formation on November 2 to December 31, 2016
(in Canadian dollars, unless otherwise indicated)

22.	SUBSEQUENT EVENTS (CONTINUED)

(e) Private Placement

In the second and third quarters of 2018, the Company closed a private placement issuing common shares through a series of five tranches as follows:

	Closing	Shares	Gross
Tranche	date	issued	proceeds $
1	11-Apr-18	3,310,330	8,606,858
2	23-Apr-18	970,232	2,522,603
3	28-May-18	84,382	219,393
4	11-Jul-18	896,151	2,329,993
5	18-Jul-18	48,266	125,492
TOTAL		5,309,361	13,804,339

SCHEDULE “F” MANAGEMENT’S DISCUSSION AND ANALYSIS OF FLOWR FOR THE YEAR
ENDED DECEMBER 31, 2017

(SEE ATTACHED)

The Flowr Corporation

Management’s Discussion and Analysis
For the 12 month and 60-day periods ended December 31, 2017 and 2016

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of The Flowr Corporation, (“Flowr” or the “Company”) provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in the financial condition of the Company between December 31, 2016 and December 31, 2017, and results of operations for the twelve months ended December 31, 2017, ( "FY 2017") and the 60 days ended December 31, 2016, ("FY 2016"). The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal years ended December 31, 2017, and 2016 and notes thereto (the “Financial Statements”). In this MD&A, references to “Company” or “Flowr” are references to The Flowr Corporation and its subsidiaries, as applicable.

This MD&A is dated as of July24 , 2018.

The financial statements (and the financial information contained in this MD&A) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Financial Statements and this MD&A have been reviewed and approved by the Company’s Board of Directors (the “Board of Directors”). The Financial Statements were prepared in accordance with and include the accounts of the Company and its subsidiaries, The Flowr Canada Holdings ULC and The Flowr Group (Okanagan) Inc.

All amounts in this discussion are expressed in Canadian dollars (“CAD”) except per share dataand unless otherwise indicated. All amounts in tables are expressed in thousands of CAD, unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information”below for a full discussion on the nature of forward -looking information). Information regarding the adequacy of cash resources to carry out the Company's operations or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading "Forward-looking Information" when reading any forward-looking information. This MD&A is prepared in accordance with Form 51-102F1 and has been approved by the Company’s board of directors (the “Board of Directors” or the “Board”) prior to its release.

Company Overview

Flowr was incorporated under the Business Corporations Act (Ontario) on October 25, 2017. The head office and registered office of Flowr is located at 100 Allstate Parkway, Suite 201, Markham, Ontario, L3R 6H3.

Prior to December 1, 2017, the business of Flowr was originally undertaken solely by Cannatech Plant Systems Inc., a British Columbia corporation (“Cannatech”) and then, following a transaction that closed on December 1, 2016. together with Flowco Services LP and Flowco Investments LP. On December 1, 2017, a reorganization was completed (the “Reorganization”).The Reorganization resulted in: the limited partners of Flowco Services LP and Flowco Investments LP becoming shareholders of Flowr and Flowr having one direct subsidiary, The Flowr Canada Holdings ULC, a British Columbia corporation (“Flowr ULC”), and one indirect subsidiary, The Flowr Group (Okanagan) Inc., formerly Cannatech (“Flowr Okanagan”).

1

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

Flowr owns 100% of the issued and outstanding Flowr ULC Common Shares and two US shareholders own 100% of the issued and outstanding Flowr ULC Class A Shares. Pursuant to the Articles of Flowr ULC dated November 28, 2017, the Flowr ULC Class A Shares are exchangeable for Flowr Class B Shares at the sole option and discretion of the holders on a one-for-one basis.

Flowr’s interest in Flowr Okanagan is held through Flowr ULC, which owns 100% of the issued and outstanding shares in Flowr Okanagan.

Flowr Okanagan is a holder of a producer’s licence to cultivate issued under section 35 (“Licenced Producer”) of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and operates an 85,000 square foot production facility in Kelowna, British Columbia (“Facility”). Over time, Flowr will build out additional facilities and sites adjacent to the Facility (the “Kelowna Campus”) and Flowr has begun such acquiring properties and rights, as described below. Flowr is focused on producing high-yield, high-quality cannabis for patients and consumers throughout Canada. Flowr also prioritizes research and development; its highly skilled scientific staff use modern genetic techniques, molecular biology and plant physiology, to breed specific cannabis varieties to identify unique characteristics and ultimately work to improve Flowr’s final products. On May 30, 2018, Flowr Okanagan submitted an amendment application to Health Canada to remove the restrictions on its ACMPR Licence and obtain its sales licence.

On February 12, 2018, Flowr entered into a letter of intent (“LOI”) with The Needle Capital Corp. (“Needle”), a capital pool company listed on the TSX Venture Exchange, incorporated under the Alberta Business Corporations Act. Pursuant to the LOI, it is anticipated that Needle, through a wholly-owned subsidiary, and Flowr will complete a qualifying transaction through an amalgamation to ultimately form a resulting issuer that will continue on the business of Flowr (the “Resulting Issuer”). The LOI contemplates Needle and Flowr completing a qualify transaction pursuant to which Needle shares or Resulting Issuer shares will be issued to holders of shares of Flowr at an exchange ratio of one post consolidation Needle share for one Flowr share (the “Transaction”). The exchange ratio may change in order to give effect to a deemed value of $0.15 per pre-consolidation Needle share. On completion of the Transaction, the common shares of the Resulting Issuer will be listed for trading on the TSX Venture Exchange and the current securityholders of Flowr would own a majority of the issued and outstanding shares of the Resulting Issuer.

Overall Performance

Highlights of FY 2017 and as of the Date of this Report

During FY 2017 and to the date of this MD&A, the following highlights the Company’s significant events:

•

Financing Activities – The Company completed the following non-brokered private placements:

On January 9, 2018, Flowr completed a non-brokered private placement of 15,000,000 Flowr Class A Shares at a price of $1.00 per share, for aggregate gross proceeds of $15,000,000;

On July 18, 2018, Flowr completed a Non-Brokered Private Placement of 5,309,361 Flowr Common Shares at a price of $2.60 per share, for aggregate gross proceeds of $13,804,339.

(each a “Non -Brokered Private Placement” and together the “Non-Brokered Private Placements”).

•	Corporate Matters – The Company made the following changes during the fiscal year and to date of this MD&A:

o	On May 16, 2017, Mr. Lyle Oberg was appointed interim Chief Executive Officer and on September 1, 2017, appointed Chief Medical and Policy Officer.

2

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

o

On September 1, 2017, Mr. Anthony Giorgi joined the Company's management team as Chief Executive Officer and on December 1, 2017, as a director of Flowr. Mr. Giorgi left his positions as CEO and director on June 21, 2018.

o	On October 10, 2017, Mr. David Ralston was appointed Chief Operating Officer.

o	On November 1, 2017, Mr. Alexander Dann was appointed Chief Financial Officer.

o	On January 8, 2018, Flowr Okanagan filed a notice of alteration to change its name from Cannatech Plant Systems Inc.

o	On February 12, 2018, Flowr ULC filed a notice of alteration to change its name from The Flowr Cannabis ULC.

o	On June 29, 2018, Thomas Flow, President and Founder of the Company assumed the position of Chief Executive Officer following Mr. Giorgi’s departure from Flowr.

•	Operating Activities – In keeping with the Company’s objective of advancing and optimizing the Facility, the following progress at the Company's operations has been made:

o	On December 1, 2017, Flowr Okanagan was granted its ACMPR Licence.

o

On January 25, 2018 Flowr entered into an agreement with Hawthorne Gardening Company (“ Hawthorne”) to construct and operate a purpose-built research and development facility in North America dedicated exclusively to innovations in the cannabis industry.

o	In Q1 of 2018, Flowr applied for two patents:

•	US Patent Application No. 15/912,377 – Apparatus for Transporting Hanging Crops; and

•	US Patent Application No. 15/912,356 – Apparatus for Sorting of Crop Components

o

On April 23, 2018, Flowr began the harvest of its first crop of medical cannabis in the Facility. That harvest, as well as several others, have now been completed; the flowers have been trimmed and dried, and samples have been sent to Health Canada.

o

On May 30, 2018, Flowr Okanagan submitted an amendment application to Health Canada to remove the restrictions on its ACMPR Licence. An inspection of the Facility was conducted between July 11th through the 13th of 2018. Once Flowr Okanagan successfully responds to any comments generated by Health Canada’s pre-sale licence inspection, the amendment application will be approved and Flowr Okanagan will receive its sales licence. Flowr Okanagan expects to receive its sales licence in August of 2018.

o

On June 1, 2018, the interior of the Facility continues to be under construction which is being completed in stages. Flowr is operating approximately 16,000 square feet of the finished structure of the Facility while construction of the remaining portion of the interior is completed.

In anticipation of the phased construction of the Kelowna Campus, Flowr has purchased, or has entered into agreements to purchase, several parcels of land near or adjacent to the Facility, as follows:

3

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

•	On June 29, 2017, Flowr purchased 0.53 acres of land located directly south and adjacent to the Facility (the “ June 29 Parcel”);

•	On February 28, 2018, Flowr purchased 1.942 acres of land located directly to the north and adjacent to the Facility (the “February 28 Parcel”);

•	On March 2, 2018, Flowr purchased 0.53 acres of land located directly south and adjacent to the June 29 Parcel;

•

On January 29, 2018, Flowr entered into a purchase and sale agreement to purchase two (2) acres of land located directly north and adjacent to the February 28 Parcel. The purchase of this parcel of land has been deferred until September 2018; and

•

On June 7, 2018, Flowr entered into a purchase and sale agreement to purchase 17.6 acres of land located to the east of the Facility. This agreement is subject to the receipt by Flowr of all necessary government approvals to build a facility on the land. In addition, the agreement provides Flowr with a right of first refusal to purchase two additional parcels of land located adjacent to the 17.6 acres of land to be purchased. Specifically, the right of first refusal provides Flowr with the option to purchase one 10-acre parcel of land and another 9.4-acre parcel of land.

Outlook

Management believes that its purpose-built Facility provides it with a significant competitive advantage over other Licenced Producers. The key staff at Flowr have decades of combined experience both in (1) designing and building cannabis cultivation facilities as well as (2) performing the actual cultivation of cannabis plants. To realize its objectives, the Company's strategy includes the following activities:

•	Differentiate itself from other Licensed Producers by providing high quality cannabis products;

•

Pursue and maintain the following certifications; Good Manufacturing Practices, ISO 9001 - Quality Management System, ISO 14001 – Environmental Management System and Occupational Health and Safety Assessment Series 18001.

•	Enforce quality assurance protocols that will be among the most rigorous in the industry.

Annual Summary

The annual summary is set out in the following table. The amounts are derived from the consolidated financial statements prepared under IFRS.

In thousands of CAD dollars, except per share amounts	2017	2016
Revenue	-	-
Other income	343	-
Net loss – continuing operations	(2,805)	(435)
Loss per share (basic)	(0.05)	(0.01)
Loss per share (diluted)	(0.05)	(0.01)
Total assets	21,502	4,358
Total liabilities	1,956	409
Cash flows from financing activities, net of direct costs	17,363	3,750

4

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

Results of Operations

Other income is mostly comprised of income due to a grant of 1,500,000 warrants issued by Plant Properties Corp. (“Plant Properties”) in 2017 and the movement in fair value of the warrants held by the Company as at December 31, 2017. Each warrant is exercisable into one common share any time prior to June 13, 2019 at an exercise price of $0.50 per common share. As Plant Properties is unlisted, the fair value of the warrants was estimated using the Black-Scholes pricing model.

Net loss in FY 2017 was $2,369,961 higher than the net loss in FY 2016. The increase is mainly driven by the ramp up and full year of activities of the Company in FY 2017. The FY 2016 had only 60 days of operating activities compared to 12 full months in 2017. General and administrative expenditures for the FY 2017 were $2,259,145 compared to $435,351 in FY 2016. During the FY 2017, the Company granted to employees, 10,125,000 stock options expiring 5 years from the date of the grant. The options vest equally over a 36-month period. The share-based compensation expense for FY 2017 is $601,536 compared to $nil in FY 2016.

Total Assets

Total assets during the FY 2017 period increased by a net of $17,144,108 from the end of FY 2016. The change is largely attributed to the expenditures on property, plant and equipment of $9,281,200, cash and cash equivalents increase of $6,634,345, an increase of $780,737 in receivables related to GST/HST.

Cash Flows from Financing Activities

As a result of the first tranche of the Non-Brokered Private Placement closing on December 28, 2017, the Company received net proceeds of $13,613,241 during FY 2017.

Liquidity and Capital Resources

Liquidity
The main sources of liquidity are the Company's cash and cash equivalents, stock option exercises and equity issuances. As at December 31, 2017, cash and cash equivalents were $7,749,699 compared to $1,115,354 at December 31, 2016.

On January 9, 2018, Flowr completed a Non-Brokered Private Placement of 15,000,000 Flowr Class A Shares at a price of $1.00 per share, for aggregate gross proceeds of $15,000,000. The private placement closed in two tranches, as follows:

o	On December 28, 2017, 14,185,000 Flowr Class A shares were issued for aggregate gross proceeds of $14,185,000; and

o	On January 9, 2018, 815,000 Flowr Class A shares were issued for aggregate gross proceeds of $815,000.

5

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

o

On July 18, 2018, Flowr completed a Non-Brokered Private Placement of 5,309,361 Flowr Common Shares at a price of $2.60 per share, for aggregate gross proceeds of $13,804,339. The Non-Brokered Private Placement closed on a rolling basis in five tranches, as follows:On April 11, 2018, 3,310,330 Flowr common shares were issued for aggregate gross proceeds of $8,606,858;

o	On April 23, 2018, 970,232 Flowr common shares were issued for aggregate gross proceeds of $2,522,603;

o	On May 28, 2018, 84,382 Flowr common shares were issued for aggregate gross proceeds of $219,393;

o	On July 12, 2018, 896,151 Flowr common shares were issued for aggregate gross proceeds of $2,329,993.

o	On July 18, 2018, 48,266 Flowr common shares were issued for aggregate gross proceeds of $125,492

Working Capital
As at December 31, 2017, the Company had working capital of $6,767,797 (December 31, 2016 — $773,834), calculated as total current assets less total current liabilities. The increase in working capital by $5,993,963 is mostly due to an increase to cash and cash equivalents.

At the end of December 31, 2017, the Company had current liabilities of $1,956,460 (December 31, 2016— $408,762). The increase of $1,547,698 is due to the ramp up in operating and capital activities.

Going Concern
As at December 31, 2017, the Company had no sources of operating cash flows and did not have sufficient cash to fund the completion of its facility in Kelowna. The Company will need to raise additional capital through the issuance of equity. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. If funds are not raised, it would result in further curtailment of activities or delays.

Also, Flowr expects to receive its sales licence shortly, however, there can be no guarantee that Health Canada will grant the sales licence.

These circumstances result in material uncertainty which lends significant doubt as to the ability of the Company to fulfil its activities and, accordingly, the appropriateness ultimately of the use of the accounting principles applicable to a going concern.

Considering the risks listed above, management's balanced assessment of the Company is that it remains a going concern. The Company has been accounted for as a going concern in the Financial Statements.

The Company’s contractual obligations as at the end of December 31, 2017 are set out below:

Contractual Obligations	Total	Less than 1	1 –2 years	After 2
In thousands of CAD dollars		year		years
Trade and other payables	1,929	1,929	-	-
Due to related parties	27	27	-	-
Total contractual obligations	1,956	1,956	-	-

6

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

Commitments and Contingencies

The Company had no contingent liabilities as at December 31, 2017.

Future minimum payments as at December 31, 2017, under agreements to which the Company is a party are as follows:

In thousands of CAD dollars	Less than 1 year	1–5 years	Over 5 years	Total
Lease commitments	420	1,681	6,155	8,256

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at December 31, 2017.

Transactions with Related Parties

The Company's related parties as defined by International Accounting Standard 24 "Related Party Disclosures" (IAS 24), include the Company's subsidiaries, executive and non-executive directors, senior officers and key management personnel. Transactions with related parties are measured at fair value, which is the amount of consideration established and agreed upon by the related parties. All related party transactions entered into by the Company have been approved by the Board of Directors of the Company and/or shareholders of the Company as required.

Key management personnel are defined as directors and senior officers of the Company.

Transactions with related parties during FY 2017 and FY 2016 are listed below:

(a) Compensation of Key Management Personnel:

In thousands of CAD dollars	For the Year Ended December 31,
	2017	2016
Salaries and benefits	439	14
Share-based compensation	575	-
Total	1,014	14

(b) Transactions with employees, shareholders and officers

As at December 31, 2017, the following related party amounts were included in (a) prepaid expenses and other assets (b) loan receivable (c) other current liabilities (d) property, plant and equipment

In thousands of CAD dollars	For the Year Ended December 31,
	2017	2016
(a) Amounts due from a corporation whose principal is a director and officer of Flowr	96	40

7

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

(b) Loan to employee of Flowr	25	-
(c) Advance due to a director and officer	25	-
(d) Fees paid to a construction company whose principal is an employee and shareholder of Flowr	5,928	-
(e) Amounts due to a major shareholder for expenses paid on behalf of Flowr	28	372

Included in general and administrative expense are amounts paid to shareholders or to companies whose principals are either a shareholder, director or officer of Flowr as follows:

In thousands of CAD dollars	For the Year Ended December 31,
	2017	2016
Consulting and administration fees	51	-
Fees paid to contractors	-	139
Rental fees	19	19
Total	70	158

All the above transactions are in the normal course of operations and are measured at the exchange amounts, being the amounts agreed to by the parties involved.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and other payables. The carrying value of these financial instruments approximate their fair values as at December 31, 2017.

In thousands of CAD dollars

	Fair Value at	Basis of Measurement	Financial
	December 31,		Instruments
	2017
Cash and cash equivalents	7,750	Carrying value	Loans and receivables
Amounts receivable and other current assets	975	Carrying value	Loans and receivables
Trade and other payables	1,956	Carrying value	Other financial liabilities

Loans and receivables — Cash and cash equivalents, short-term deposits, amounts receivables and other current assets carrying values approximate to their fair values.

Other financial liabilities — Trade and other payables mature in the short term and their carrying values approximate their fair values.

8

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

Risk Management

The Company's exposure to financial instruments includes, but is not limited to, the following risks:

Market risk

Market risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market conditions. The Company operates in an industry regulated by Health Canada and the ACMPR. Changes in legislation could have significant impact on the Company’s operations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash and cash equivalents at highly-rated financial institutions. As at December 31, 2017 the Company had a loan receivable of $25,000 and amounts receivable of $787,795 (2016 - $16,608). The Company is not significantly exposed to credit risk as these receivables comprise 3.6% (2016 – 0.3%) of the Company’s total assets.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash needs and expected cash availability to meet future obligations.

The Company will need to raise additional capital through equity issuances or debt financing in order to continue funding its construction of the Facility.

Capital Risk Management

The Company considers its capital to be its equity. The Company’s objective for capital management is to: (i) maintain sufficient levels of liquidity to fund and support its capital projects and operating activities; (ii) maintain a strong financial position to ensure it has ready access to debt and equity markets to supplement free cash flow being invested in its growth projects. The Company monitors its financial position and the potential impact of adverse market conditions on an ongoing basis. The Company manages its capital structure and adjusts it based on prevailing market conditions and according to its business plan. The Company's long-term funding strategy is to maintain a capital structure comprised primarily of equity sourced from equity offerings and net earnings generated from its operations.

Future Accounting Standards and Pronouncements

The following new standards are not yet effective for the year ending December 31, 2017 and have not been applied when preparing these consolidated financial statements.

The Company is planning to adopt IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers, effective January 1, 2018.

The Company’s assessment of the impact of these new standards is set out below.

IFRS 9, Financial Instruments
IFRS 9, published in July 2014, replaces IAS 39. IFRS 9 introduces new requirements for the classification, measurement and impairment of financial assets and hedge accounting. It establishes two primary measurement categories for financial assets: (i) amortized cost and (ii) fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories. IFRS 9 also introduces a new model for the impairment of financial assets and requires an economic relationship between the hedged item and hedging instrument.

9

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

While the Company has not finalized its detailed assessment of the classification and measurement of financial assets, equity investments currently classified as available-for-sale financial assets are expected to satisfy the conditions for classification as an asset that is fair valued through other comprehensive income or loss. Gains and losses in respect of these investments are recognized in other comprehensive income or loss, are not transferred to the consolidated statements of loss upon disposition and are not subject to impairment assessments. Equity instruments currently measured at fair value with any resulting gains or losses recognized through profit or loss would likely continue to be measured on the same basis under IFRS 9. Accordingly, the Company does not expect the new standard to have a significant impact on the classification and measurement of its financial assets.

IFRS 15, Revenue from Contracts with Customers
IFRS 15, issued in May 2014, establishes the principles that an entity shall apply to report the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 will also result in enhanced revenue disclosures, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple-element arrangements. IFRS 15 is based on the general principle that revenue is recognized when control of a good or service transfers to a customer rather than when the significant risks and rewards of ownership are transferred as is the case under IAS 18.

The Company has not generated any revenues to date and is not currently impacted by the new standard.

IFRS 16, Leases
IFRS 16, issued in January 2017, replaces IAS 17, Leases. IFRS 16 results in most leases being reported on the balance sheet for lessees, eliminating the distinction between a finance lease and an operating lease. The standard is expected to impact the accounting for the Company’s operating leases, which are currently reflected in the consolidated statements of loss and in the Company’s disclosure in respect of future commitments. Under IFRS 16, all operating leases, except for short term and low value leases, are expected to be accounted for as finance leases. As a result, the leased assets and the associated obligations are recognized in the consolidated statements of financial position. The leased assets will be depreciated over the shorter of the estimated useful life of the asset and the lease term. The lease payments are apportioned between finance charges and a reduction of the lease liability. The current operating lease expense will be replaced with a depreciation charge on the leased assets and a finance charge on the lease liability, which are in aggregate expected to result in a higher total periodic expense in the earlier periods of the lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for companies that also adopt IFRS 15. The Company is currently assessing whether to adopt IFRS 16 before its mandatory date.

Risk and Uncertainties

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Flowr. These include risks that are widespread risks associated with any form of business. While most risk factors are largely beyond the control of Flowr and its directors, the Company will seek to mitigate the risks where possible.

Among others, the Company is subject to the following risks and uncertainties:

•	The Company has limited operating history and uncertainty of future revenues;

10

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

•	The Company relies on obtaining and retaining licences for the production and sales of cannabis;
•	The failure to obtain a sales licence would have a material adverse impact on the Company;
•

The Company is subject to various laws and regulations. The commercial cannabis industry is a new industry in Canada and the Company may ultimately be unable to succeed in this new industry and market;

•	The Company is subject to change in laws and regulations federally and in each province;
•	The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;
•	The Company has incurred losses in recent periods and may not be able to achieve or maintain profitability;
•	The Company will require further funding to complete its Facility;
•	The market in which the Company operates is competitive and fast moving and may become even more competitive;
•	The performance of the Company will depend heavily on its ability to retain, and recruit, the services of management, suppliers and skilled personnel;
•	The Company’s ACMPR licence, activities and resources are focused on the Facility and adverse changes to the Facility could have a material impact on the Company’s business;
•	The risk of breaches of security at the Facility, in respect to electronic documents, data storage and risks related to breaches of applicable privacy laws;
•	The Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused significant loss or injury;
•	The Company could be required to incur the unexpected expense of a recall and any legal proceedings that might arise in connection with the recall;
•	The risk of insurance coverage not being available for certain risks or too cost prohibitive to maintain;
•	The Company is not assured that competitors will not develop similar technology, business methods or that the Company will be able to exercise its legal rights;
•	Certain directors and officers of the Company are also directors and officers of other companies and there exists the possibility for an officer and director to be in a position of conflict;
•	The development of Flowr’s business and operations may be hindered by applicable regulatory restrictions on sales and marketing activities;
•	The control of the Company by majority shareholders could adversely impact the valuation of the Company;
•	Sales of Resulting Issuer shares in the public market could occur at any time;
•	The Company cannot guarantee with certainty the use of proceeds from capital raisings;
•	The risks associated with the agricultural sector such as insects, plant diseases and similar agricultural risks;
•	The Company’s operations are subject to environmental regulation and risks;
•	The risk of unfavourable publicity or consumer perception of the cannabis industry;
•	The market price of the Resulting Issuer shares may be subject to wide price fluctuations;
•	The Company relies on efficient transport services;
•	The Company will be vulnerable to rising energy costs;
•	The Company relies on certain key inputs;
•	The Company may have difficulty forecasting future demand and competitive conditions;

11

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

•	The Company may become party to unforeseen litigation which could adversely affect its business;
•	The Company does not anticipate paying any dividends in the foreseeable future; and
•	There can be no assurance that an active and liquid marketing for Resulting Issuer shares will exist.

For a more detailed description of the various risks associated with the Company, refer to the Company’s Filing Statement available on SEDAR at www.sedar.com, and should be reviewed in conjunction with this document.

Share Capital Information

As at the date of this MD&A, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding (on a post-consolidation basis):

Securities	Common shares on exercise
Common shares	53,756,236
Preferred A shares	15,000,000
Preferred B shares	44,100,000
Stock options	8,328,125
Fully diluted share capital	121,184,361

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

12

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Full Year Ended December 31, 2017

Forward-looking Information

Certain information in this MD&A, including all statements that are not historical facts, constitutes forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking information includes, but is not limited to, information that reflects management’s expectations regarding Flowr’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects and opportunities. Often, this information includes words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

In making and providing the forward-looking information included in this MD&A, the Company has made numerous assumptions. The assumptions include, among other things, assumptions regarding: (i) the accuracy of operational results received to date; (ii) anticipated costs and expenses; (iii) the future price of cannabis products; and (v) that the supply and demand for cannabis. Although management believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among other things, the following: (i) need for additional financing to develop the Facility; (ii) decreases in the price of cannabis products (iii) operational risk; (iv) the risk that the Company will not be able to maintain, obtain or renew the requisite licenses to carry out its activities.

13

SCHEDULE “G” FINANCIAL STATEMENTS OF FLOWR FOR THE INTERIM PERIOD ENDED JUNE
30, 2018

(SEE ATTACHED)

Condensed Interim Consolidated Financial Statements

For the three and six month period ended
June 30, 2018 and 2017
(in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at June 30, 2018 and 2017
(unaudited, in Canadian dollars,expect per share amounts )

ASSETS	Notes
Current Assets
Cash and cash equivalents		9,513,654	7,749,699
Amounts receivable	4	280,210	797,545
Inventories		51,293	-
Prepaids and other current assets	5, 11	288,380	152,013
Loan receivable	11	25,000	25,000
		10,158,537	8,724,257

Non-Current Assets
Investments at fair value	6	277,015	335,571
Property, plant & equipment	7,11	15,369,097	9,279,237
Intangible assets	8	3,294,679	3,112,803
Other long-term assets	9	50,000	50,000
		18,990,791	12,777,611
		-	-
TOTAL ASSETS		29,149,328	21,501,868

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	10, 11	2,140,799	1,928,898
Due to related parties	11	117,429	27,562
TOTAL LIABILITIES		2,258,228	1,956,460

SHAREHOLDERS' EQUITY
Share capital	15	30,955,589	18,116,920
Partnership interest		-	-
Contributed surplus	13	1,323,348	601,536
Deficit		(5,596,763)	(1,131,266)
Equity attributable to common shareholders of the Company		26,682,174	17,587,190
Non-controlling interests		208,926	1,958,218
TOTAL EQUITY		26,891,100	19,545,408
TOTAL LIABILITIES AND EQUITY		29,149,328	21,501,868

The accompanying notes are an integral part of the condensed interim consolidated financial statements

Approved by the Board of Directors

Director	Director

THE FLOWR CORPORATION	1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars)

		Three months ended		Six months ended
		June 30,		June 30,
		2018	2017	2018	2017
	Notes
Cost of sales
Production costs		881,334	64,530	1,747,849	89,243
Gross loss		(881,334)	(64,530)	(1,747,849)	(89,243)

Selling and marketing		348,455	-	472,211	-
General and administrative	11	1,172,655	294,865	2,263,013	493,560
Research and development		111,113	-	189,842	-
Share-based compensation	13	1,087,611	-	1,473,435	-
Depreciation and amortization		5,007	-	13,208	-
Other expense (income)	14	26,336	(126,895)	55,231	(132,489)
Loss before income taxes		(3,632,511)	(232,500)	(6,214,789)	(450,314)

Deferred income tax expense		-	-	-	-

Net loss		(3,632,511)	(232,500)	(6,214,789)	(450,314)

Net loss attributable to:
Common shareholders of the Company		(2,723,518)	(109,886)	(4,465,497)	(218,062)
Non-controlling interests		(908,993)	(122,614)	(1,749,292)	(232,252)
Net loss		(3,632,511)	(232,500)	(6,214,789)	(450,314)

Loss per share attributable to common shareholders of the Company
-Basic	16	(0.04)	(0.00)	(0.07)	(0.01)
-Diluted	16	(0.04)	(0.00)	(0.07)	(0.01)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

THE FLOWR CORPORATION	2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH F LOWS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars)

			Three months ended		Six months ended
			June 30,		June 30,
			2018	2017	2018	2017
	Notes
OPERATING ACTIVITIES
Net loss			(3,632,511)	(232,500)	(6,214,789)	(450,314)
Items not affecting cash and other adjustments	17		1,363,345	(102,154)	2,003,177	(102,177)
Changes in non-cash working capital	17		554,364	(162,590)	913,234	(460,743)

Cash used in operating activities			(1,714,802)	(497,244)	(3,298,378)	(1,013,234)

INVESTING ACTIVITIES
Loan advances			-	(25,000)	-	(25,000)
Expenditures on property, plant and equipment			(1,783,612)	(994,229)	(6,771,162)	(1,067,601)
Expenditures on intangible assets			(140,862)	-	(251,580)	-

Cash used in investing activities			(1,924,474)	(1,019,229)	(7,022,742)	(1,092,601)

FINANCING ACTIVITIES
Proceeds from shares issued	15		11,348,859	-	12,163,859	-
Share issuance costs	15		(46,776)	-	(76,813)	-
Capital contributions to Partnership	2.1	(c)	-	3,750,000	-	3,750,000
Interest (paid) received			(450)	-	(1,971)	23

Cash provided from financing activities			11,301,633	3,750,000	12,085,075	3,750,023
Increase in cash and cash equivalents			7,662,357	2,233,527	1,763,955	1,644,188
Cash and cash equivalents, beginning of period			1,851,297	526,015	7,749,699	1,115,354
Cash and cash equivalents, end of period			9,513,654	2,759,542	9,513,654	2,759,542

The accompanying notes are an integral part of the condensed interim consolidated financial statements

THE FLOWR CORPORATION	3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN S HAREHOLDERS’ EQUITY
For the six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars,expect for number of shares )

		Number of	Share	Partnership	Contributed	Non-controlling
		shares	Capital	Interest	Surplus	interest	Deficit	Total
	Notes
Balance at January 1, 2017		-	-	1,692,010	-	2,256,988	-	3,948,998
Non-controlling interest attributable to Flowr Okanagan	3	-	-	-	-	(22,731)	-	(22,731)

Contributions into Partnership as of June 30, 2017		-	-	1,912,500	-	1,837,500	-	3,750,000

Net loss for the 6 months ended June 30, 2017		-	-	(218,062)	-	(209,521)	-	(427,583)
Balance at June 30, 2017		-	-	3,386,448	-	3,862,236	-	7,248,684

Balance at January 1, 2018		59,960,000	18,116,920	-	601,536	1,958,218	(1,131,266)	19,545,408
Equity financing Dec 2017, tranche 2 net of share issue costs of $30,037	15	815,000	784,963	-	-	-	-	784,963

Equity finaning 2018, tranches 1-3 net of share issue costs of $46,776	15	4,364,944	11,302,080	-	-	-	-	11,302,080

Share-based compensation	13	-	-	-	1,473,435	-	-	1,473,435

Shares issued from exercise of stock options	13	2,671,875	3	-	-	-	-	3

Transferred from contributed surplus on exercise of options		-	751,623	-	(751,623)	-	-	-

Net loss for 6 months ended June 30, 2018		-	-	-	-	(1,749,292)	(4,465,497)	(6,214,789)
Balance at June 30, 2018		67,811,819	30,955,589	-	1,323,348	208,926	(5,596,763)	26,891,100

The accompanying notes are an integral part of the condensed interim consolidated financial statements

THE FLOWR CORPORATION	4

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

1.	CORPORATE INFORMATION

The Flowr Corporation (“Flowr”), formerly FlowCo Services LP and FlowCo Investments LP (collectively “FlowCo”), is a private Canadian based, cannabis cultivation company incorporated under the Business Corporations Act (Ontario) on October 25, 2017. The address of Flowr’s registered office is 100 Allstate Parkway, Suite 201, Markham, Ontario, L3R 6H3. The principal activity of Flowr is the production of medical cannabis as regulated by Access to Cannabis for Medical Purposes Regulations (“ACMPR”), with a focus on the natural science of cannabis. In December 2017, through its subsidiary The Flowr Group (Okanagan) Inc. (“Flowr Okanagan”), formerly Cannatech Plant Systems Inc., Flowr received its license from Health Canada to operate as a licensed producer, under the provisions of ACMPR. On August 10, 2018, Flowr received its sales license from Health Canada, allowing Flowr to sell to the current Canadian medical market and adult-use recreational market when legalized.

On December 1, 2017 FlowCo – legal entities under common control, completed a corporate reorganization (the “Reorganization”). Prior to the Reorganization, Flowr and a new subsidiary called The Flowr Canada Holdings ULC (“Flowr ULC”) were incorporated. As a result of the Reorganization all assets and liabilities held in FlowCo including its 80% ownership of Flowr Okanagan were rolled over into the ULC and a resulting non-controlling interest in the Flowr ULC was established. (Note 2.1(c)) .

As at June 30, 2018, Flowr’s condensed interim consolidated financial statements includes Flowr and its subsidiary companies (collectively, the “Company”). Flowr’s principal subsidiaries include, a 60.59% ownership of Flowr ULC, which owns, 100% of Flowr Okanagan.

2.1	BASIS OF PREPARATION

(a)	Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants of Canada Handbook – Accounting applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all of the information required for full financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS.

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017, except for the changes in accounting policies as described below in note 2.2. These condensed interim consolidated financial statements were approved by the Board of Directors on August 24, 2018.

(b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments (note 2.2) that are measured at fair value.

THE FLOWR CORPORATION	5

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

2.1	BASIS OF PRESENTATION (CONTINUED)

(c)	Corporate reorganization

On December 1, 2016, 80% of the outstanding shares of Cannatech Plant Systems Inc. were acquired by FlowCo (note 3). On December 1, 2017, FIowCo completed a Reorganization, where by the net assets of each FlowCo LP entity were rolled over into Flowr ULC in exchange for 35,775,000 common shares and 44,100,000 class A preferred shares of Flowr ULC. The holders of the 35,775,000 Flowr ULC common shares were immediately exchanged for 35,775,000 common shares in Flowr. The Flowr ULC class A preferred shares provide the shareholder with a right to exchange these shares for class B shares of Flowr at any point in time. As this right was not exercised as a part of the reorganization, a 49.1% non-controlling interest in Flowr ULC was established on the close of the Reorganization.

Concurrently, Flowr acquired the remaining 20% ownership of Cannatech Plant Systems Inc. in exchange for 10,000,000 common shares of Flowr. The 20% ownership interest was then acquired by Flowr ULC from Flowr in exchange for shares of Flowr ULC, resulting in Flowr ULC owning a 100% interest in Cannatech Plant Systems Inc.

The condensed interim consolidated financial statements are prepared under the name of The Flowr Corporation based on the post-reorganization structure as of June 30, 2018 and are a continuation of the consolidated financial statements of FlowCo. As a result, the comparative figures for the period ended June 30, 2017 presented are those of FlowCo, adjusted to reflect the non-controlling interest position as of December 1, 2017, the closing date of the Re-organization.

(d)	Going concern

These condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue in the normal course of operations is dependent on its ability to raise equity financing. There are no assurances that the Company will be successful in achieving this goal. These circumstances cast significant doubt on the Company’s ability to continue as going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. These condensed interim consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

THE FLOWR CORPORATION	6

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

2.1	BASIS OF PRESENTATION (CONTINUED)

(e)	Basis of consolidation

Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The Company uses the acquisition method of accounting to account for business combinations. The fair value of the acquisition of a subsidiary is based on the fair value of the assets acquired, the liabilities assumed, and the fair value of the consideration. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the acquisition date. The excess, if any, of the consideration over the fair value of the identifiable net assets acquired is recorded as goodwill.

For acquisitions that do not meet the definition of a business under IFRS, the Company follows International Accounting Standard (“IAS”) 16 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired.

Subsidiaries are fully consolidated from the date on which control is acquired by the Company and they are deconsolidated from the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company using consistent accounting policies. All inter-company balances, revenues and expenses and earnings and losses resulting from inter-company transactions are eliminated on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company’s equity. Non-controlling interests consist of the non-controlling interests on the date of the original acquisition plus the non-controlling interests’ share of changes in equity since the date of acquisition.

(f)	Critical accounting estimates and judgments

The preparation of the Company’s condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Accounting estimates and judgements applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017, except as described below in note 2.2.

(g)	Presentation and functional currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company.

THE FLOWR CORPORATION	7

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

2.2	CHANGES IN ACCOUNTING POLICES

(a)	Biological assets

The Company measures biological assets, consisting of cannabis plants, at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventory after harvest. Unrealized gains or losses arising from the changes in fair value less cost to sell during the year are included in the consolidated statement of loss for the related period.

Any costs related to the production of biological assets are treated as periodic expenses and are included in the consolidated statement of loss for the related period.

During the first quarter of 2018, the Company commenced cultivating cannabis. As at June 30, 2018, the Company had not yet completed the sales license application process with Health Canada and could not reasonably assess the likelihood of obtaining the sales license. Given the uncertainty that existed as of June 30, 2018, the Company has recorded its biological assets at nil.

(b)	Financial Instruments

Effective January 1, 2018, the Company adopted IFRS 9, Financial Instruments. In accordance with the transitional provisions, the Company adopted the standard retrospectively without restating comparatives as the change did not impact the opening balances.

IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for the classification, measurement and impairment of financial assets and hedge accounting. It establishes two primary measurement categories for financial assets: (i) amortized cost and (ii) fair value either through profit or loss (“FVPL”) or through other comprehensive income (“FVOCI”); establishes criteria for the classification of financial assets within each measurement category based on business model and cash flow characteristics; and eliminates the existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories.

The following table shows the previous classification under IAS 39 and the new classification under IFRS 9 for the Company’s financial instruments:

Financial Instrument Classification
	Under IAS 39	Under IFRS 9
Financial assets
Cash	Loans and receivables	Amortized cost
Amounts receivable	Loans and receivables	Amortized cost
Loan receivable	Loans and receivables	Amortized cost
Plant Properties warrants	Held for trading	FVPL

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Due to related parties	Other financial liabilities	Amortized cost

THE FLOWR CORPORATION	8

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

2.2	CHANGES IN ACCOUNTING POLICES (CONTINUED)

The following are the Company’s new accounting policies for financial instruments under IFRS 9:

Financial assets and liabilities

Financial assets

Non-derivative financial assets within the IFRS 9 are classified as “financial assets at fair value (either through other comprehensive income (“FVOCI”), or through profit or loss (“FVPL”))”, and “financial assets at amortized costs” as appropriate. The Company determines the classification of its financial assets at initial recognition based on the Company’s business model and contractual terms of cash flows.

All financial assets are recognized initially at fair value plus, in the case of investments not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Where the fair values of financial assets recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of earnings (loss). The Company’s investment in Plant Properties Corp. (“Plant Properties”) warrants are classified as financial assets at FVPL.

Financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not have any financial assets classified as at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company transfers substantially all the risks and rewards of ownership of the asset.

Impairment of financial assets

The Company’s only financial assets subject to impairment are amounts receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

THE FLOWR CORPORATION	9

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

2.2	CHANGES IN ACCOUNTING POLICES (CONTINUED)

The expected lifetime loss of a financial asset at amortized cost, is estimated based on the expected credit loss (“ECL”). ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset's original effective interest rate.

Financial liabilities

Non-derivative financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities and amounts due to related parties which are each measured at amortized cost.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, net of directly attributable transaction costs.

Financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in finance cost in the consolidated statements of earnings (loss).

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gains or losses reported in other income or expense in the consolidated statements of earnings (loss).

2.3	N EW STANDARDS NOT YET ADOPTED

IFRS 16, Leases

IFRS 16, issued in January 2016, replaces IAS 17, Leases. IFRS 16 results in most leases being reported on the statement of financial position for lessees, eliminating the distinction between a finance lease and an operating lease. The standard is expected to impact the accounting for the Company’s operating leases, which are currently reflected in the consolidated statements of loss and in the Company’s disclosure in respect of future commitments. Under IFRS 16, all operating leases, except for short term and low value leases, are expected to be accounted for as finance leases. As a result, the leased assets and the associated obligations are recognized in the consolidated statements of financial position. The leased assets will be depreciated over the shorter of the estimated useful life of the asset and the lease term. The lease payments are apportioned between finance charges and a reduction of the lease liability. The current operating lease expense will be replaced with a depreciation charge on the leased assets and a finance charge on the lease liability, which are in aggregate expected to result in a higher total periodic expense in the earlier periods of the lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently reviewing all leases to determine and document the expected changes associated with the adoption of IFRS 16.

THE FLOWR CORPORATION	10

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

3.	SIGNIFICANT TRANSACTIONS

On December 1, 2016, the Company acquired an 80% ownership in Cannatech Plant Systems Inc., now called The Flowr Group (Okanagan) Inc. (“Flowr Okanagan”). Total consideration paid to acquire the net assets of Flowr Okanagan amounted to $2,536,804 which includes transaction costs of $136,804.

On December 1, 2017, through the Reorganization (Note 2.1(c)) , the Company acquired the remaining 20% ownership in Flowr Okanagan in exchange for 10,000,000 common shares of Flowr. As this does not result in a change of control, the acquired assets and liabilities remain at their carrying values. The fair value of consideration paid was comparable to the carrying value of the assets acquired.

4.	AMOUNTS RECEIVABLE

	June 30,	December 31,
	2018	2017
Amounts receivable	5,295	41,386
GST HST receivable	274,915	268,991
Subscription receivable	-	487,168
	280,210	797,545

5.	PREPAIDS AND OTHER CURRENT ASSETS

	June 30,	December 31,
	2018	2017
Prepaid expenses	198,425	56,122
Due from related parties (note 11)	89,955	95,891
	288,380	152,013

THE FLOWR CORPORATION	11

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

6 .	FINANCIAL INSTRUMENTS

Set out below is a comparison, by category, of the carrying amounts of the Company’s financial instruments that are recognized in the consolidated statements of financial position:

The carrying values of all the financial assets and liabilities measured at amortized cost approximate their fair values as at June 30, 2018 and December 31, 2017.

		Carrying Amount
	Financial Instrument	June 30,	December 31,
	Classification	2018	2017
Financial assets
Cash	Amortized cost	9,513,654	7,749,699
Amounts receivable	Amortized cost	280,210	797,545
Loan receivable	Amortized cost	25,000	25,000
Plant Properties warrants	FVPL	277,015	335,571

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost	2,140,799	1,928,898
Due to related parties	Amortized cost	117,429	27,562

Plant Properties warrants

As at June 30, 2018, the Company held 1,500,000 warrants in Plant Properties. Each warrant is exercisable into one common share of Plant Properties any time prior to June 13, 2019, at an exercise price of $0.50 per common share. Plant properties has two directors in common with Flowr.

As Plant Properties is unlisted, the fair value of the warrants was estimated using the Black-Scholes pricing model. The expected volatility is estimated based on volatilities of comparable publicly traded companies. The inputs used in the measurement of the fair value at the time the warrants were granted and subsequently re-measured were as follows:

	June 30,	December 31,
	2018	2017

Plant Properties warrants
Risk free interest rate	1.6% - 1.7%	0.91% - 1.66%
Expected exercise period in years	0.95 - 1.2	1.45 -2
Expected volatility	97%	0.97
Dividends per share	-	-

The fair value of the Plant Properties warrants is included in investments at fair value in the condensed interim consolidated statements of financial position.

For the three and six months ended June 30, 2018, the Company recognized an unrealized loss on the Plant Properties warrants of $31,183 (2017 – nil) and $58,556 (2017 - nil), in other expense (income) (note 14) in the condensed interim consolidated statements of loss.

THE FLOWR CORPORATION	12

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

6 .	FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: based on quoted (unadjusted) prices in active markets for identical assets or liabilities;
•	Level 2: based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
•	Level 3: based on inputs which have a significant effect on fair value that are not observable from market data.

The Plant Properties warrants have been classified as Level 3 in the fair value hierarchy as at June 30, 2018 and December 31, 2017.

During the six months ended June 30, 2018 and the year ended December 31, 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The following table reconciles level 3 fair value measurements from January 1, 2017 to June 30, 2018:

Balance as at January 1, 2017	-
Grant date fair value included in net loss	128,377
Unrealized gains included in net loss	207,194
Balance as at December 31, 2017	335,571
Unrealized loss included in net loss (note 14)	(58,556)
Balance as of June 30, 2018	277,015

THE FLOWR CORPORATION	13

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

7.	PROPERTY, PLANT AND EQUIPMENT

	Balance as at		Balance as at
	January 1,		June 30,
	2018	Additions	2018

Cost:
Land	1,380,500	2,811,295	4,191,795
Leasehold improvements	2,577,059	320,447	2,897,506
Construction-in-progress	998,657	2,324,806	3,323,463
Production equipment	271,072	174,975	446,047
Mechanical equipment	2,909,727	550,041	3,459,768
Electrical equipment	1,067,794	206,034	1,273,828
Office equipment and furniture	25,173	24,871	50,044
Computer and IT equipment	49,255	76,904	126,159
Balance as at June 30, 2018	9,279,237	6,489,373	15,768,610

Accumulated depreciation
Leasehold improvements	-	52,513	52,513
Production equipment	-	17,104	17,104
Mechanical equipment	-	231,842	231,842
Electrical equipment	-	84,882	84,882
Office equipment and furniture	-	3,804	3,804
Computer and IT equipment	-	9,367	9,367
Balance as at June 30, 2018	-	399,512	399,512

Net book value June 30, 2018	9,279,237		15,369,097

For the three and six months ended June 30, 2018, the Company recognized depreciation of $206,790 (2017 – nil) and $388,923 (2017 – nil) in production costs in the condensed interim consolidated statements of loss.

THE FLOWR CORPORATION	14

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

7.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Balance as at		Balance as at
	January 1,		December 31,
	2017	Additions	2017

Cost:
Land	-	1,380,500	1,380,500
Leasehold improvements	-	2,577,059	2,577,059
Construction-in-progress	-	998,657	998,657
Production equipment	-	271,072	271,072
Mechanical equipment	-	2,909,727	2,909,727
Electrical equipment	-	1,067,794	1,067,794
Office equipment and furniture	-	25,173	25,173
Computer and IT equipment	-	49,255	49,255
Balance as at December 31, 2017	-	9,279,237	9,279,237

Accumulated depreciation	-	-	-
Leasehold improvements	-	-	-
Production equipment	-	-	-
Mechanical equipment	-	-	-
Electrical equipment	-	-	-
Office equipment and furniture	-	-	-
Computer and IT equipment	-	-	-
Balance as at December 31, 2017	-	-	-

Net book value December 31, 2017	-	-	9,279,237

As the majority of property plant, and equipment additions were acquired in December or became available for use in 2018, no depreciation expense was recognized during the year ended December 31, 2017.

THE FLOWR CORPORATION	15

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

8.	INTANGIBLE ASSETS

	Balance as at		Balance as at
	January 1,		June 30,
	2018	Additions	2018

Cost:
Software	15,507	-	15,507
Website development	-	251,580	251,580
License	3,175,964	-	3,175,964
Balance as at June 30, 2018	3,191,471	251,580	3,443,051

Accumulated amortization:
Software	-	2,619	2,619
Website development	-	-	-
License	78,668	67,085	145,753
Balance as at June 30, 2018	78,668	69,703	148,371

Net book value June 30, 2018	3,112,803		3,294,679

	Balance as at		Balance as at
	January 1,		December 31,
	2017	Additions	2017

Cost:
Software	-	15,507	15,507
License	3,175,164	800	3,175,964
Balance as at December 31, 2017	3,175,164	16,307	3,191,471

Accumulated amortization:
Software	-	-	-
License	-	78,668	78,668
Balance as at December 31, 2017	-	78,668	78,668

Net book value December 31, 2017	3,175,164	-	3,112,803

For the three and six months ended June 30, 2018, amortization related to the license of $32,306 (2017 - nil) and $67,085 (2017- nil) is included in production costs in the condensed interim consolidated statements of loss.

THE FLOWR CORPORATION	16

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

9.	OTHER LONG- TERM ASSETS

Other long-term assets consist of a $50,000 advance payment made to Inplanta Biotechnology (“Inplanta”), to acquire shares.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2018	2017
Accounts payable (note 11)	1,378,687	1,638,256
Accrued liabilities	762,113	290,642
	2,140,800	1,928,898

11 .	RELATED PARTY TRANSACTIONS

As at June 30, 2018 and December 31, 2017 related party amounts included in (a) prepaid expenses and other current assets (b) loan receivable (c) due to related parties (d) property plant and equipment and (e) accounts payable and accrued liabilities were as follows:

	June 30,	December 31,
	2018	2017
(a) Amounts in relation to reimbursable expenses due from a corporation whose principal is a director and officer of Flowr	89,955	95,891
(b) Loan to shareholder and employee of Flowr bearing interest at 1% per annum	25,000	25,000
(c) Reimbursable expenses due to a corporation with directors and officers in common with Flowr	117,429	2,562

Shareholder advance payable to a director and officer of Flowr	-	25,000

(d) Fees paid to a company for the construction of the ACMPR facility whose principal is an employee and shareholder of Flowr	1,317,619	5,927,526
(e) Amounts due to a construction company whose principal is an employee and shareholder of Flowr	287,596	1,103,639

Included in general and administrative expense are amounts paid to shareholders or to companies whose principals are either a shareholder, director or officer of Flowr as follows:

	Three months ended		Six months ended
	June 30,		June 30,
General and administrative	2018	2017	2018	2017
Consulting and administration fees	26,525	15,000	87,225	15,000
Rental fees	5,250	5,250	10,500	10,500
	31,775	20,250	97,725	25,500

Refer to Notes 6 and 18.

All the above transactions are in the normal course of operations and are measured at the exchange amounts, being the amounts agreed to by the parties.

THE FLOWR CORPORATION	17

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

12.	KEY MANAGEMENT REMUNERATION

The Company’s related parties include its key management. Key management includes directors, the Chief Executive Officer (“CEO”) and the Executive Officers reporting directly to the CEO.

The remuneration of the key management of the Company recognized in the condensed interim consolidated statements of loss for the three and six months ended June 30, 2018 and 2017 were as follows:

	Three months ended,		Six months ended,
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017
Salaries and short-term benefits	431,041	50,292	696,226	100,584
Share-based compensation	1,137,239	-	1,473,434	-
Total renumeration	1,568,280	50,292	2,169,660	100,584

13.	SHARE -BASED COMPENSATION

Stock options

The Company has established an incentive stock option plan for the directors, selected employees and consultants. Pursuant to the plan, the exercise price of the option cannot be less than the closing price of Flowr’s common shares on the trading date preceding the day the option is granted. The aggregate number of shares that can be issued from treasury under this plan is 12,155,000. Options granted vest as specified in the relevant option agreements.

During the six months ended June 30, 2018, the Company granted 875,000 (2017 - 10,125,000) stock options with an exercise price of $2.60 (2017 - $0.000001) and fair value of $1,549,591 (2017 - $2,835,000). The estimated value of the options granted will be recognized as an expense in the condensed interim consolidated statements of loss and an addition to contributed surplus in the condensed interim consolidated statements of changes in shareholders’ equity over the vesting period. The Company recorded stock option expenses of $1,087,611 (2017 – nil) and $1,473,435 (2017 – nil) for the three and six months ended June 30, 2018.

As at June 30, 2018, there was $2,309,612 of share-based compensation cost remaining to be charged to net earnings in future periods relating to stock option grants. The fair value of options granted was estimated using the Black-Scholes option pricing model. The expected volatility is estimated based on the volatility of comparable publicly traded companies. The inputs used in the measurement of the fair values at the time the options were granted were as follows:

	2018	2017

Five year risk free interest rate	2.11%	1.65%
Expected life in years	5.00	5.00
Expected volatility	86.0%	75.0%
Dividends per share	-	-

THE FLOWR CORPORATION	18

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

13.	SHARE -BASED COMPENSATION (CONTINUED)

The following is a stock option continuity for the periods indicated:

		Weighted
	Number of	average exercise
	options	price per share $
Balance as at January 1, 2017	-	-
Options granted	10,125,000	0.000001
Options forfeited	-	-
Options expired	-	-
Balance as at December 31, 2017	10,125,000	0.000001
Options granted	875,000	2.60
Options exercised	(2,671,875)	0.000001
Options forfeited	-	-
Options expired	-	-
Balance as at June 30, 2018	8,328,125	0.273172

The following lists the options outstanding and exercisable as at June 30, 2018:

Options outstanding			Options exercisable

Range of		Weighted	Weighted		Weighted
exercise	Number of	average	average	Number of	average exercise
prices per	options	remaining	exercise price	options	price
share	outstanding	years	per share $	exercisable	per share $
$ 0.000001	7,453,125	4.42	$ 0.000001	2,971,875	$ 0.000001
$ 2.60	875,000	4.92	$ 2.60	67,984	$ 2.600000

14.	OTHER EXPENSE (INCOME )

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Grant of Plant Properties warrants	-	(128,377)	-	(128,377)
Unrealized loss on Plant Properties warrants	31,183	-	58,556	-
Interest expense (income), net	450	(1)	1,972	(24)
Other income	(5,297)	1,483	(5,297)	(4,088)
	26,336	(126,895)	55,231	(132,489)

THE FLOWR CORPORATION	19

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

15.	SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of common shares, an unlimited number of class A preferred shares and an unlimited number of class B preferred shares, collectively reflected as share capital in the consolidated financial statements. The preferred shares do not have preference for dividend payments, as they were structured solely for liquidation rights over holders of common shares. As of June 30, 2018, 52,811,819 common shares and 15,000,000 class A preferred shares are issued and outstanding.

(a)	Private Placements

In December 2017, the Company completed a private placement where 14,185,000 class A preferred shares were issued at a price of $1.00 per share, for total proceeds of $14,185,000 of which $487,168 was included in amounts receivable and $50,200 was oversubscribed and included in accounts payable as of December 31, 2017. Total share issuance costs were $134,791. In January 2018, the remaining tranche of 815,000 class A preferred shares were issued at a price of $1.00 per share for gross proceeds of $815,000. Total gross proceeds received from both tranches amounted to $15,000,000.

In the second and third quarters of 2018, the Company closed a private placement in a series of five tranches as follows:

	Closing	Shares	Gross
Tranche	date	issued	proceeds $
1	11-Apr-18	3,310,330	8,606,858
2	23-Apr-18	970,232	2,522,603
3	28-May-18	84,382	219,393
4	11-Jul-18	896,151	2,329,993
5	18-Jul-18	48,266	125,492
TOTAL		5,309,361	13,804,339

(b)	Letter of Intent with The Needle Capital Corp.

On February 12, 2018, Flowr entered into a letter of intent (“LOI”) with The Needle Capital Corp. (“Needle”), whereby Needle and Flowr will complete an amalgamation, share exchange or similar transaction to ultimately form a Resulting Issuer who will continue on the business of Flowr. The LOI contemplates Needle and Flowr completing an arm’s business combination transaction pursuant to which Needle shares or Resulting Issuer shares will be issued to holders of shares of Flowr at an exchange ratio of one post consolidation Needle share for one Flowr share. The exchange ratio may change in order to give effect to a deemed value of $0.15 per pre-consolidation Needle share. On completion of the Transaction, the securityholders of Flowr would own a majority of the issued and outstanding shares of the Resulting Issuer. The common shares of the Resulting Issuer will be listed for trading on the Toronto Stock Exchange Venture.

THE FLOWR CORPORATION	20

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

16.	LOSS PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2018	2017 (1)	2018	2017 (1)
Net loss attributable to common shareholders	(2,723,518)	(109,886)	(4,465,497)	(218,062)

Basic and diluted weighted average number of common shares outstanding	65,791,407	35,775,000	63,256,536	35,775,000
Basic and diluted loss per share	(0.04)	(0.00)	(0.07)	(0.01)

(1) The 2017 basic weighted average common shares is a reflection of the common shares issued from the Reorganization in exchange for the Partnership interest.

17.	SUPPLEMENTARY CASH FLOW INFORMATION

(a) Items not affecting cash and other adjustments:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Depreciation and amortization	244,103	26,223	469,216	26,223
Share-based compensation expense	1,087,611	-	1,473,435	-
Loss (gain) on Plant Properties warrants	31,183	(128,377)	58,556	(128,377)
Other, net	448	-	1,970	(23)
Items not affecting cash and other adjustments	1,363,345	(102,154)	2,003,177	(102,177)

(b) Changes in non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Decrease (Increase) in amounts receivable	34,011	(72,435)	517,334	(84,313)
Increase in other current assets	(130,957)	(18,389)	(136,367)	(36,384)
Increase in inventories	(51,293)	-	(51,293)	-
Increase in accounts payable and accrued liabilities	659,053	3,368	493,693	4,366
Increase (decrease) in amounts due to related parties	43,550	(75,134)	89,867	(344,412)
Changes in non-cash working capital	554,364	(162,590)	913,234	(460,743)

THE FLOWR CORPORATION	21

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

18.	COMMITMENTS

Contractual obligations

The Company had the following minimum future contractual obligations as at June 30, 2018:

	up to 1 year	1 - 5 years	over 5 years	Total
Purchase obligations	17,665	-	-	17,665
Operating lease obligations (i)	423,413	1,579,661	6,003,877	8,006,951

(i) Included in operating leases, is the Flowr Okanagan facility operating lease of which $71,730 (2017 - $24,713) and $143,460 (2017 - $63,020) is included in production cost for the three and six months ended June 30, 2018. The lease is payable to 0954717 B.C. LTD. whose principal owners are also shareholders of Flowr. The total commitment for this lease is $7,700,752, of which $273,258 is due within one year.

19.	FINANCIAL RISK MANAGEMENT

The Company’s principal financial liabilities comprise of accounts payable and accrued liabilities and amounts due to related parties. The main purpose of these financial instruments is to assist with the management of the Company’s short term and long-term cash flow requirements. The Company has various financial assets, such as cash and cash equivalents and amounts receivable, which arise directly from its operations.

The main risks that could adversely affect the Company’s financial assets, liabilities or future cash flows are market risk, liquidity risk and credit risk. Management reviews each of these risks and establishes policies for managing them as summarized below.

Market risk

Market risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market conditions. The Company operates in an industry regulated by ACMPR. Changes in legislation could have a significant impact on the Company’s operations.

Credit risk

The exposure to credit risk arises through the potential failure of a customer or another third party to meet its contractual obligations to the Company. As at June 30, 2018 the Company had a loan receivable of $25,000 and amounts receivable of $280,210 (December 31, 2017 - $797,545). The Company is not significantly exposed to credit risk as these receivables comprise 0.9% (December 31, 2017 – 3.8%) of the Company’s total assets.

Liquidity risk

The Company relies on the cash flows generated from its operations and its ability to raise debt and equity from the capital markets to fund its operating, investment and liquidity needs. To reduce these risks, the Company: (i) prepares regular cash flow forecasts to monitor its capital requirements and available liquidity (ii) strives to maintain a prudent capital structure that is comprised primarily of equity financing; and (iii) targets a minimum level of liquidity comprised of surplus cash balances to avoid having to raise additional capital at times when the costs or terms would be regarded as unfavourable.

THE FLOWR CORPORATION	22

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

19.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Capital management

The Company considers its capital to be its equity. The Company’s objective for capital management is to: (i) maintain sufficient levels of liquidity to fund and support its capital projects and operating activities; (ii) maintain a strong financial position to ensure it has ready access to debt and equity markets to supplement free cash flow being invested in its growth projects. The Company monitors its financial position and the potential impact of adverse market conditions on an ongoing basis. The Company manages its capital structure and makes adjustments to it based on prevailing market conditions and according to its business plan. The Company's long-term funding strategy is to maintain a capital structure comprised primarily of equity sourced from equity offerings and net earnings generated from its operations.

20.	OPERATING SEGMENT INFORMATION

Operating segments are components of an entity whose operating results are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance and for which separate financial information is available.

The Company primarily operates in one reportable operating segment, being a licensed producer operating in Canada. As the operations comprise a single reporting segment, amounts disclosed in the condensed interim consolidated financial statements also represent segment amounts.

21.	SUBSEQUENT EVENTS

(a) Refer to Note 1 and Note 15(a).

(b) Letter of Intent with The Needle Capital Corp.

On February 12, 2018, Flowr entered into a letter of intent (“LOI”) with The Needle Capital Corp. (“Needle”), whereby Needle and Flowr will complete an amalgamation, share exchange or similar transaction to ultimately form a “Resulting Issuer” who will continue on the business of Flowr. The LOI contemplates Needle and Flowr completing an arm’s length business combination transaction pursuant to which Needle shares or Resulting Issuer shares will be issued to holders of shares of Flowr at an exchange ratio of one post consolidation Needle share for one Flowr share. The exchange ratio may change in order to give effect to a deemed value of $0.15 per pre-consolidation Needle share. On completion of the Transaction, the securityholders of Flowr would own a majority of the issued and outstanding shares of the Resulting Issuer. The common shares of the Resulting Issuer will be listed for trading on the TSX Venture Exchange.

(c) Engagement with Clarus Securities Inc. and Co-lead Agents (“Clarus”)

On July 17, 2018 Flowr engaged Clarus to act on behalf of Flowr as a broker for an estimated $30,000,000 private placement offering (the “Offering”) in connection with the amalgamation with Needle. Pursuant to the terms of the agreement, Clarus may receive a cash commission up to 6% of the gross proceeds raised which will be payable on the closing date of the Offering. In addition, Flowr may issue broker warrants up to 3% of the number of subscription receipts sold in relation to the Offering. Each broker warrant will be exercisable into one common share of the Resulting Issuer at the Offering share price for a period of 24 months from the closing date. The consideration paid to Clarus will depend on the amount of brokered placements as opposed to non-brokered placements.

THE FLOWR CORPORATION	23

NOTES TO CONDENSED INTERIM CONSOLIDATED F INANCIAL S TATEMENTS
For the three and six months ended June 30, 2018 and 2017
(unaudited, in Canadian dollars, unless otherwise indicated)

21.	SUBSEQUENT EVENTS (CONTINUED)

(d) Stock options

In August 2018, Flowr granted 6,820,530 stock options with an exercise price of $2.60 of which 185,000 vest in three equal tranches on 15th, 27th, and 39th month from the date of the grant date and 6,635,530 options vest in 36 equal tranches over 36 months from the date of the grant. The options granted expire 5 years from the grant date.

In August 2018, 3,128,125 stock options were exercised at a price of $0.000001 per share for total proceeds of $3.

THE FLOWR CORPORATION	24

SCHEDULE “H” MANAGEMENT’S DISCUSSION AND ANALYSIS OF FLOWR FOR THE INTERIM
PERIOD ENDED JUNE 30, 2018

(SEE ATTACHED)

The Flowr Corporation

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

Management’s Discussion and Analysis

The followingManagement’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of The Flowr Corporation, (“Flowr” or the “Company”) provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in the financial condition of the Company between December 31, 2017 and June30, 2018, and results of operations for the three and six months endedJune 30 , 2018, ( "Q2 2018" and “YTD 2018”, respectively) and for the three and sixmonths ended June 30, 2017, ("Q2 2017" and “YTD 2017”, respectively). The MD&A should be read in conjunction withthe unaudited condensed interim consolidated financial statements for the three and sixmonths ended June 30, 2018, and with the audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2017 ("FY 2017"). In this MD&A, references to “Company” or “Flowr” are references to The Flowr Corporation and its subsidiaries, as applicable.

This MD&A is datedas of August 24, 2018.

The financial statements (and the financial information contained in this MD&A) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Financial Statements and this MD&A have been reviewed and approved by the Company’s Board of Directors (the “Board of Directors”). The Financial Statements were prepared in accordance with and include the accounts of the Company and its subsidiaries, The Flowr Canada Holdings ULC and The Flowr Group (Okanagan) Inc.

All amounts in this discussion are expressed in Canadian dollars (“CAD”) except per share data and unless otherwise indicated. All amounts in tables are expressed in thousands of CAD, unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for a full discussion on the nature of forward-looking information). Informationregarding the adequacy of cash resources to carry out the Company's operations or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading "Forward-looking Information" when reading any forward-looking information. This MD&A is prepared in accordance with Form 51-102F1 and has been approved by the Company’s board of directors (the “Board of Directors” or the “Board”) prior to its release.

Company Overview

Flowr was incorporated under the Business Corporations Act (Ontario) on October 25, 2017. The head office and registered office of Flowr is located at 100 Allstate Parkway, Suite 201, Markham, Ontario, L3R 6H3.

Prior to December 1, 2017, the business of Flowr was originally undertaken solely by Cannatech Plant Systems Inc., a British Columbia corporation (“Cannatech”) and then, following a transaction that closed on December 1, 2016, together with Flowco Services LP and Flowco Investments LP. On December 1, 2017, a reorganization was completed (the “Reorganization”).The Reorganization resulted in: the limited partners of Flowco Services LP and Flowco Investments LP becoming shareholders of Flowr and Flowr having one direct subsidiary, The Flowr Canada Holdings ULC, a British Columbia corporation (“Flowr ULC”), and one indirect subsidiary, The Flowr Group (Okanagan) Inc., formerly Cannatech (“Flowr Okanagan”).

1

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

Flowr owns 100% of the issued and outstanding Flowr ULC Common Shares and two US shareholders own 100% of the issued and outstanding Flowr ULC Class A Shares. Pursuant to the Articles of Flowr ULC dated November 28, 2017, the Flowr ULC Class A Shares are exchangeable for Flowr Class B Shares at the sole option and discretion of the holders on a one-for-one basis.

Flowr’s interest in Flowr Okanagan is held through Flowr ULC, which owns 100% of the issued and outstanding shares in Flowr Okanagan.

Flowr Okanagan is a holder of a producer and sales licence to cultivate and sell under section 35 (“Licenced Producer”) of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and operates an 85,000 square foot production facility in Kelowna, British Columbia (“Facility”). Over time, Flowr will build out additional facilities and sites adjacent to the Facility (the “Kelowna Campus”) and Flowr has begun such acquiring properties and rights, as described below. Flowr is focused on producing high-yield, high-quality cannabis for patients and consumers throughout Canada. Flowr also prioritizes research and development; its highly skilled scientific staff use modern genetic techniques, molecular biology and plant physiology, to breed specific cannabis varieties to identify unique characteristics and ultimately work to improve Flowr’s final products. On August 10, 2018, Flowr Okanagan was granted by Health Canada, an amendment to remove the restrictions on its ACMPR Licence and in the process, obtained its sales licence.

On February 12, 2018, Flowr entered into a letter of intent (“LOI”) with The Needle Capital Corp. (“Needle”), a capital pool company listed on the TSX Venture Exchange, incorporated under the Alberta Business Corporations Act. Pursuant to the LOI, it is anticipated that Needle, through a wholly-owned subsidiary, and Flowr will complete a qualifying transaction through an amalgamation to ultimately form a resulting issuer that will continue on the business of Flowr (the “Resulting Issuer”). The LOI contemplates Needle and Flowr completing a qualify transaction pursuant to which Needle shares or Resulting Issuer shares will be issued to holders of shares of Flowr at an exchange ratio of one post consolidation Needle share for one Flowr share (the “Transaction”). The exchange ratio may change in order to give effect to a deemed value of $0.15 per pre-consolidation Needle share. On completion of the Transaction, the common shares of the Resulting Issuer will be listed for trading on the TSX Venture Exchange and the current securityholders of Flowr would own a majority of the issued and outstanding shares of the Resulting Issuer.

Overall Performance

Highlights of YTD 2018 and as of the Date of this Report

During YTD 2018 and to the date of this MD&A, the following highlights the Company’s significant events:

•	Financing Activities – The Company completed the following non-brokered private placements:

On January 9, 2018, Flowr completed a non-brokered private placement of 15,000,000 Flowr Class A Shares at a price of $1.00 per share, for aggregate gross proceeds of $15,000,000 with gross proceeds of $815,000 received in Q1 2018 and the balance received in FY 2017;

On July 18, 2018, Flowr completed a Non-Brokered Private Placement of 5,309,361 Flowr Common Shares at a price of $2.60 per share, for aggregate gross proceeds of $13,804,339.

(each a “Non-Brokered Private Placement” and together the “Non-Brokered Private Placements”).

2

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

•	Corporate Matters – The Company made the following changes during the fiscal year and to date of this MD&A:

o	On January 8, 2018, Flowr Okanagan filed a notice of alteration to change its name from Cannatech Plant Systems Inc.

o	On February 12, 2018, Flowr ULC filed a notice of alteration to change its name from The Flowr Cannabis ULC.

o	On June 29, 2018, Thomas Flow, President and Founder of the Company assumed the position of Chief Executive Officer following Mr. Giorgi’s departure from Flowr.

•	Operating Activities – In keeping with the Company’s objective of advancing and optimizing the Facility, the following progress at the Company's operations has been made:

o

On January 25, 2018 Flowr entered into an agreement with Hawthorne Gardening Company (“ Hawthorne”) to construct and operate a purpose-built research and development facility in North America dedicated exclusively to innovations in the cannabis industry.

o	During YTD 2018, Flowr applied for two patents:

•	US Patent Application No. 15/912,377 – Apparatus for Transporting Hanging Crops; and

•	US Patent Application No. 15/912,356 – Apparatus for Sorting of Crop Components

o	On April 23, 2018, Flowr began the harvest of its first crop of medical cannabis in the Facility. That harvest, as well as several others, have now been completed; the flowers have been trimmed and dried, and samples have been sent to Health Canada.

o	On May 30, 2018, Flowr Okanagan submitted an amendment application to Health Canada to remove the restrictions on its ACMPR Licence. An inspection of the Facility was conducted between July 11th through the 13th of 2018. Once Flowr Okanagan successfully responds to any comments generated by Health Canada’s pre-sale licence inspection, the amendment application will be approved and Flowr Okanagan will receive its sales licence. Flowr Okanagan expects to receive its sales licence in August of 2018.

o	The interior of the Facility continues to be under construction which is being completed in stages. Flowr is operating approximately 16,000 square feet of the finished structure of the Facility while construction of the remaining portion of the interior is completed.

In anticipation of the phased construction of the Kelowna Campus, Flowr has purchased, or has entered into agreements to purchase, several parcels of land near or adjacent to the Facility, as follows:

•	On June 29, 2017, Flowr purchased 0.53 acres of land located directly south and adjacent to the Facility (the “ June 29 Parcel”);

•	On February 28, 2018, Flowr purchased 1.942 acres of land located directly to the north and adjacent to the Facility (the “February 28 Parcel”);

3

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

•	On March 2, 2018, Flowr purchased 0.53 acres of land located directly south and adjacent to the June 29 Parcel;

•

On January 29, 2018, Flowr entered into a purchase and sale agreement to purchase two (2) acres of land located directly north and adjacent to the February 28 Parcel. The purchase of this parcel of land has been deferred until September 2018; and

•

On June 7, 2018, Flowr entered into a purchase and sale agreement to purchase 17.6 acres of land located to the east of the Facility. This agreement is subject to the receipt by Flowr of all necessary government approvals to build a facility on the land. In addition, the agreement provides Flowr with a right of first refusal to purchase two additional parcels of land located adjacent to the 17.6 acres of land to be purchased. Specifically, the right of first refusal provides Flowr with the option to purchase one 10-acre parcel of land and another 9.4-acre parcel of land.

•	During the quarter ending June 30, 2018 and to the date of the MD&A, the Company completed 6 harvests whereby each harvest consists of one room of approximately 2,000 square feet of grow area.

•

On July 11, 2018, the B.C. Liquor Distribution Board, the retailer and distributor of non-medical cannabis for the province of British Columbia, entered into memorandums of understanding with 32 Licenced Producers which included Flowr to form its initial wholesale product assortment to cater the B.C. market. As of the date of this report, the supply agreement is in the final stages of being ratified.

•	On August 10, 2018, Flowr was granted by Health Canada, an amendment to remove the restrictions on its ACMPR Licence and in the process, the Company obtained its sales licence.

•

On August 20, 2018, the Ontario Cannabis Store announced that it had entered into supply agreements with 26 Licensed Producers including Flowr. The supply agreement as of the date of this report is in the final stages of signing.

Outlook

Management believes that its purpose-built Facility provides it with a significant competitive advantage over other Licenced Producers. The key staff at Flowr have decades of combined experience both in (1) designing and building cannabis cultivation facilities as well as (2) performing the actual cultivation of cannabis plants. To realize its objectives, the Company's strategy includes the following activities:

•	Differentiate itself from other Licensed Producers by providing high quality cannabis products;

•

Pursue and maintain the following certifications; Good Manufacturing Practices, ISO 9001 - Quality Management System, ISO 14001 – Environmental Management System and Occupational Health and Safety Assessment Series 18001.

•	Enforce quality assurance protocols that will be among the most rigorous in the industry.

4

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

Quarterly Summary

The amounts are derived from the condensed interim consolidated financial statements prepared under IFRS.

	Three months ended		Six months ended June
In thousands of CAD dollars, except per		June 30,		30,
share amounts
	2018	2017	2018	2017
Revenue	-	-	-	-
Production costs	881	65	1,748	89
SG&A	1,521	295	2,735	494
Share based compensation	1,088	-	1,473	-
Net loss – continuing operations	(3,633)	(232)	(6,215)	450
Loss per share (basic and diluted)	(0.04)	(0.00)	(0.07)	(0.01)
Cash used in investing activities	1,924	1,019	7,023	1,093
Cash from financing activities	11,302	3,750	12,085	3,750

Results of Operations

Three Months Ended June 30, 2018, and June 30,2017

Net loss in Q2 2018 totalled $3,632,511 and was $3,400,011 higher than the net loss in Q2 2017. The increase is mainly driven by the ramp up of the activities of the Company in Q2 2018 with the commencement of the cultivation operations in January 2018 and the harvests commencing in April 2018. Key costs contributing to a higher net loss in Q2 2018 were production costs, selling, general and administrative expenses and share-based compensation. Production costs for Q2 2018 were $881,334 compared to $64,530 in Q2 2017. Selling, general and administrative expenditures were $1,521,110 compared to $294,865 in Q2 2018. Share-based compensation was $1,087,611 in Q2 2018 compared to a $nil amount in Q2 2017. Share-based compensation in Q2 2018 resulted from the issuance of stock options in 2017 and on June 1, 2018. The increased amount of stock-based compensation expense is due to the accelerated vesting of options that were transferred from an employee that left the Company to an existing Director and Officer. The options vest equally over a 36-month period for most of the optionees and a 31-month period for one optionee and expire 5 years from the date of the grant.

Six Months Ended June 30, 2018, and June 30, 2017

The Company incurred a net loss of $6,214,789 during YTD 2018 compared to a net loss of $450,314 during YTD 2017 resulting in an increased loss of $5,764,475 (period-over-period). The higher loss in YTD 2018 was driven by the ramp up of the activities of the Company with the commencement of the cultivation operations in January 2018. The following were the key expenditures that contributed to the higher loss during YTD 2018 period with selling, general and administrative costs being the most significant:

•	Selling, general and administrative costs of $2,735,224 in YTD 2018 were higher by $2,241,664 compared to $493,560 costs in YTD 2017.
•	Productions costs of $1,747,849 in YTD 2018 were $1,658,606 higher compared to $89,243 in YTD 2017.
•	Research and development were $189,842 in YTD 2018 compared to a $nil amount in YTD 2017.

5

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

•	Share-based compensation was $1,473,435 compared to a $nil amount in YTD 2017.
•	Other expenses and depreciation in aggregate of $68,439 in YTD 2018 compared to a recovery of $132,489 in YTD 2017 contributed $187,720 increase to the loss.

Cash used in investing and from financing activities

The cash used in investing activities increased to $1,924,474 in Q2 2018 compared to $1,019,229 Q2 2017 due to the continuing of the construction activities to complete the Facility. Management anticipates the construction of the Facility to be completed by year end 2018.

Net cash provided from financing activities in Q2 2018 was $11,301,633 compared to $3,750,000 in Q2 2017. The increase is largely due to the result of the financing transactions under the Non-Brokered Private Placements closed during YTD 2018 with the Company receiving gross proceeds of $11,348,859.

Total Assets and liabilities

In thousands of CAD dollars	June 30,	December 31, 2017
	2018
Total assets	29,149	21,502
Total liabilities	2,258	1,956

Total assets as at June 30, 2018 increased by a net of $7,647,461 from the end of FY 2017. The change is largely attributed to the increase in property, plant & equipment of $6,089,860 in relation to the construction of the Facility. In addition, cash and cash equivalents increased by $1,763,955 and prepaid and inventories increased by $187,660, respectively. The increase was offset by the decrease in amounts receivable of $517,335 and investments at fair value of $58,555.

Liquidity and Capital Resources

Liquidity
The main sources of liquidity are the Company's cash and cash equivalents, stock option exercises and equity issuances. As at June 30, 2018, cash and cash equivalents were $9,513,654 compared to $7,749,699 at December 31, 2017.

On January 9, 2018, Flowr completed a Non-Brokered Private Placement of 15,000,000 Flowr Class A Shares at a price of $1.00 per share, for aggregate gross proceeds of $15,000,000. The private placement closed in two tranches, as follows:

o	On December 28, 2017, 14,185,000 Flowr Class A shares were issued for aggregate gross proceeds of $14,185,000; and

o	On January 9, 2018, 815,000 Flowr Class A shares were issued for aggregate gross proceeds of $815,000.

On July 18, 2018, Flowr completed a Non-Brokered Private Placement of 5,309,361 Flowr Common Shares at a price of $2.60 per share, for aggregate gross proceeds of $13,804,339. The Non-Brokered Private Placement closed on a rolling basis in five tranches, as follows:

6

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

o	On April 11, 2018, 3,310,330 Flowr common shares were issued for aggregate gross proceeds of $8,606,858;

o	On April 23, 2018, 970,232 Flowr common shares were issued for aggregate gross proceeds of $2,522,603;

o	On May 28, 2018, 84,382 Flowr common shares were issued for aggregate gross proceeds of $219,393;

o	On July 12, 2018, 896,151 Flowr common shares were issued for aggregate gross proceeds of $2,329,993.

o	On July 18, 2018, 48,266 Flowr common shares were issued for aggregate gross proceeds of $125,492

Working Capital
As at June 30, 2018, the Company had working capital of $7,900,308 (December 31, 2017 — $6,767,797), calculated as total current assets less total current liabilities. The increase in working capital of $1,132,511 is mostly due to the financing transactions completed during YTD 2018.

Going Concern
As at June 30, 2018, the Company had no sources of operating cash flows and did not have sufficient cash to fund the completion of its Facility. The Company will need to raise additional capital through the issuance of equity. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. If funds are not raised, it would result in further curtailment of activities or delays.

Also, Flowr expects to receive its sales licence shortly, however, there can be no guarantee that Health Canada will grant the sales licence.

These circumstances result in material uncertainty which lends significant doubt as to the ability of the Company to fulfil its activities and, accordingly, the appropriateness ultimately of the use of the accounting principles applicable to a going concern.

Considering the risks listed above, management's balanced assessment of the Company is that it remains a going concern. The Company has been accounted for as a going concern in the Financial Statements.

The Company’s contractual obligations as at the end of June 30, 2018 are set out below:

Contractual Obligations	Total	Less than 1	1 –2 years	After 2
In thousands of CAD dollars		year		years
Trade and other payables	2,141	2,141	-	-
Due to related parties	117	117	-	-
Total contractual obligations	2,258	2,258	-	-

Commitments and Contingencies

The Company had no contingent liabilities as at June 30, 2018.

7

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

Future minimum payments as at June 30, 2018, under agreements to which the Company is a party are as follows:

In thousands of CAD dollars	Less than 1 year	1–5 years	Over 5 years	Total
Lease commitments	423	1,580	6,004	8,007
Purchase obligations	18	-	-	18

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at June 30, 2018.

Transactions with Related Parties

The Company's related parties as defined by International Accounting Standard 24 "Related Party Disclosures" (IAS 24), include the Company's subsidiaries, executive and non-executive directors, senior officers and key management personnel. Transactions with related parties are measured at fair value, which is the amount of consideration established and agreed upon by the related parties. All related party transactions entered into by the Company have been approved by the Board of Directors of the Company and/or shareholders of the Company as required.

Key management personnel are defined as directors and senior officers of the Company.

Transactions with related parties during YTD 2018 and YTD 2017 are listed below:

(a) Compensation of Key Management Personnel:

In thousands of CAD dollars	Six Months Ended June 30,
	2018	2017
Salaries and benefits	696	101
Share-based compensation		-
	1,474
Total	2,170	101

(b) Transactions with employees, shareholders and officers

As at June 30, 2018, the following related party amounts were included in (a) prepaid expenses and other assets (b) loan receivable (c) due to related parties (d) property, plant and equipment (e) accounts payable and accrued liabilities were as follows;

8

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

In thousands of CAD dollars	For the Period Ended,
	June 30, 2018	December 31, 2017
(a) Amounts in relation to reimbursable expenses due from a corporation whose principal is a director and officer of Flowr	90	96
(b) Loan to shareholder and employee of Flowr bearing interest at 1% per annum	25	25
(c) i) Shareholder advance payable to a director and officer of Flowr	-	25
ii) Reimbursable expenses due to a corporation with directors and officers in common with Flowr	117	3
(d) Fees paid to a company for the construction of Facility whose principal is an employee and shareholder of Flowr	1,318	5,928
(e) Amounts due to a construction company whose principal is an employee and shareholder of Flowr	288	1,104

Included in general and administrative expense are amounts paid to shareholders or to companies whose principals are either a shareholder, director or officer of Flowr as follows:

In thousands of CAD dollars	For the Periods Ended June 30,
	2018	2017
Consulting and administration fees	87	-
Rental fees	11	11
Total	98	11

All the above transactions are in the normal course of operations and are measured at the exchange amounts, being the amounts agreed to by the parties involved.

9

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and other payables. The carrying value of these financial instruments approximate their fair values as at June 30, 2018.

In thousands of CAD dollars
	Fair Value at	Basis of Measurement	Financial
	June 30, 2018		Instruments
Financial Assets
Cash and cash equivalents	9,514	Carrying value	Amortized cost
Amounts and loan receivable	305	Carrying value	Amortized cost
Plant Properties warrants	277	Carrying value	FVPL
Financial Liabilities
Accounts payable and accrued liabilities	2,141	Carrying value	Amortized cost
Due to related parties	117	Carrying value	Amortized cost

Amortized cost — Cash and cash equivalents, short-term deposits, amounts receivables, other current assets, trade and other payables mature in the short term and their carrying values approximate to their fair values.

FVPL – Investments and non hedging derivative instruments (such as warrants) are recognized at fair value and changes in fair value are recognized in other income and expenses in the consolidated statement of earnings (loss).

Risk Management

The Company's exposure to financial instruments includes, but is not limited to, the following risks:

Market risk

Market risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market conditions. The Company operates in an industry regulated by Health Canada and the ACMPR. Changes in legislation could have significant impact on the Company’s operations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash and cash equivalents at highly-rated financial institutions. As at June 30, 2018 the Company had a loan receivable of $25,000 (December 31, 2017 - $25,000) and amounts receivable of $280,210 (December 31, 2017 - $797,545). The Company is not significantly exposed to credit risk as these receivables comprise 1.1% (2017 – 3.6%) of the Company’s total assets.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash needs and expected cash availability to meet future obligations.

10

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

The Company will need to raise additional capital through equity issuances or debt financing in order to continue funding its construction of the Facility.

Capital Risk Management

The Company considers its capital to be its equity. The Company’s objective for capital management is to: (i) maintain sufficient levels of liquidity to fund and support its capital projects and operating activities; (ii) maintain a strong financial position to ensure it has ready access to debt and equity markets to supplement free cash flow being invested in its growth projects. The Company monitors its financial position and the potential impact of adverse market conditions on an ongoing basis. The Company manages its capital structure and adjusts it based on prevailing market conditions and according to its business plan. The Company's long-term funding strategy is to maintain a capital structure comprised primarily of equity sourced from equity offerings and net earnings generated from its operations.

Future Accounting Standards and Pronouncements

The following new standard IFRS 16 is not yet effective for the period ending June 30, 2018 and has not been applied when preparing these consolidated financial statements.

The Company’s assessment of IFRS 16 is set out below.

IFRS 16, Leases
IFRS 16, issued in January 2017, replaces IAS 17, Leases. IFRS 16 results in most leases being reported on the statement of financial position for lessees, eliminating the distinction between a finance lease and an operating lease. The standard is expected to impact the accounting for the Company’s operating leases, which are currently reflected in the consolidated statements of loss and in the Company’s disclosure in respect of future commitments. Under IFRS 16, all operating leases, except for short term and low value leases, are expected to be accounted for as finance leases. As a result, the leased assets and the associated obligations are recognized in the consolidated statements of financial position. The leased assets will be depreciated over the shorter of the estimated useful life of the asset and the lease term. The lease payments are apportioned between finance charges and a reduction of the lease liability. The current operating lease expense will be replaced with a depreciation charge on the leased assets and a finance charge on the lease liability, which are in aggregate expected to result in a higher total periodic expense in the earlier periods of the lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact on its consolidated financial statements.

Risk and Uncertainties

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Flowr. These include risks that are widespread risks associated with any form of business. While most risk factors are largely beyond the control of Flowr and its directors, the Company will seek to mitigate the risks where possible.

Among others, the Company is subject to the following risks and uncertainties:

•	The Company has limited operating history and uncertainty of future revenues;
•	The Company relies on obtaining and retaining licences for the production and sales of cannabis;
•	The failure to obtain a sales licence would have a material adverse impact on the Company;

11

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

•

The Company is subject to various laws and regulations. The commercial cannabis industry is a new industry in Canada and the Company may ultimately be unable to succeed in this new industry and market;

•	The Company is subject to change in laws and regulations federally and in each province;
•	The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;
•	The Company has incurred losses in recent periods and may not be able to achieve or maintain profitability;
•	The Company will require further funding to complete its Facility;
•	The market in which the Company operates is competitive and fast moving and may become even more competitive;
•	The performance of the Company will depend heavily on its ability to retain, and recruit, the services of management, suppliers and skilled personnel;
•	The Company’s ACMPR licence, activities and resources are focused on the Facility and adverse changes to the Facility could have a material impact on the Company’s business;
•	The risk of breaches of security at the Facility, in respect to electronic documents, data storage and risks related to breaches of applicable privacy laws;
•	The Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused significant loss or injury;
•	The Company could be required to incur the unexpected expense of a recall and any legal proceedings that might arise in connection with the recall;
•	The risk of insurance coverage not being available for certain risks or too cost prohibitive to maintain;
•	The Company is not assured that competitors will not develop similar technology, business methods or that the Company will be able to exercise its legal rights;
•	Certain directors and officers of the Company are also directors and officers of other companies and there exists the possibility for an officer and director to be in a position of conflict;
•	The development of Flowr’s business and operations may be hindered by applicable regulatory restrictions on sales and marketing activities;
•	The control of the Company by majority shareholders could adversely impact the valuation of the Company;
•	Sales of Resulting Issuer shares in the public market could occur at any time;
•	The Company cannot guarantee with certainty the use of proceeds from capital raisings;
•	The risks associated with the agricultural sector such as insects, plant diseases and similar agricultural risks;
•	The Company’s operations are subject to environmental regulation and risks;
•	The risk of unfavourable publicity or consumer perception of the cannabis industry;
•	The market price of the Resulting Issuer shares may be subject to wide price fluctuations;
•	The Company relies on efficient transport services;
•	The Company will be vulnerable to rising energy costs;
•	The Company relies on certain key inputs;
•	The Company may have difficulty forecasting future demand and competitive conditions;
•	The Company may become party to unforeseen litigation which could adversely affect its business;
•	The Company does not anticipate paying any dividends in the foreseeable future; and

12

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

•	There can be no assurance that an active and liquid marketing for Resulting Issuer shares will exist.

For a more detailed description of the various risks associated with the Company, refer to the Company’s Filing Statement available on SEDAR at www.sedar.com, and should be reviewed in conjunction with this document.

Share Capital Information

As at the date of this MD&A, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding (on a post-consolidation basis):

Securities	Common shares on exercise
Common shares	56,884,361
Preferred A shares	15,000,000
Preferred B shares	44,100,000
Stock options	12,020,530
Fully diluted share capital	128,004,891

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

13

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Six Months Ended June 30, 2018

Forward-looking Information

Certain information in this MD&A, including all statements that are not historical facts, constitutes forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking information includes, but is not limited to, information that reflects management’s expectations regarding Flowr’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects and opportunities. Often, this information includes words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

In making and providing the forward-looking information included in this MD&A, the Company has made numerous assumptions. The assumptions include, among other things, assumptions regarding: (i) the accuracy of operational results received to date; (ii) anticipated costs and expenses; (iii) the future price of cannabis products; and (v) that the supply and demand for cannabis. Although management believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among other things, the following: (i) need for additional financing to develop the Facility; (ii) decreases in the price of cannabis products (iii) operational risk; (iv) the risk that the Company will not be able to maintain, obtain or renew the requisite licenses to carry out its activities.

14

SCHEDULE “I” PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF THE
RESULTING ISSUER

(SEE ATTACHED)

THE NEEDLE CAPITAL CORP.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018
Prepared by Management
(Expressed in Canadian dollars)

THE NEEDLE CAPITAL CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Expressed in Canadian dollars)

		The
	The Flowr	Needle Capital
	Corporation	Corp.				Pro Forma
						Consolidated
	June 30	March 31			Pro Forma	June 30
As at	2018	2018	Note		Adjustments	2018

Assets
Current
Cash and cash equivalents	9,513,654	326,532	2		(300,000)	47,947,782
			3	(a)	35,850,108
			3	(b)	72,000
			3	(c)	30,000
			3	(d)	2,455,484
			3	(e)	3
Amounts receivable	280,210	-			-	280,210
Prepaids and other receivables	288,380	-			-	288,380
Inventories	51,293	-			-	51,293
Loan receivable	25,000	-			-	25,000
Total Current Assets	10,158,537	326,532			38,107,596	48,592,665

Investments	277,015	-			-	277,015
Property, plant and equipment	15,369,097	-			-	15,369,097
Intangibles	3,294,679	-			-	3,294,679
Long term advances	50,000	-			-	50,000
Total Assets	29,149,328	326,532			38,107,596	67,583,456

Liabilities
Current
Accounts payable and accrued liabilities	2,140,799	3,500			-	2,144,299
Due to related parties	117,429	-			-	117,429
Total Liabilities	2,258,228	3,500			-	2,261,728

Shareholders’ Equity
Share capital	30,955,589	385,600	2		1,440,000	71,825,859
			3	(a)	35,850,108
			3	(b)	182,800
			3	(c)	66,000
			3	(d)	2,455,484
			3	(e)	875,878
			3	(g)	(385,600)

Contributed surplus	1,323,348	74,000	2		110,800	12,909,273
			2		36,000
			3	(b)	(110,800)
			3	(c)	(36,000)
			3	(e)	(875,875)
			3	(f)	12,461,800
			3	(g)	(74,000)

Retained earnings (deficit)	(5,596,763)	(136,568)	2		(1,563,768)	(19,622.331)
			3	(f)	(12,461,800)
			3	(g)	136,568
Equity attributable to common Shareholders of the Company	26,682,174	323,032			38,107,596	65,112,802

Non-controlling interests	208,926	-			-	208,926
Total Equity	26,891,100	323,032			38,107,596	65,321,728
Total Liabilities and Equity	29,149,328	326,532			38,107,596	67,583,456

See accompanying notes to the unaudited pro forma consolidated financial statements.

THE NEEDLE CAPITAL CORP.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise stated)
(Unaudited)

1.	Basis of presentation

The accompanying unaudited pro forma consolidated statement of financial position (the “Pro Forma”) of The Needle Capital Corp. (“Needle” or the “Corporation”) has been prepared by management to show the proposed transaction (the “Transaction”) as described in Note 2. Needle was incorporated pursuant to articles of incorporation dated June 1, 2017, under the ABCA. The rd principal and registered office of the Corporation is located at 1900, 520 - 3 Avenue SW, Calgary, Alberta, T2P 0R3.

The Pro Forma has been prepared from information derived from, and should be read in conjunction with, the following condensed interim financial statements:

i.	the unaudited condensed interim consolidated statement of financial position of The Flowr Corporation as at June 30, 2018; and

ii.	the unaudited condensed interim statement of financial position of The Needle Corp. as at March 31, 2018;

The Pro Forma of the Corporation as at June 30, 2018 has been presented assuming the transaction had been completed on June 3o, 2018.

The Pro Forma has been compiled using the significant accounting policies as set out in the audited consolidated financial statements of The Flowr Corporation for the year ended December 31, 2017.

It is managements’ opinion that the Pro Forma includes all adjustments necessary for the fair presentation of the Transaction described in Note 2 in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The Pro Forma does not include all the information and disclosures required by IFRS for annual financial statements. The Pro Forma has been prepared for illustration purposes only and may not be indicative of the results or financial position had the Transaction been in effect as at June 30, 2018.

2.	Transaction

On August 27, 2018, Needle and The Flowr Corporation (“Flowr”) entered into the Business Combination Agreement (the “Agreement”) pursuant to which the parties have agreed to complete the Transaction involving the amalgamation of Flowr and a fully-owned subsidiary of the Corporation. Pursuant to the Business Combination Agreement, the Corporation will first complete a consolidation of its outstanding equity instruments on a 13:1 basis (“the Consolidation”) and the continuance of the Corporation from the ABCA to the OBCA (the “Continuance”). Subsequent to the completion of the Consolidation and Continuance, the Corporation shall issue (on a post-Consolidation basis) 85,692,095 Resulting Issuer Shares, 4,325,000 Resulting Issuer Stock Options, 7,695,530 Resulting Issuer ESOP Options, and 441,720 Resulting Issuer Compensation Options for each Flowr Share, Flowr Stock Option, Flowr ESOP Option and Flowr Compensation Option, respectively. In addition, a total of 44,100,000 Resulting Issuer Shares will be reserved for issuance upon the conversion of the Flowr ULC Class A Shares. If the Flowr Compensation Options have not been issued by Flowr as of the Closing Date, the Resulting Issuer has agreed that it is contractually obligated to issue Resulting Issuer Options on the same terms subject to appropriate adjustments described above.

It is also expected that prior to, or concurrently with, the completion of the Transaction, the Corporation will change its name to “The Flowr Corporation” or such other name as the Board may determine (the “Name Change”). The Name Change, Consolidation and Continuance were approved by the special resolution of the Needle shareholders at the annual and special meeting of the Needle Shareholders held on April 13, 2018.

The Transaction does not meet the definition of a business combination and is therefore accounted for as an asset acquisition under IFRS 2 – Share-based payment. Flowr has been identified as the acquirer for accounting purposes. The preliminary Transaction cost has been determined as follows:

Fair value of 553,846 shares issued	$1,440,000
Fair value of 55,384 stock options issued	110,800
Fair value of 23,076 share purchase warrants issued	36,000
Total consideration transferred	$1,586,800

Cash and cash equivalents	$326,532
Accounts payable and accrued liabilities	(3,500)
Net assets acquired	$323,032

Excess attributed to transaction costs	$1,263,768
Estimated legal fees and other transaction costs	300,000
Total transaction costs	$1,563,768

THE NEEDLE CAPITAL CORP.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise stated)
(Unaudited)

3.	Pro forma assumptions and adjustments

The Pro Forma give effect to the following assumptions as if they had occurred on June 30, 2018:

(a)

Proceeds from the proposed brokered private placement of 13,807,734 Flowr Subscription Receipts at a price of $2.60 per Flowr Subscription Receipt for aggregate gross proceeds of $35,900,108. Each such Flowr Subscription Receipt entitling the holder thereof to acquire one Flowr Common Share for no additional consideration and without further action or formality on the part of the holder thereof. Less estimated unit issuance costs of $50,000.

(b)

Assumed exercise of 55,384 stock options at a price of $1.30 per common share for cash proceeds of $72,000. In addition, $110,800, representing the value assigned to the options exercised, was transferred from contributed surplus to share capital.

(c)

Assumed exercise of 23,076 share purchase warrants at a price of $1.30 per common share for cash proceeds of $30,000. In addition, $36,000, representing the value assigned to the options exercised, was transferred from contributed surplus to share capital.

(d)

Flowr closed the remaining 2 tranches of a 5-tranche private placement from July 1, 2018 to July 18, 2018 for the issuance of 944,417 common shares at a price of $2.60 per share for gross proceeds of $2,455,484.

(e)

Exercise of 3,128,125 Flowr stock options at a price of $0.000001 per common share for cash proceeds of $3. In addition, $875,875, representing the value assigned to the stock options exercised, was transferred from contributed surplus to share capital.

(f)

Grant of 6,820,530 stock options of Flowr at an exercise price of $2.60 expiring in August, 2023. 185,000 options vest in 3 equal tranches 15, 27, and 39 months from the date of the grant. 6,635,530 options vest in 36 equal tranches over 36 months from the date of the grant. For the purposes of this Pro Forma, the value of the options assigned to contributed surplus of $12,461,800 is calculated as if the options had vested immediately on the date of the grant rather than over the vesting periods described above.

(g)	Historical equity balances of Needle are eliminated.

4.	Pro forma share capital

Pro forma share capital as at June 30, 2018 has been determined as follows:

	Number
	of Shares	Value
Common shares of Needle issued and outstanding as at March 31, 2018	7,200,000	$385,600
Effect of 13:1 consolidation	(6,646,154)	-
Fair value of common shares held by Needle (Note 2)	-	1,440,000
Assumed stock option exercise (Note 3(b))	55,384	182,800
Assumed share purchase warrant exercise (Note 3(c))	23,076	66,000
Conversion of subscription receipts (Note 3(a))	13,807,734	35,850,108
Elimination of historical share capital of Needle (Note 3(g))	-	(385,600)
Common shares of Flowr issued and outstanding as at June 30, 2018	67,811,819	30,955,589
Common shares issued in private placements from July 1, 2018 to July 18, 2018 (Note 3(d))	944,417	2,455,484
Stock options exercised (Note 3(e))	3,128,125	875,878
Pro forma share capital	86,324,401	$71,825,859

THE NEEDLE CAPITAL CORP.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise stated)
(Unaudited)

5.	Pro forma contributed surplus

Pro forma contributed surplus as at June 30, 2018 has been determined as follows:

	Number of
	Share Purchase
	Warrants	Value
Share purchase warrants of Needle issued and outstanding as at March 31, 2018	300,000	$17,000
Effect of 13:1 consolidation	(276,924)	-
Fair value of share purchase warrants held by Needle (Note 2)	-	36,000
Assumed warrant exercise (Note 3(c))	(23,076)	(36,000)
Elimination of historical contributed surplus of Needle (Note 3(g))	-	(17,000)
Pro forma warrant reserve	-	$-

	Number of
	Stock Options	Value
Stock options of Needle issued and outstanding as at March 31, 2018	720,000	$57,000
Effect of 13:1 consolidation	(664,616)	-
Fair value of stock options held by Needle (Note 2)	-	110,800
Assumed stock option exercise (Note 3(b))	(55,384)	(110,800)
Elimination of historical contributed surplus of Needle (Note 3(g))	-	(57,000)
Stock options of Flowr issued and outstanding as at June 30, 2018	8,328,125	1,323,348
Stock options exercised (Note 3(e))	(3,128,125)	(875,875)
Stock options granted (Note 3(f))	6,820,530	12,461,800
Pro forma option reserve	12,020,530	$12,909,273
Pro forma contributed surplus		$12,909,273